   As filed with the Securities and Exchange Commission on April 5, 2000
                                                      Registration No. 333-95559

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------

                              AMENDMENT NO. 4
                                       To
                                    FORM S-1
                             REGISTRATION STATEMENT
                        Under The Securities Act of 1933

                                ----------------

                           RELEASENOW.COM CORPORATION
             (Exact name of Registrant as Specified in its Charter)

                                ----------------

        Delaware                      7373                     13-3763161
                               (Primary standard            (I.R.S. Employer
    (State or other                industrial             Identification No.)
      jurisdiction            classification code
  of incorporation or               number)
     organization)

                             990 Commercial Street
                              San Carlos, CA 94070
                                 (650) 622-1000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ----------------

                               MICHAEL J. MAULICK
                     President and Chief Executive Officer
                           RELEASENOW.COM CORPORATION
                             990 Commercial Street
                              San Carlos, CA 94070
                                 (650) 622-1000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                  Please send copies of all communications to:

      WARREN T. LAZAROW, ESQ.                      JORGE DEL CALVO, ESQ.
      VALERIE L. RUSSELL, ESQ.                     STANTON D. WONG, ESQ.
       COLBY R. GARTIN, ESQ.                    GABRIELLA A. LOMBARDI, ESQ.
                                                    MARY A. HELVEY, ESQ.
   BENJAMIN H. DEBERRY, ESQ.
  Brobeck, Phleger & Harrison LLP              Pillsbury Madison & Sutro LLP
       Two Embarcadero Place                        2550 Hanover Street
           2200 Geng Road                           Palo Alto, CA 94304
        Palo Alto, CA 94303                            (650) 233-4500
           (650) 424-0160

                                ----------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                                ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to Completion, dated April 5, 2000

PROSPECTUS

                                3,250,000 Shares

                            [LOGO OF RELEASENOW.COM]


                                  Common Stock

--------------------------------------------------------------------------------

  This is our initial public offering of shares of common stock. We are offering 3,250,000 shares. No public market currently exists for our shares.

  We propose to list the shares on the Nasdaq National Market under the symbol "RNOW." We anticipate the initial public offering price will be between $14.00 to $16.00 per share.

  Investing in the shares involves numerous risks. Risk Factors begin on page
5.

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public Offering Price...............................................  $    $
Underwriting Discount...............................................  $    $
Proceeds to ReleaseNow.com Corporation..............................  $    $

  The underwriters have a 30-day option to purchase up to an additional 487,500 shares of which up to 97,500 shares may be purchased from an existing stockholder to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

  Lehman Brothers expects to deliver the shares on or about       , 2000.

--------------------------------------------------------------------------------

Lehman Brothers

                                CIBC World Markets

                                                                   Wit SoundView

        , 2000

Inside front cover

The inside front cover of the prospectus depicts an oval with eleven spokes pointing outward. Enclosed in the oval is the ReleaseNow.com logo and the text:
"your e-commerce department." At the end of each spoke is text and an icon illustrating the corresponding text. Each spoke represents a service that ReleaseNow.com offers. The services shown include: Bank Clearance, Goods Delivery (both Digital and Physical), Upgrades, e-Merchandising, 24x7 Customer Support, Storefront Experience, e-Marketing, Fraud Control, Returns Processing, Digital Packaging and Transaction Processing.

Left page of inside of gate fold

The inside front cover has a header with the ReleaseNow.com logo to left and, centered across the gatefold, the slogan, "Outsourced e-Commerce for the Marketing, Sale and Delivery of Digital Goods Online."

Below this header, along the left hand side of the page, under the header "Customers," are seven logos of customers, including: Macromedia, Inc., Day-Timers, Inc., Verity, Inc., Inxight Software, Inc., Caere Corporation, Network ICE Corporation and WebTrends Corporation. On the right hand are two images of Web sites we created for our customers, Newsoft America, Inc. and Network ICE. The Web screens include various elements typical of the Web-based stores and marketing materials we create for our customers to sell our digital goods to end-users including product descriptions, pricing and purchase options.

Right page of inside of gate fold

On the page are four images of Web sites we created for our customers, Macromedia, Inc., H.E.A.R. and Managemark, Inc. The Web screens include various elements typical of the Web-based stores and marketing materials we create for our customers to sell our digital goods to end-users including product descriptions, pricing and purchase options.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    5
Use of Proceeds.....................   20
Dividend Policy.....................   20
Capitalization......................   21
Dilution............................   23
Selected Financial Data.............   25
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   26
Business............................   34
Management..........................   53

                                    Page
                                    ----
Certain Relationships and Related
 Transactions......................  66
Recent Developments................  69
Principal Stockholders.............  70
Description of Capital Stock.......  73
Shares Eligible for Future Sale....  77
Underwriting.......................  80
Legal Matters......................  83
Experts............................  83
Available Information..............  83
Index to Consolidated Financial
 Statements........................ F-1

                             ABOUT THIS PROSPECTUS

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

   All trademarks and trade names appearing in this prospectus are the property of their respective holders. The inclusion of other companies' brand names, products and Web sites in this prospectus is not an endorsement of ReleaseNow.com. These companies are not involved with the offering of our securities.

   Until       , 2000, all dealers selling shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes to those statements appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates" and similar expressions are generally intended to identify forward-looking statements.

   Except as otherwise indicated, all information in this prospectus assumes:

  . that the underwriters will not exercise the option granted by us and a selling stockholder to purchase additional shares in this offering;

  . the conversion of all of our preferred stock into common stock on a one-to-one basis upon the closing of this offering; and

  . the effectiveness of a two-for-one reverse stock split to be effected prior to the consummation of this offering.

                                 ReleaseNow.com

   We have developed an e-commerce infrastructure that we call our PowerCommerce platform. We use this infrastructure to market, sell and deliver digital goods online, including business-to-consumer software, business-to-business software licenses, music and documents. We obtain digital goods, such as software titles, from publishers who choose to outsource all or a portion of their online marketing, sales and delivery needs. We believe our technology is a best-of-class, one-stop method for selling digital goods online. On this basis, we believe we are well positioned in three converging Internet markets:
Internet infrastructure, outsourced e-commerce and the online sale of digital goods.

   Using our PowerCommerce platform, we sell digital products to end-users through our customers' Web sites, provide reporting, and process credit card and purchase order transactions. We also build, host and manage the e-commerce portion of our customers' Web sites, reflecting their brand identity and providing marketing, merchandising and digital distribution capabilities. We believe our expertise in systems integration will allow us to coordinate the e-commerce capabilities we provide for our customers with their internal information systems, such as accounting and inventory management.

   To date, we have focused on selling software, rather than other digital goods. We have currently deployed hundreds of Web-based software stores and try-and-buy software products, referred to as e-commerce points of sale, for our software publisher and retailer customers. We developed the PowerCommerce platform to be able to run thousands of points of sale and to use off-the-shelf servers that can be easily deployed to handle increased traffic at those points of sale. We currently generate revenue primarily from the sale of third-party software. Fees charged for the construction, hosting and management of the e-commerce portion of software publishers' Web sites accounted for less than 5% of net revenue for the year ended December 31, 1999. Our four largest customers by revenue for the year ended December 31, 1999, were Macromedia, Inc., Network ICE Corporation, WebTrends Corporation and GameSpot, a unit of Ziff-Davis Inc.

   We have used our expertise in business-to-consumer software to move into the business-to-business software market, announcing the PowerCommerce e-Business Center in the first quarter of 2000. The PowerCommerce e-Business Center is our name for Web-based stores that we build, host and manage, permitting corporate purchasers to buy and download software licenses using purchase orders, as well as providing volume licensing and custom pricing over the Internet. Because downloading software licenses helps eliminate the need for physical shipments and makes it possible for corporate personnel to obtain access to software almost immediately, at almost any time of the day or night, we believe the PowerCommerce e-Business Center will allow us to address the needs of the large and rapidly growing business-to-business software market. To date, we have not generated any revenue from our PowerCommerce e-Business Center.

   We intend to use our expertise in the marketing, sale and delivery of digital goods online to pursue other digital content opportunities such as music, documents, images and video. For example, in January 2000, we launched a prototype store for the H.E.A.R. Foundation which permits end-users to download standard digital music, or mp3 files. Additionally, we currently maintain a store permitting download of digital documents in the form of game guides, which are reference documents that provide tips and strategies for popular computer games. We believe that the delivery of other digital goods can be similarly implemented using the PowerCommerce platform. However, we are only now entering these markets and have no current expectation as to when we will generate revenue, if at all, from digital goods other than software and documents.

   The worldwide packaged software market, which according to International Data Corporation, or IDC, reached $135.1 billion in 1998, has emerged as one of the first digital goods e-commerce markets to experience widespread adoption of digital delivery. IDC estimates that the market for the online sale of software reached $1.6 billion in 1998 and will grow to approximately $32.9 billion by 2003. IDC also estimates that the market for the sale of electronic licenses for corporate software reached $20.1 billion in 1998 and will grow to over $174.5 billion by 2003.

                              Risks of Investment

   Our net revenues were $12.7 million for the year ended December 31, 1999, and our net loss was $19.4 million. Since inception and as of December 31, 1999, we incurred net losses of an aggregate of $32.4 million. We anticipate continuing to incur losses in the foreseeable future. Also, we derived 73% of our net revenues in 1999 from two clients, Macromedia, which accounted for 57%, and Network ICE, which accounted for 16%. Macromedia may terminate its relationship with us upon 60 days notice and, similarly, Network ICE may terminate its relationship with us upon 60 days notice, each with little or no penalty. In addition, investors should note that our officers, directors, principal stockholders and their respective affiliates will beneficially own approximately 50.5% of the outstanding shares of our common stock following completion of this offering. As such, they will be able to exert substantial influence over the election of directors and other matters requiring stockholder approval. Please also review each of the risk factors beginning on page 5 of this prospectus.

                               Corporate History

   We incorporated in Delaware on March 28, 1994 under the name Digital Money, Inc. In February 1996, we changed our name to Release Software Corporation, and on May 20, 1999 we changed our name to ReleaseNow.com Corporation. We incorporated a wholly-owned subsidiary in Canada as a technical development center, ReleaseNow.com Canada, Inc., in July 1999. We acquired Client Server Designs, Inc. in May 1999 and substantially all of the assets of Get Software.com in February 2000. References to "us," "we," "our company" and "ReleaseNow.com" include ReleaseNow.com Corporation, ReleaseNow.com Canada, Inc. and Client Server Designs, Inc. Our principal executive offices are located at 990 Commercial Street, San Carlos, California 94070. Our telephone number is 650-622-1000. Our Web site address is www.releasenow.com. Information contained on our Web site does not constitute a part of this prospectus.

                                  The Offering

Common stock offered by
 ReleaseNow.com.................. 3,250,000 shares
Common stock outstanding after
   the offering.................. 15,226,814 shares
Use of proceeds.................. We expect to use the net proceeds of the offering for general corporate purposes,
                                  including working capital and capital
                                  expenditures, enhancing our product
                                  development efforts, expanding our sales and
                                  marketing efforts, acquiring or licensing
                                  technology, products or businesses and
                                  expanding internationally. See "Use of
                                  Proceeds."
Proposed Nasdaq National Market
symbol........................... RNOW

   The common stock to be outstanding after the offering is based on the number of shares outstanding as of February 29, 2000 and includes the 174,321 shares we issued in connection with the Get Software asset acquisition. It also reflects the automatic conversion into common stock upon completion of this offering of all outstanding shares of preferred stock. This excludes the following issuances which we may make pursuant to plans or arrangements entered into prior to February 29, 2000:

  . 1,083,699 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $6.56 per share; and

  . 73,147 shares of common stock issuable upon conversion of preferred stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.40 per share.

   In addition, this excludes the following issuances which we may make pursuant to plans or arrangements entered into subsequent to February 29, 2000:

  . 3,750,000 shares of common stock available for grant under our 2000 Stock
    Incentive Plan; and

  . 450,000 shares of common stock reserved for issuance under our 2000
    Employee Stock Purchase Plan.

                             Summary Financial Data

   The following table summarizes the financial data of our business. You should read this information together with the financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. See also Note 1 to the financial statements for an explanation of the determination of the number of shares used in computing per share data.

                            Period from
                           March 28, 1994
                            (inception)
                              Through          Year Ended December 31,
                            December 31,  ------------------------------------
                                1995       1996     1997     1998      1999
                           -------------- -------  -------  -------  ---------
                           (in thousands, except share and per share data)
Statement of Operations
 Data:
Net revenues.............      $  19      $   160  $ 2,349  $ 6,573  $  12,749
Gross profit.............          7           36      450      691      1,666
Net loss.................        (33)      (1,637)  (3,625)  (7,856)   (19,354)
Net loss available to
 common stockholders.....        (33)      (1,637)  (3,625)  (7,856)   (23,194)
Basic and diluted net
 loss per share available
 to common stockholders..      $ (33)     $ (5.09) $ (5.66) $ (7.92) $  (15.96)
Shares used in per share
 calculation.............      1,000      321,495  639,908  981,526  1,453,631
Unaudited pro forma basic
 and diluted net loss per
 share available to
 common stockholders.....                                            $   (2.64)
Shares used in pro forma
 per share calculation...                                            7,329,908

   The unaudited pro forma net loss information above gives effect on a one-for-one basis to the conversion into common stock of all preferred stock outstanding as of December 31, 1999.

                                                      As of December 31, 1999
                                                   -----------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                   ------- --------- -----------
                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents......................... $14,435  $22,129    $66,067
Short-term investments............................   2,200    2,200      2,200
Working capital...................................  11,528   19,228     63,160
Total assets......................................  21,849   32,479     76,457
Long-term debt....................................     861      861        861
Stockholders' equity..............................  15,363   25,993     69,931

   The pro forma information reflects:

  . the net proceeds of $8.2 million from the sale of 824,999 shares of Series F preferred stock on January 19, 2000;

  . the issuance of an additional 94,540 shares of common stock;

  . the cash payment of $496,000 and the issuance of 174,321 shares of common stock in connection with the Get Software acquisition; and

  . the automatic conversion on a one-for-one basis of all outstanding shares of preferred stock into common stock upon completion of this offering.


   The pro forma as adjusted information gives effect to the receipt of the estimated net proceeds of $43.9 million from the sale of 3,250,000 shares of common stock in this offering at an assumed public offering price of $15.00 per share after deducting the estimated underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

   You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Our prospects are difficult to evaluate because we only made our first electronic software sale in June 1996 and have only recently implemented some essential technology and begun expansion of our sales force and marketing capabilities

   We conducted our first electronic sale of software in June 1996, introduced our first generation of online stores in 1997, began offering stores capable of displaying images and providing dynamic pricing in 1998 and only implemented our PowerCommerce platform in the third quarter of 1999. As our PowerCommerce platform enables our development of electronic stores for our customers and our ability to market, sell and deliver digital goods through these stores, it is essential to the success of our current business model. In addition, in 1999 we began expanding our sales force, hiring our current Vice President of Sales and increasing our sales force by 40%, and in the first quarter of 2000 we implemented our PowerCommerce e-Business Center to provide enhanced marketing capabilities. As a result, our historical results are not necessarily indicative of our future performance and your ability to evaluate our business and future prospects is limited. Further, our revenue growth to date may not be indicative of our future operating results.

We have experienced losses, we expect continued losses and we may never achieve or maintain profitability

   We have not yet been profitable. We have incurred significant losses since inception and, as of December 31, 1999, we had experienced net losses of an aggregate of approximately $32.4 million. We have made a significant investment to develop our technology and to establish our sales and marketing capabilities. We believe that our success depends, among other things, on our ability to maintain and expand our existing relationships with publishers of digital goods and to develop new relationships, both domestically and internationally. Accordingly, we intend to continue to expend significant financial resources on the expansion of our sales and marketing efforts and continued development of our technology. As such, we do not believe that we will reach a sufficient size to average our fixed costs over a large enough revenue base to become profitable for at least the next several years, if at all.

   Investors should take into account that future operating expenses depend upon a variety of factors, including, among other things, estimates for planned operations and future sales, many of which are outside of our control. As a result, in the long term, our operating expenses are difficult to forecast and could increase significantly from current levels. In addition, investors should note that approximately 75% of our expenses in the short term are fixed. Thus, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. In addition, we cannot be certain that our revenues will grow at a rate that will allow us to achieve or maintain profitability or generate cash from operations in future periods. Any significant shortfall in revenues relative to our planned expenditures would harm our business.

Our operating results may fluctuate significantly and may be below investor expectations, which may adversely affect our stock price

   Our annual and quarterly operating results have fluctuated significantly in the past. Our net revenues for the years ended 1997, 1998 and 1999 were $2.3 million, $6.6 million and $12.7 million, respectively. We incurred increasing net losses of $3.6 million, $7.9 million and $19.4 million in each of these years. Additionally, net revenue in the fourth quarter of 1998 and each of the quarters in 1999 comprised 26%, 16%,

19%, 20% and 45% of our total net revenue for that year. Because approximately 75% of our short term costs are fixed, fluctuations in net revenue result in fluctuations in operating results. We expect these annual and quarterly fluctuations to continue. If our annual or quarterly operating results fall below the expectations of securities analysts, should analysts cover our stock in the future, the trading price of our common stock would decline. Among the most significant factors that have in the past and will likely continue to affect our operating results are:

  . the acceptance and security of digital delivery methods, and particularly how quickly broadband access is widely adopted, if at all, and how the perception of the security of Internet transactions is viewed by end-users over time;

  . the number of digital goods providers and PowerCommerce e-Business Center clients that we are able to attract and retain as customers;

  . the number of software products and other digital goods that our customers permit us to sell, particularly in relation to the number of similar products available from other sources, including brick-and-mortar stores and other online retailers;

  . the mix of software products and other digital goods that we sell in any given period, and their relative margins;

  . delays by our customers in the introduction of their products or market acceptance of those products that falls below our expectations;

  . our ability to implement in a timely manner new online stores or purchasing programs that attract end-users and make it easy for them to purchase products;

  . unexpected increases in operating expenses, especially relating to expansion and product development; and

  . fluctuations in levels of product returns, credit card fraud and customer service calls, which end-users may perceive to be easier to accomplish online than with traditional stores.

   Due to the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as an indication of future performance. For a discussion of our past results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our success depends on widespread acceptance of online distribution of software and other digital goods

   Sales of software through digital delivery are not currently a large portion of industry-wide business-to-business and business-to-consumer software sales. The market for electronic delivery of other digital goods is even less developed. As 91% of our net revenues for the year ended December 31, 1999 derived from the electronic delivery of third-party software, our future revenues and any future profits, should they develop, are substantially dependent upon the widespread acceptance and use of the Internet as a method to deliver digital goods to businesses and consumers. Difficulties experienced by end-users in downloading software products or other digital goods, such as slow or interrupted delivery and files that are difficult to locate following delivery, may prevent end-users from undertaking subsequent electronic downloads. Factors that may continue to influence market acceptance of electronic delivery include:

  . availability and affordability of bandwidth sufficient to enable end-users to rapidly and reliably download digital goods;

  . rate of adoption of electronic delivery by existing producers and retailers of digital goods;

  . level of end-user comfort with, and the relative ease of, the electronic downloading process; and

  . quantity and quality of products that are available for electronic delivery as compared to those available through physical delivery.

   We believe that, because of current bandwidth limitations, end-users using modems running at speeds of 56 kilobytes per second or less will not be willing to purchase software or other digital goods through electronic delivery if the file size is greater than approximately 20 megabytes. We also believe that the size of new digital goods will continue to increase and that these products may not be suitable for electronic delivery in the absence of significant increases in bandwidth availability. If electronic delivery does not achieve widespread market acceptance for any reason, our business and results will be negatively impacted. Even if widespread acceptance occurs, we might not overcome substantial existing and future technical challenges associated with reliable and consistent digital delivery.

Our success depends on the growth of the Internet as a commercial medium

   If commerce on the Internet does not continue to grow or grows more slowly than expected, our business would be seriously harmed as the number of potential purchasers of digital goods online would not grow rapidly enough to meet our forecasted sales. Although use of the Internet is growing rapidly, the Internet may fail to become a viable medium of commerce for a number of reasons, including:

  . end-user concerns regarding Internet speed, bandwidth availability, reliability, difficulty of use, cost, security risks and quality or availability of service;

  . inadequate development of the necessary network infrastructure; and

  . increased governmental regulation and taxation.

   Alternatively, if use of the Internet continues to grow exponentially, this growth may overwhelm the existing Internet infrastructure, rendering e-commerce unreliable. In particular, some current technologies available to access the Internet, such as analog transmission over traditional copper phone lines, create network bottlenecks as they cannot transmit data fast enough for current Internet applications. For example, assuming continued operation at maximum possible speeds, a 20 megabyte file takes almost one hour to download using a
28.8 kilobyte per second modem. A number of different new technologies are emerging to address download delays by providing broadband access to the Internet. For example, and again assuming continued operation at maximum possible speeds, using a 56 kilobyte per second modem, the same file takes only approximately one-half hour to download, using an ISDN line, the same file takes just under 15 minutes to download and using a T1 line, the same file takes only approximately two minutes to download. However, if broadband access is not widely accepted or adopted, or if it becomes overwhelmed in the future by increasing numbers of Internet users, it could become difficult or impossible for users to access desired Web sites or for users to interact with the Web site once there. As we are almost entirely dependent on being able to transmit data over the Internet, this could significantly harm our business and results of operations. Similarly, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity could impede the growth of the Internet as a commercial medium and have an adverse affect on our business.

Our customer base is concentrated, and we could lose customers because our contracts are for a short time period and can be terminated on short notice

   Our three largest customers accounted for approximately 55% of our net revenues in 1998, and our two largest customers accounted for approximately 73% of our net revenues in 1999. We expect that a small number of our customers will continue to account for a substantial portion of our sales for the foreseeable future. In addition, all of our contracts are short term in nature and are generally terminable for any reason on 30 or 60 days notice. Any of these contracts might not be renewed or could otherwise end on short notice, generally with no penalty. As a result of competition or fluctuations in demand, we could be required to compromise with our customers with respect to various contractual provisions in order to obtain additional business or maintain our customer relationships. In addition, many of our principal customers are now and may in the future be affected by rapid consolidation in the Internet and software industries. Loss of any principal customer would adversely affect our results. It is important that we maintain our customer relationships and at the same time develop new relationships with third-party suppliers of digital goods.

We depend on Macromedia and Network ICE, and the termination of these relationships would have a substantial and immediate adverse effect on our business

   For the year ended December 31, 1999 we generated approximately 57% of our net revenues from services provided to Macromedia and the sale of Macromedia software titles and approximately 16% of our net revenues from services provided to Network ICE and the sale of Network ICE software titles. We cannot assure you that Macromedia or Network ICE will continue to provide us with software to sell, and if either of them limited or discontinued selling software to us, our business would be significantly and immediately adversely affected. Macromedia and Network ICE have the right to terminate their agreements with us upon 60 days notice, with little or no penalty. We cannot assure you that Macromedia or Network ICE will not terminate their agreements or that they will renew them on satisfactory terms at the end of their current term. Macromedia's current term will end on June 28, 2000, subject to continuing automatic renewal for one year terms, again subject to earlier termination upon 60 days notice. Network ICE's current term will end in September 2000, subject to continuing automatic renewal for one year terms, again subject to earlier termination upon 60 days notice.

   Macromedia has indicated to us that they intend to bring electronic distribution of some of their products in-house. Macromedia has been developing its own e-commerce capabilities relating to buy-and-download software sales. In the fourth quarter of 1999, we created a buy-and-download store for Macromedia. This store represented 10% of our total net revenues in the year ended December 31, 1999. Macromedia has indicated that it intends to bring the buy-and-download store in-house in the second quarter of 2000. As a result, we will lose future revenues that may have been generated from this store. We have no assurance that Macromedia will not choose to bring all of its electronic distribution in-house, and that we will not lose 100% of Macromedia's business. If Macromedia chooses to bring in-house all or a significant portion of their electronic software delivery sales or if Macromedia or Network ICE chooses to use a competitor's e-commerce capabilities, it would have a substantial and immediate adverse effect on our business, results of operations and financial condition.

Our success depends on software and digital goods providers supplying titles for us to sell

   If we cannot obtain sufficient quantity and quality of commercially popular software titles, we may fail to attract new customers or end-users, either of which could cause our business or operating results to suffer. The software publishers that currently supply software to us may not continue to produce new titles, and may not supply new or old titles to us. We have no long-term or exclusive contracts or arrangements with any software publisher that guarantee the availability of software products to us. In addition, end-users may not like our product selection, particularly if it is limited by any of the foregoing factors, and this too could harm our business or operating results. We face these same risks with respect to selling digital goods other than software.

We depend on third parties for information, forecasting and marketing

   We depend on our customers to accurately forecast the schedule for development and delivery of their products to the market and to us. If their products are delayed, end-users could lose interest, and we could potentially lose anticipated sales. In addition, we rely on our customers to successfully market their software and generate demand for their products. If market interest is insufficient, we could lose anticipated sales. Further, we rely on our customers' forecasts relating to the demand for and longevity of their products. If their forecasts are wrong, and we do not adjust our forecasts for their inaccuracies, we might not meet our anticipated sales. Any of the foregoing could harm our business and results of operations.

We have a new management team, and if they are unable to work together effectively, our business may be harmed

   Most of our management team was hired in 1999, and the group has only been working together for a short time. For example, our Chief Financial Officer, Joan P. Walsh, joined us in January 1999, our Vice President of Marketing and Chief Marketing Officer, David A. Roman, joined us in February 1999, our

President, Michael J. Maulick, joined us in May 1999 and became Chief Executive Officer in November 1999 and our Vice President of Sales, Frank D. Maylett, joined us in June 1999. In addition, our prior Chief Executive Officer, Carolyn
A. Rogers, was appointed Chairman of the Board in November 1999. Moreover, several other key employees were hired in 1999. Because many of our officers and key employees are new, there is a risk that our management team will not be able to work together effectively, especially in the short term, to address the challenges to our business. We also expect to add additional key personnel in the near future, who will also need to be integrated into our management team. If our management team is unable to work together, our operations could be disrupted and our business harmed.

Intense competition in our industry could reduce or eliminate demand for our services

   Competition in the market for providers of outsourced e-commerce systems for digital goods is intense, and we expect competition to increase in the future. If we are not able to compete successfully, our business and financial results will suffer. We face competition from the following sources:

  . in-house development of e-commerce capabilities;

  . software publishers and online retailers who have or may choose to make substantial initial and ongoing investments in order to develop and manage their own e-commerce sites, who may decide to market this capability to others;

  . other providers of outsourced e-commerce systems, including Digital
    River, Inc. and NetSales, Inc.;

  . other providers of tools and services enabling one or more of the functions of e-commerce, such as transaction control, data security, customer interaction, database marketing and electronic software delivery, such as BroadVision Corporation and Preview Systems, Inc.;

  . companies that sell and distribute software products over the Internet, such as Intraware, Inc.;

  . high-traffic, branded Web sites that derive a substantial portion of their revenues from e-commerce and may themselves offer, or provide means for others to offer, software products;

  . start-up companies that are developing product offerings; and

  . traditional channels and methods of retail and corporate software sales, such as mail order catalogs and retail superstores.

   Several of our competitors are pursuing alliances, partnerships and business combinations to increase product offerings. We have not yet developed a significant number of strategic alliances, and we believe that we may therefore be at a competitive disadvantage to those companies. In addition, it is possible that current or potential competitors may establish alliances or cooperative relationships, or that new competitors may emerge and rapidly acquire market share.

   Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, and greater name recognition than we do. We cannot be sure that we will have the resources or expertise to compete successfully in the future. Our competitors may be able to:

  . respond more quickly than we can to new or emerging technologies and changes in customer requirements;

  . adopt more aggressive pricing policies and impede our ability to sell additional services on terms favorable to us;

  . develop and market new technologies that render our existing or future services obsolete, unmarketable or less competitive;

  . make strategic acquisitions or establish cooperative relationships among themselves or with other providers of outsourced e-commerce systems which strengthen their ability to address the needs of our potential customers; and

  . provide customers with additional benefits at lower overall costs.

Our international business exposes us to additional risks

   Software purchased by end-users in countries outside the United States accounted for approximately 40% of our net revenues in 1998 and approximately 39% of our net revenues in 1999. Part of our strategy is to continue to electronically distribute digital products to end-users in countries outside the United States and to increase our international presence in the future. Conducting business outside of the United States subjects us to risks, including:

  . higher instances of credit card fraud and difficulties in accounts receivable collection;

  . burdensome compliance with a variety of export restrictions and foreign laws;

  . changes in regulatory requirements, taxes and tariffs;

  . foreign currency exchange rate fluctuations;

  . difficulties in protecting intellectual property rights and evolving piracy laws;

  . difficulties and additional costs associated with international operations; and

  . political or economic instability or constraints on international trade.

Legislation relating to privacy concerns in the U.S. and Europe could damage our marketing strategy and negatively affect our business

   United States. The United States Federal Trade Commission, or the FTC, is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. These regulations may include requirements that companies establish certain procedures to, among other things:

  . give adequate notice to consumers regarding information collection and disclosure practices;

  . provide consumers with the ability to have personal identifying information deleted from a company's database;

  . provide consumers with access to their personal information and with the ability to rectify inaccurate information;

  . clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's Web site; and

  . obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

   These regulations may also include enforcement and redress provisions. Our business model is, in part, based upon our ability to obtain information about our users and to use this information to authorize transactions, perform fraud screenings, deliver products and offer complementary products to end-users who agree to receive promotional information. If new regulations are adopted that limit or eliminate our ability to use this information, or that generate potential liabilities as a result of misuse of this type of information, whether intentional or not, our business, results of operations and financial condition could be significantly harmed. Even in the absence of these regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. The FTC's regulatory and enforcement efforts alone may adversely affect the ability to collect demographic and personal information from users, which similarly could have an adverse effect on our ability to provide targeted e-mail campaigns.

   It is also possible that "cookies," or information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge, which are used to track demographic information and to target advertising, may become subject to laws limiting or prohibiting their use. We use cookies to remember end-users' names and purchasing information, except credit card numbers, so that items can be added to the end-user's "shopping cart" and subsequent purchases are quicker and easier. A number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of our use of cookies could make use of our purchasing methods more cumbersome or could prevent their use at all, either of which could harm our business, results of operations and financial condition.

   Europe. The European Union, or EU, has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, EU citizens are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, affect companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than Internet privacy standards in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The directive does not, however, define what standards of privacy are adequate. As a result, the directive may inhibit or prohibit the collection and use of personal information from users in EU member countries. This could inhibit the globalization of Internet commerce and limit the feasibility of our expansion in Europe.

Potential system failures or inability to scale our system could negatively affect or reduce demand for our services

   Our operating results and the success of our business depend on the efficient and uninterrupted operation of our computer and communications systems. Our services require the reliable online marketing, delivery, payment processing and data gathering that these systems and the underlying network infrastructure are designed to provide.

   Currently, our system is operating at approximately 8-12% of its maximum capacity, as measured in our ability to provide an almost immediate response to shoppers accessing our e-commerce stores. We have developed internal controls and monitoring systems which measure, among other things, items such as the number of users accessing our system at any one time, the amount of time users spend on our system, the number of purchases made, bandwidth use and hard disk utilization. No one of these factors alone generally causes system failure, but there is a risk that unexpected increases in one or more of these factors may impact performance or reliability, resulting in system disruptions or delays, slower than expected response times, degradation in levels of customer service and impaired quality and speed of order fulfillment. We intend, according to generally accepted industry practice, to increase our system capacity when our average usage rate reaches approximately 30% of the maximum system capacity. Despite our monitoring systems, we may be unable to accurately project the rate or timing of increases, if any, in the use of our systems or we may be unable to procure or license required third-party servers, routers and other products needed to scale our systems. Similarly, additional network capacity could be unavailable when we need it. Our reputation and ability to attract and retain clients and maintain adequate customer service levels depend on the reliability and performance of our systems. Our systems and operations are also vulnerable to damage or interruption from:

  . power loss, computer systems failures, Internet and telecommunications or data network failures;

  . operator negligence, improper operation by or supervision of employees, physical and electronic break-ins, misappropriation, computer viruses and similar events; and

  . earthquake, fire, flood and other natural disasters.

   Any of the foregoing could lead to interruptions, delays, security breaches, loss of data or the inability to accept and fulfill end-user orders. Any reduced order fulfillment performance would reduce the volume of goods sold and the attractiveness of our product and service offerings to software publishers, online retailers and end-users. We presently have limited system redundancy at our principal site and carry limited business interruption insurance to compensate for losses that may occur. We currently have no geographical system redundancy. We have experienced periodic interruptions, affecting all or a portion of our systems, which could continue to occur from time to time.

   Our system has in the past been down as a result of the following:

  . software defects;

  . service interruptions from third-party service providers such as our server co-location providers or our credit card processing service providers; and

  . Internet communications outages due to unpredictable events.

In the above cases, service was interrupted for periods ranging from several minutes to two hours. The impact on our business was revenue loss proportional to downtime, as well as possible future business loss due to damage to our reputation. In the future, any of these or the other factors discussed above could cause even longer interruptions.

We depend on third parties to maintain and provide components for our infrastructure

   We, and our customers, depend upon Internet service providers to connect us and the end-users who purchase software from us to the Internet and to provide sufficient bandwidth. In 1999, we electronically sold and delivered software representing over 90% of our net revenues, rather than using traditional physical fulfillment methods. As a result, we would be significantly harmed if we were unable to obtain reliable Internet access. We also rely on a number of suppliers to provide components of our infrastructure, such as credit card processing services, access to databases and encryption technology. If the cost of the components or services third parties provide is increased, the operational integrity of their networks is compromised or if these services are otherwise unavailable, our reputation could be harmed, our business could suffer and we could lose our customers to competitors. Although we believe we could find alternative sources to supply necessary infrastructure components, we would need to develop new working relationships and train our personnel in the use of these alternatives, either or both of which could cause delay or interruption of our services.

Our business could be harmed if online security risks or credit card fraud occur

   We rely on encryption and authentication technology licensed from third parties to provide secure transmission of confidential information, such as credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may compromise or breach the algorithms we use, including SalesAgent, our proprietary technology for encryption and limiting use of software based on the payment option chosen. We possess financial and other information with respect to our customers and end-users. If security with respect to this data is breached and proprietary information about our customers or end-users is misappropriated, it could damage our reputation, hurt our business and expose us to liability. We also assume the credit risk of loss associated with the sale and delivery of digital goods. Fraudulent credit card data, even if payment is authorized by associated financial institutions or credit organizations, expose us to liability. In addition, if we incur significant instances of credit card fraud over an extended period of time it may result in penalties and termination of our credit card acceptance privileges. Loss of the credit card acceptance privileges would severely impact our ability to process the sale of digital goods where the payment method is by credit card. We may be required to expend significant capital and other resources to protect against these security breaches or fraudulent transactions.

If our technology and systems do not keep up with technological changes in the e-commerce industry, our ability to compete effectively may be harmed

   The Internet and e-commerce industries are characterized by rapid changes in user requirements and preferences, new product and service introductions and evolving industry standards. We sell software and other digital goods for a number of companies, each of which may respond differently to these factors. Our technology must nonetheless be able to communicate effectively with each of our customers' technology. In addition, because we sell goods without a physical location and deliver those goods electronically, we are more dependent on technology than traditional vendors. We must:

  . keep up with changes in how digital files are created and stored;

  . keep up with changing digital delivery technologies like modems, digital subscriber lines, or DSL, and cable;

  . be able to accommodate various and new software platforms like computers, cellular phones and personal digital devices;

  . be able to respond to changes in how consumers expect online stores to operate; and

  . keep up with changes in payment technology like credit card processing and online cash substitutes.

Our success depends, in part, on our ability to create an environment in which the ease and flexibility of downloading digital goods online overcomes the tendency to buy digital goods by more traditional means. To be competitive, we must continue to enhance and improve the responsiveness, functions and features of our electronic packaging, transaction processing and client management systems, as well as our underlying network infrastructure. In order to create, maintain and improve this environment, we must either internally develop or license technologies, enhance existing services and develop new services that address the increasingly sophisticated and varied needs of customers, and respond to technological advances and emerging industry standards and practices. If we are unable to successfully use new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, our business could be harmed. Our proprietary technology development entails promoting new or complementary sales methods, including our PowerCommerce stores, expanding the breadth and depth of products and services offered and expanding our market presence through relationships with, or acquisitions of, third parties. All of the foregoing expose us to increased risks, including risks associated with the costs of system modifications or additional development and the diversion of resources from our existing businesses and technologies.

We may not be able to adequately protect our proprietary technology from infringement or misappropriation

   Our success depends in part on our proprietary technology which includes:

  . our PowerCommerce architecture;

  . our SalesAgent software code, which allows us to produce encrypted versions of software for try-before-you-buy and rental transactions;

  . the recently acquired intellectual property of Get Software.com, which includes software code for running an e-commerce Web site that sells shareware and other computer programs; and

  . trade secrets relating to our accumulated knowledge with respect to solving the complex problems of trial-enabling software, digital encryption and electronic delivery of digital goods.

   We have filed five patents with respect to our proprietary technology, and rely on copyright and trademark law, trade secret protection and confidentiality and/or license agreements with our employees, customers and others to protect our proprietary rights. Our pending patents may never be issued and, even if issued, may not provide us with any significant protection. We seek registration of our trademarks and service marks in the United States and, based upon anticipated use, internationally. The laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Third parties could obtain and use our technology without authorization or remuneration. Other parties may also independently develop substantially equivalent intellectual property. If we become involved in litigation to defend our intellectual property rights, we could have to spend significant amounts of money, regardless of the outcome, and the litigation could divert our management's time and efforts.

   We also cannot assure you that third parties will not claim our current or future services infringe upon their rights. We have not conducted any search to determine whether any of our services or technologies may be infringing upon rights of third parties. As the number of services in our market increases and capabilities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. In the past, we have received correspondence with respect to claims alleging our infringement of proprietary rights of third parties, and we may receive other notices in the future. As a result of an infringement dispute, we may experience product delivery delays, and we may need to develop non-infringing technology or enter into royalty or licensing agreements which may be unavailable on acceptable terms. Any infringement claims, with or without merit, could result in costly litigation and could absorb significant management time. We could also be made a party to lawsuits relating to the infringement by our customers of others' intellectual property rights.

Sale, delivery and support of our products may entail the risk of legal claims

   Our business includes the sale of the software and other digital goods of our customers. Because we did not create these software products or other digital goods, we are not generally in a position to know the quality of or the nature of the content of the digital goods. However, because we sell the digital goods, claims may be made against us for:

  . negligence;

  . breach of warranty;

  . system failures;

  . breach of contract;

  . copyright or trademark infringement;

  . defamation;

  . obscenity;

  . violation of privacy and personality rights; or

  . other theories based on the nature and content of software products and other materials and information delivered electronically.

   These claims would be expensive and time-consuming to defend, distract management and delay product deliveries even if we were ultimately successful in the defense of these claims. Our insurance may not cover potential claims of this type or may not be adequate to cover all defense costs or to indemnify us for all liability that may be imposed. If any claims are asserted against us and we are unable to promptly dispose of those claims or develop or license non-offending or non-infringing technology, it could disrupt our business and divert management and technical resources.

If we become subject to new sales and other taxes, our business may be harmed

   We currently collect sales or other similar taxes from end-users based on information provided by our publishers and online retailers, but do not typically collect sales tax for products purchased by end-users residing outside California. The application of sales tax to interstate and international sales over the Internet is unclear and evolving. Local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state or foreign companies selling products online. Should these or other tax laws change or be applied retroactively to past sales, it would harm our business and financial condition.

Increased government regulation could decrease our revenues and increase our costs

   A number of proposals have been made at the federal, state and local level that would impose additional regulations or taxes on the sale of goods and services over the Internet. The adoption of any of these proposals could substantially impair our growth or the growth of e-commerce, or could adversely affect our financial condition. While few laws or regulations currently apply directly to Internet access or e-commerce, a number of laws and regulations may be adopted with respect to the Internet, covering issues such as:

  . end-user privacy;

  . defamation and content regulation;

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

  . pricing and taxation;

  . quality of products and services; and

  . intellectual property ownership and infringement.

   The applicability to the Internet of the existing laws governing issues such as property ownership, copyright, defamation, obscenity and personal privacy is also uncertain, and we may be subject to claims that our services violate such laws. It may also require significant time and management resources to respond to any changes in these laws.

We may not be able to effectively attract, manage and retain qualified personnel as our business expands and changes

   Since inception, and particularly in the last twelve months, we have experienced substantial change, expansion and disruption in our business and operations, and we expect to continue to experience periods of rapid change. Our past expansion has placed, and any future expansion would continue to place, significant strains on our administrative, operational, financial and other resources. From January 1, 1998 to February 29, 2000, we increased our net number of employees from 37 to 101. We expect operating expenses and staffing levels to increase substantially in the future. In particular, we intend to hire a significant number of additional personnel in 2000 and thereafter. In the Silicon Valley, where our headquarters are located, skilled technical employees are in extremely high demand and recruiting and retention are severely constrained. Based on current market conditions, we expect that the costs for recruiting new employees will at least double from last year. In addition, we expect that retention of management-level employees may require significant salary or bonus increases, as the limited supply of experienced managers in the Silicon Valley has caused compensation levels to increase substantially over the last two years. In addition, any future expansion will continue to challenge our ability to train, motivate and manage our employees, and to attract and retain qualified senior managers and technical persons, such as software designers and developers. The loss of the services or diminished performance of any of our executive officers or other key employees could hurt our ability to successfully develop our business. We do not have life insurance on any member of management, and no member of management is subject to any agreement pursuant to which he or she would be prohibited from competing with us after termination of employment.

Managing our growth effectively may be difficult

   Our ability to successfully expand our business in rapidly evolving markets requires an effective planning and management process. We have limited experience in managing rapid growth. Recently, we have added engineering, sales, marketing, administrative and other management personnel. In the last two years, we increased our headcount by more than 170%. In addition, in December 1998 we moved into our present location and currently have minimal unused space. As a result, we are now required to find additional office space. Moreover, from 1997 to 1999, our annual net revenues increased over 450%. Our growth so far has placed strains on our managerial, financial and personnel resources. We expect these strains to continue in the future. To reach our goals, we will need to:

  . continue hiring at a rapid pace, while at the same time investing in our infrastructure;

  . increase the scale of our operations;

  . implement an effective cash management system;

  . establish and improve our financial and accounting systems, procedures, controls and structures; and

  . adopt and staff an investor relations program.

Several factors may inhibit our ability to fulfill any or all of these requirements. As discussed above, recruiting and retention of skilled personnel is difficult and expensive in the Silicon Valley. Similarly, the vacancy rate in the Silicon Valley is currently very low and reasonably-priced office space is often unavailable. In addition, the cost of office space has increased significantly in the Silicon Valley since the beginning of 1999 and we expect these increases will continue. If we are unable to anticipate the changing demands that our location or our growth, if any, may impose on our systems, procedures and controls, or if the systems and programs we implement are inadequate to accommodate our future growth, if any, our results of operations and business may suffer.

Any acquisitions or investments we make could be disruptive to our business, have adverse accounting consequences or be dilutive to our investors

   Since inception, we have made two acquisitions, Client Server Designs, Inc., and the assets of a partnership, Get Software.com. We acquired the Get Software assets, including their intellectual property, in February 2000 and must now assimilate the Get Software business into ours. We may not be able to do this easily or at all. The assistance of the principals of Get Software, who are now our employees, is essential in this undertaking. Any of them could decide not to continue working for us. Similarly, we may not recognize the benefit of the purchase of the Get Software technology if it proves too difficult to integrate their systems with ours or adapt their intellectual property to our methodology.

   In the future, we may wish to acquire or invest in other companies, products or technologies. Good candidates for acquisitions in the high-tech industry are particularly difficult to assess because of rapidly changing technological standards. If we make any acquisitions, we will be required to assimilate the personnel, operations and products of the acquired businesses, and train, retain and motivate key personnel from the acquired businesses. Key personnel of any acquired company may decide not to work for us. Further, acquisitions may cause disruptions in our operations and divert management's attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic allies. Moreover, acquisitions may result in a variety of accounting charges which would increase our reported expenses, including amortization of goodwill and acquired technology. We may also incur debt or issue dilutive equity securities to pay for any future acquisitions or investments. As a result, any future acquisitions or investments could have an adverse effect on our business and results of operations.

Future sales by existing stockholders may cause our stock price to decline

   If our existing stockholders, and members of management in particular, sell our common stock in the public market following this offering, the market price for our common stock could decline due to market perception of a sell-off by key or informed stockholders. In addition, these sales might make it more difficult for us to sell equity or debt securities in the future at a time and a price that we deem appropriate.

   Upon completion of this offering, we will have outstanding 15,226,814 shares of common stock, based upon shares outstanding as of February 29, 2000 and assuming no exercise of outstanding options or warrants after that date. Of these shares, all of the shares sold in this offering will be freely tradable, without restriction, in the public market. Holders of 11,976,814 of these shares are subject to agreements with us or our underwriters pursuant to which the holders have agreed not to sell their shares for 180 days after the effective date of the registration statement of which this prospectus is a part. After these lock-up agreements expire 180 days from the effective date of this offering, 8,976,272 of the shares outstanding as of February 29, 2000 will be eligible for sale in the public market. Lehman Brothers may, in its sole discretion, waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow one or more stockholders to sell all or any portion of their shares. If there were no lock-up agreements or the underwriters chose to waive the restrictions in all of the lock-up agreements, 6,254,177 shares would be immediately eligible for sale in the public markets, subject to the requirements of Rule 144 promulgated under the Securities Act, including manner of sale and share volume limitations.

   In addition, as of February 29, 2000, there were 1,083,699 shares subject to outstanding options, 73,147 shares subject to outstanding warrants and 4,200,000 shares that are or, upon effectiveness of our year 2000 equity plans, will be reserved for issuance under our equity plans. None of these shares may be sold in the public market until at least 180 days after the effective date of this offering. Assuming an effective date of April 15, 2000, 281,918 of the 1,083,699 option shares outstanding as of February 29, 2000 will be vested and eligible for sale when the 180 day lock-up agreements expire. In addition, at that time, all of the shares underlying the warrants will be eligible for sale in the public market.

We may not be able to secure additional future financing necessary to achieve our business objectives

   We have experienced negative cash flow from operations since inception and expect to continue to experience significant negative cash flow from operations through at least 2002. We believe that the net proceeds from this offering, anticipated gross cash from operations and funds from equipment leases, together with existing capital resources, will be sufficient to meet our anticipated capital requirements for the next 12 months. However, our capital requirements depend on several factors, including:

  . the rate of market acceptance of e-commerce in general and our services in particular;

  . the costs of developing new products, services and technology; and

  . the level of expansion of our sales, marketing and promotional efforts.

   If our capital requirements exceed those currently planned, we may need additional financing sooner than anticipated. Additional financing may not be available when needed on favorable terms or at all. If additional funds are raised through equity issuances, our stockholders will experience dilution, and these securities may have rights, preferences and privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, or we may have to sell or license our assets and technologies.

Existing stockholders may exert significant control over us

   Our executive officers, directors and principal stockholders (greater than 5%) and their respective affiliates will beneficially own approximately 50.5% of the outstanding shares of our common stock following the completion of this offering. As a result, acting together, they may have the ability to direct our affairs and business, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.

No public market for our common stock previously existed and the price of our stock may be volatile

   Prior to this offering, our common stock has never been sold in a public market. We have filed an application for the quotation of our common stock on the Nasdaq National Market. However, an active trading market for our common stock may not develop or be maintained. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. The initial public offering price of the common stock will be determined through negotiations between the representatives of the underwriters and us and may not be representative of the price that will prevail in the open market. Technology companies, and Internet-based companies in particular, have been experiencing extreme fluctuations in the values of their stock over the past year. As our business is dependent on the Internet, any downturn in technology stocks generally and Internet stocks specifically will likely have a negative effect on our stock price.

   In addition, the trading price of our common stock will be highly volatile and could be subject to wide fluctuations in response to factors such as:

  . actual or anticipated variations in quarterly operating results;

  . announcements of technological innovations or new services by us or our competitors;

  . changes in financial estimates by securities analysts, should analysts cover our stock in the future;

  . general market conditions and conditions or trends in the Internet and e-commerce industries;

  . announcements by us or our competitors of significant acquisitions;

  . development or maintenance of our strategic alliances, joint ventures or capital commitments;

  . additions or departures of key personnel; and

  . sales of common stock.

   These factors and many others could affect our stock price. In addition, the stock market in general, the Nasdaq National Market and the market for technology and Internet-related companies in particular, have been experiencing extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of such companies. In the past, securities class-action litigation has often been brought against a company following periods of volatility in the market price of its stock. If we become a target of similar litigation, it could result in substantial costs and a diversion of management's attention and resources.

Additional shares of our common stock subject to registration rights may be sold to the public

   After this offering, based on our capitalization as of February 29, 2000, the holders of approximately 8,562,914 shares of common stock and warrants to purchase common stock are entitled to rights with respect to registration of such shares under federal securities laws.

   In order for stockholders to effectively invoke their demand registration rights, the holders of at least 30% of the outstanding shares carrying registration rights must request us to register their shares. The request must be made after the earlier of May 4, 2001 or six months after this offering. Furthermore, the following thresholds must be satisfied:

  . the request must include at least 20% of the stock carrying registration rights; or

  . the anticipated proceeds of the sale must exceed $10,000,000.

   By exercising their registration rights, subject to the registration of their shares with the Securities and Exchange Commission, participating stockholders will receive registered shares of our common stock which they will be free to sell into the public market. A large sale of stock at one time could have the effect of reducing our stock price. In addition, large sales might also make it more difficult for us to sell equity securities in the future at a price acceptable to us. As a result, we could be unable to raise desired funds when needed.

Anti-takeover provisions in our certificate of incorporation, Delaware law and our benefit plans could adversely affect the rights of our common stockholders

   Anti-takeover provisions of Delaware law and in our certificate of incorporation, bylaws and equity benefit plans may make a change in control of our company more difficult, even if a change in control would be beneficial to our stockholders. These provisions may allow our board of directors to prevent or make changes in the management and control of our company. In particular, our certificate of incorporation and bylaws will provide, among other things, that:

  . our board of directors will be able to issue up to 2,500,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock;

  . our authorized but unissued common stock is available for future issuance without stockholder approval;

  . our board of directors will be divided into three classes which will serve staggered three year terms and the board of directors will be authorized to fill vacancies, including newly created directorships;

  . directors may be removed by the stockholders only for cause and only upon a two-thirds vote of the outstanding shares of voting stock;

  . stockholder actions must be effected at a duly called meeting and may not be effected by written consent; and

  . only the board of directors is permitted to call a special meeting of stockholders, 120 days' advance written notice will be required for stockholders to bring business or to nominate candidates for election as directors before an annual meeting of stockholders and a two-thirds vote of the stockholders is required to amend our certificate of incorporation or our bylaws.

In addition, under Delaware law, our board of directors may adopt additional anti-takeover measures in the future. Accordingly, the rights of holders and the price of our common stock could be adversely affected by these anti-takeover provisions. See "Description of Capital Stock" for further information on these anti-takeover provisions.

We may apply the proceeds of this offering to uses that do not increase our operating results or market value

   As of the date of this prospectus, we can only estimate the particular uses for the net proceeds to be received upon completion of the offering. We currently have no formal plan for use of the expected offering proceeds, nor have we sought the advice of or received reports from any of our professional advisors regarding the use of the offering proceeds.

You will incur immediate and substantial dilution

   The initial public offering price is expected to be substantially higher than the pro forma net book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in the amount of $10.49 per share. In addition, we have issued options and warrants to acquire our common stock at prices significantly below the initial public offering price. To the extent these options and warrants are exercised, there will be further dilution to investors in this offering.

We have not verified any forward-looking statements of third parties in this prospectus

   This prospectus contains forward-looking statements attributed to third parties, for example IDC, relating to their estimates regarding growth of e-commerce, electronic software delivery, software and related service markets and spending. These forward-looking statements reflect third-party estimates, and we have not independently verified the information provided by the third-party reports.

                                USE OF PROCEEDS

   We estimate the net proceeds to ReleaseNow.com from the sale of the 3,250,000 shares of common stock offered by this prospectus to be approximately $43.9 million or $49.4 million if the underwriters exercise the over-allotment option in full, at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses. We are conducting this offering primarily to increase our equity capital, to create a public market for our common stock and to facilitate our future access to public equity markets. As of the date of this prospectus, we can only estimate the particular uses for the net proceeds to be received upon completion of the offering. We currently estimate that we will use the net proceeds of the offering as follows:

  . 35% for sales and marketing activities;

  . 25% for various product development incentives;

  . 10% for capital expenditures; and

  . 30% for working capital and other general corporate purposes, such as expenditures made in the day to day operation of our business.

   In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no current agreements or commitments with respect to any future acquisition or investment, and we are not currently involved in any negotiations with respect to any similar transaction. However, acquisitions of technology are an element of our business plan for the future.

   Pending use, the net proceeds of the offering will be invested in short-term, interest-bearing, investment-grade instruments. We currently have no formal plan for use of the expected offering proceeds, nor have we sought the advice of or received reports from any of our professional advisors regarding the use of the offering proceeds. As a result, our use of the offering proceeds is entirely subject to our management's sole discretion.

                                DIVIDEND POLICY

   We have never declared nor paid any dividends on our capital stock. We currently intend to retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

   The following table sets forth our actual short-term debt and total capitalization as of December 31, 1999. Additionally, our capitalization is presented:

  . on pro forma basis to reflect:

   . the net proceeds of approximately $8.2 million from the sale of 824,999 shares of Series F preferred stock on January 19, 2000;

   . the issuance of 94,540 shares of common stock in January 2000;

   . the issuance of 174,321 shares of common stock in connection with the Get Software acquisition in February 2000; and

   . the automatic conversion on a one-for-one basis of all outstanding shares of preferred stock into common stock upon completion of this offering.

  . on a pro forma as adjusted basis to also give effect to the receipt of the estimated net proceeds of $43.9 million from the sale of 3,250,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share after deducting the estimated underwriting discount and estimated offering expenses.

                                                   As of December 31, 1999
                                                -------------------------------
                                                            Pro      Pro Forma
                                                 Actual    Forma    As Adjusted
                                                --------  --------  -----------
                                                 (in thousands, except share
                                                     and per share data)
Short-term debt................................ $    509  $    509   $    509
                                                ========  ========   ========
Long-term debt, less current portion........... $    861  $    861   $    861
Stockholders equity:
  Convertible preferred stock, $0.001 par
   value; 8,854,828 shares authorized,
   7,664,768 shares issued and outstanding,
   actual; 2,500,000 shares authorized, no
   shares issued and outstanding pro forma and
   pro forma as adjusted.......................        8        --         --
  Common stock, $0.001 par value; 16,145,172
   shares authorized, 2,748,734 shares issued
   and outstanding, actual; 50,000,000 shares
   authorized, 11,507,362 shares issued and
   outstanding, pro forma, and 14,757,362
   shares issued and outstanding, pro forma as
   adjusted....................................        2        12         15
Additional paid-in capital.....................   56,809    68,761    112,696
Employee notes receivable......................   (5,283)   (5,283)    (5,283)
Unearned stock compensation....................   (3,740)   (3,740)    (3,740)
Accumulated deficit............................  (32,433)  (33,757)   (33,757)
                                                --------  --------   --------
  Total stockholders' equity...................   15,363    25,993     69,931
                                                --------  --------   --------
    Total capitalization....................... $ 16,224  $ 26,854   $ 70,792
                                                ========  ========   ========

   The common stock to be outstanding after the offering is based on the number of shares outstanding as of December 31, 1999. This excludes the following issuances which we may make pursuant to plans or arrangements entered into prior to December 31, 1999:

  . 1,021,641 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.06 per share; and

  . 73,147 shares of common stock issuable upon conversion of preferred stock issuable upon the exercise of outstanding warrants as of December 31, 1999 at a weighted average exercise price of $2.40 per share.

   In addition, this excludes the following issuances which we may make pursuant to plans or arrangements entered into subsequent to December 31, 1999:

  . 547,250 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $10.63 per share;

  . 3,750,000 shares of common stock available for grant under our 2000 Stock
    Incentive Plan; and

  . 450,000 shares of common stock reserved for issuance under our 2000
    Employee Stock Purchase Plan.

   Please read the capitalization table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.

                                    DILUTION

   If you invest in our common stock your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value at December 31, 1999, was approximately $22.6 million, or $1.97 per share of common stock. Pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at December 31, 1999 after giving effect to:

  . the sale of shares of Series F preferred stock subsequent to December 31, 1999;

  . the automatic conversion of all outstanding shares of preferred stock into common stock on a one-for-one basis upon completion of this offering; and

  . the issuance of 268,861 shares of common stock.

   After giving effect to the sale of 3,250,000 shares of our common stock, at an assumed initial public offering price of $15.00 per share, and after deducting the estimated, underwriting discount and estimated offering expenses, our pro forma as adjusted net tangible book value at December 31, 1999 would have been $66.6 million, or $4.51 per share. This represents an immediate increase in net tangible book value of $2.54 per share to existing stockholders and an immediate and substantial dilution of $10.49 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

   Assumed initial public offering price per share...............       $15.00
     Pro forma net tangible book value per share as of February
      29, 2000................................................... $1.97
     Increase per share attributable to new investors............  2.54
                                                                  -----
   Pro forma net tangible book value per share after the
    offering.....................................................         4.51
                                                                        ------
   Dilution per share to new investors...........................       $10.49
                                                                        ======

   Assuming the exercise in full of the underwriters' over-allotment option, our pro forma as adjusted net tangible book value at December 31, 1999 would have been approximately $4.76 per share, representing an immediate increase in net tangible book value of $2.79 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $10.24 per share to new investors.

   The following tables summarize, on a pro forma basis as of December 31, 1999, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based on an assumed initial public offering price of $15.00 per share. The first table assumes the underwriters' over-allotment option is not exercised and the second table assumes that the underwriters' over-allotment option is exercised in full.

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing stockholders...... 11,507,362   78.0% $41,740,000   46.1%    $ 3.63
New investors..............  3,250,000   22.0   48,750,000   53.9      15.00
                            ----------  -----  -----------  -----
  Total.................... 14,757,362  100.0% $90,490,000  100.0%
                            ==========  =====  ===========  =====

                            Shares Purchased  Total Consideration
                           ------------------ ------------------- Average Price
                             Number   Percent   Amount    Percent   Per Share
                           ---------- ------- ----------- ------- -------------
Existing stockholders....  11,507,362   76.0% $41,740,000   43.3%    $ 3.63
New investors............   3,250,000   21.4   48,750,000   50.6      15.00
Exercise of underwriters'
 over-allotment option...     390,000    2.6    5,850,000    6.1      15.00
                           ----------  -----  -----------  -----
  Total..................  15,147,362  100.0% $96,340,000  100.0%
                           ==========  =====  ===========  =====

   The common stock to be outstanding after the offering is based on the number of shares outstanding as of December 31, 1999. This excludes the following issuances which we may make pursuant to plans or arrangements entered into prior to December 31, 1999:

  . 1,021,641 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.06 per share; and

  . 73,147 shares of common stock issuable upon conversion of preferred stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.40 per share.

   In addition, this excludes the following issuances which we may make pursuant to plans or arrangements entered into subsequent to December 31, 1999:

  . 547,250 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $10.63 per share;

  . 3,750,000 shares of common stock available for grant under our 2000 Stock
    Incentive Plan; and

  . 450,000 shares of common stock reserved for issuance under our 2000
    Employee Stock Purchase Plan.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for each of the three years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from financial statements that PricewaterhouseCoopers LLP, independent accountants, have audited and are included elsewhere in this prospectus. The balance sheet data as of December 31, 1995, 1996 and 1997 and the statement of operations data for the period from March 28, 1994 (inception) through December 31, 1995 and for the year ended December 31, 1996 are derived from audited financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

                             Period From
                            March 28, 1994
                             (inception)
                               Through          Year Ended December 31,
                             December 31,  ------------------------------------
                                 1995       1996     1997     1998      1999
                            -------------- -------  -------  -------  ---------
                            (in thousands, except share and per share data)
Statement of Operations
 Data:
Net revenues..............    $      19    $   160  $ 2,349  $ 6,573  $  12,749
Cost of net revenues......           12        124    1,899    5,882     11,083
                              ---------    -------  -------  -------  ---------
Gross profit..............            7         36      450      691      1,666
Operating expenses:
 Sales and marketing
  (excluding stock based
  compensation of $0, $0,
  $0, $42 and $677).......           16        541    1,685    3,802      7,574
 Product development and
  operations (excluding
  stock based compensation
  of $0, $0, $0, $89 and
  $700)...................           17        681    1,305    3,216      5,946
 General and
  administrative
  (excluding stock based
  compensation of $0, $4,
  $45, $58 and $3,122)....            7        390    1,049    1,432      2,902
 Stock compensation
  expense.................           --          4       45      189      4,499
 Amortization of acquired
  technology..............           --         --       --       --        382
                              ---------    -------  -------  -------  ---------
  Total operating
   expenses...............           40      1,616    4,084    8,639     21,303
                              ---------    -------  -------  -------  ---------
Loss from operations......          (33)    (1,580)  (3,634)  (7,948)   (19,637)
Interest income...........           --         15       85      230        453
Interest expense..........           --        (72)     (76)     (60)      (170)
Other loss................           --         --       --      (78)        --
                              ---------    -------  -------  -------  ---------
Net loss..................          (33)    (1,637)  (3,625)  (7,856)   (19,354)
Deemed preferred stock
 dividend.................           --         --       --       --     (3,840)
                              ---------    -------  -------  -------  ---------
Net loss available to
 common stockholders......    $     (33)   $(1,637) $(3,625) $(7,856) $ (23,194)
                              =========    =======  =======  =======  =========
Basic and diluted net loss
 per share available to
 common stockholders......    $  (33.00)   $ (5.09) $ (5.66) $ (7.92) $  (15.96)
Shares used in per share
 calculation..............        1,000    321,495  639,908  991,526  1,453,631
Unaudited pro forma basic
 and diluted net loss per
 share....................                                            $   (2.64)
Shares used in pro forma
 per share calculation....                                            7,329,908

                                                       December 31,
                                            -----------------------------------
                                            1995    1996   1997   1998   1999
                                            -----  ------ ------ ------ -------
                                                      (in thousands)
Balance Sheet Data:
Cash and cash equivalents.................. $   1  $  933 $2,773 $3,198 $14,435
Short-term investments.....................    --      --     --  2,100   2,200
Working capital (deficit)..................   (48)    858  2,007  3,101  11,528
Total assets...............................    16   1,355  4,064  7,760  21,849
Long-term debt.............................    --     151    264    400     861
Total stockholders' equity (deficit).......   (33)    908  2,826  4,853  15,363

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this prospectus.

Overview

   We use our PowerCommerce platform to market, sell and deliver software and other digital goods online. We obtain digital goods from software publishers who choose to outsource all or a portion of their online marketing, sales and delivery needs. To date, we have focused on selling software, rather than other digital goods. From our inception in March 1994 through the first half of 1996, we devoted substantially all of our efforts to developing our electronic packaging technology, and in particular, our proprietary SalesAgent technology for encrypting and limiting use of software based on the payment option chosen; building sales momentum; creating marketing programs; recruiting personnel; and raising capital. In 1996, we also began selling software with advanced delivery options, which include the sale of software products over the Internet in secure download-and-buy and try-and-buy formats. In 1997, we introduced our first generation of online stores for software vendors to display a limited number of products. In the first quarter of 1998, we began offering online stores with more flexible database driven or dynamic pricing and display of images. In the third quarter of 1999, we introduced our PowerCommerce platform. In the first quarter of 2000, we introduced the PowerCommerce e-Business Center. The PowerCommerce e-Business Center is our name for Web-based stores that we host and manage permitting corporate purchasers to buy and download software licenses using purchase-orders, as well as providing them volume licensing and custom pricing over the Internet. Because downloading software licenses helps eliminate the need for physical shipments and makes it easier for corporate personnel to obtain access to software almost immediately, at almost any time, we believe the PowerCommerce e-Business Center will allow us to address the needs of the large and rapidly growing business-to-business software market.

   We currently generate revenue primarily from sales of third-party software. When we act as the principal in a transaction, the software publisher grants us a license to distribute one or more of its software products. Under our standard reseller license agreement, we are responsible for setting the price of the software, processing the order, performing credit card authorization procedures, delivering the software product and collecting the proceeds from the transaction. We assume credit risk with respect to the end-user and we are responsible for returns. We recognize the full sale amount as revenue upon the electronic delivery of the software. We provide for estimated returns at the time of delivery based upon historical data. Net revenues from sales of third party software accounted for approximately 95% and 96% of our net revenues in 1998 and 1999, respectively. Electronic delivery accounted for 91% and 95% of these revenues in 1998 and 1999, respectively. Although we are able to ship physical software products, this form of delivery does not represent a significant portion of our software sales. We expect utilization of electronic delivery for third-party software sales will remain high and, perhaps, increase with the proliferation of high-speed Internet access and the expanding base of experienced Internet end-users, the decrease in distribution costs and the shortening of software product cycles. When we act as the agent in a transaction, our role is limited to processing information on behalf of the software publisher. We provide the software publisher with our encrypted technology, provide customer service and help functions and process returns. Proceeds from the transactions are collected directly by the software publisher. We recognize the processing fee received from services rendered as revenue upon electronic delivery of the product.

   For transactions in which our role is limited to providing processing services and we are not responsible for collecting the proceeds from the sale, we recognize the net processing fees as revenue upon delivery of the product. In addition, we generate revenue from one-time start-up fees related to deploying stores and marketing fees. Net processing fees and deployment fees accounted for approximately 5% and 4% of our net revenues in 1998 and 1999. We have not generated any revenues to date from consulting fees.

   We intend to generate revenue from our PowerCommerce e-Business Centers and further intend to use our expertise in the marketing, sale and delivery of digital goods online to pursue other digital content opportunities such as music, documents, images and video. To date, however, we have derived no significant revenue from any of these sources.

   We expect that sales of software will continue to represent the majority of our net revenues for the foreseeable future. We expect that revenues from these sales will grow in absolute dollars, but will decrease as a percentage of net revenues as deployment fees and consulting fees increase as a percentage of net revenues. We expect that the latter fees will be generated by both business-to-consumer customers, which to a limited extent has already begun occurring, and business-to-business customers using our new PowerCommerce e-Business Center, which was introduced in the first quarter of 2000 and has not yet generated any revenues.

   Historically, a significant portion of our revenues has been derived from customers outside of the United States, and we expect this trend to continue. International revenues accounted for approximately 40% of net revenues in the year ended December 31, 1998 and approximately 39% of net revenues in the year ended December 31, 1999. Our revenues are denominated in United States dollars.

   During the year ended December 31, 1999 we generated 57% of our net revenues from the sale of Macromedia software products. While we believe that the percentage of our net revenues derived from the sale of Macromedia products may decline, we expect these sales to continue to represent a significant percentage of our net revenues for at least the next 12 months. Please be advised that Macromedia is a public company and investors can review Macromedia's financial data and other information in its public filings with the Commission, including but not limited to its annual and quarterly reports on Form 10-K and Form 10-Q. These filings can be found at www.sec.gov. Macromedia is traded under the symbol "MACR" and its file number under the Exchange Act of 1934 is 000-22688. The information contained in any filings by Macromedia is not a part of this prospectus. We have no assurance that Macromedia will continue to permit us to sell their software products. Macromedia has been developing its own e-commerce capabilities relating to buy-and-download software sales. In the fourth quarter of 1999, we created a buy-and-download store for Macromedia. This store represented 10% of our total net revenues in the year ended December 31, 1999. Macromedia has indicated that it intends to bring the buy-and-download store in-house in the second quarter of 2000. As a result, we will lose future revenues that may have been generated from this store. Additionally, we have no assurance that Macromedia will not choose to bring all of its electronic distribution in-house at a later date and that we will not lose 100% of Macromedia's business. However, Macromedia has indicated to us that it currently intends to continue outsourcing to us other online business, including try-and-buy points of sale. In this regard, we are currently working with Macromedia to study the factors affecting end-user purchase behavior at try-and-buy points of sale. In order to offset some of the decrease in revenues that the loss of Macromedia's buy-and-download store will represent, we intend to continue to attempt to expand any try-and-buy or other business Macromedia permits us to keep. In addition, we intend to continue to establish relationships with new and more varied vendors of software and other digital goods in order to decrease our dependence on any one provider. During the year ended December 31, 1999, we derived 16% of our net revenues from the sale of Network ICE software products. As with Macromedia, we have no assurance that Network ICE will continue to permit us to sell their software products. Our contracts with Macromedia and Network ICE are terminable by either party with little or no penalty on 60 days notice. If we were to stop selling Macromedia or Network ICE products, there would be a material adverse effect on our net revenues, operating results and financial position.

   In May 1999, we acquired all of the capital stock of Client Server Designs, a provider of systems integration and consulting services, in exchange for 150,000 shares of our common stock and the assumption of certain liabilities. Client Server Designs was not generating material revenues prior to the acquisition. Through this acquisition we acquired a proprietary software tool designed to facilitate rapid application development, design and system enhancements. This acquisition may allow us to develop new systems and integrate third-party technologies more quickly than prior to the Client Server Designs acquisition.

   In January 2000, we agreed to settle a dispute and issued a total of 94,540 shares of common stock. As a result of this settlement, we will record an expense of approximately $1.3 million in the first quarter of 2000. In addition, we sold 824,999 shares of Series F preferred stock at a price of $10.00 per share. Because the offering price was lower than the deemed fair market value of the common stock on the date of the transaction, generally accepted accounting principles require us to record a preferred dividend of approximately $3.3 million in the first quarter of 2000. We also granted options to purchase 547,250 shares of common stock to employees and consultants at a weighted average exercise price of $10.63 per share. In connection with these grants, we will recognize stock compensation expense of $1.8 million over the vesting periods of the related options. On February 18, 2000, we acquired substantially all of the assets, including the intellectual property, of Get Software.com. In connection with this asset acquisition, we issued 174,321 shares of our common stock, paid cash at closing of $496,330 and are obligated to pay an additional $200,000 over calendar year 2000 if the acquired business meets predetermined revenue goals.

   Since inception, we have incurred significant losses. As of December 31, 1999, we have incurred cumulative losses of $32.4 million. We have a limited operating history upon which investors may evaluate our business and prospects. We intend to continue to expend significant financial and management resources on the development of additional services, sales and marketing, improved technology, expanded operations and improved financial systems. As a result, we expect to incur additional losses and have continued negative cash flow from operations for at least the next several years. Our revenues may not increase or even continue at their current levels, and we may not achieve or maintain profitability or generate cash from operations in future periods. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as digital commerce. We may not be successful in addressing these risks, and our failure to do so would harm our business.

Results of Operations

   The following table sets forth our statement of operations data for the periods indicated and is expressed as a percentage of net revenues:

                              Year Ended December 31,
                              ---------------------------
                               1997      1998      1999
                              -------   -------   -------
   Statement of Operations
    Data:
   Net revenues..............     100%      100%      100%
   Cost of net revenues......      81        89        87
                              -------   -------   -------
   Gross profit..............      19        11        13
   Operating expenses:
    Sales and marketing......      72        58        59
    Product development and
     operations..............      55        49        47
    General and
     administrative..........      45        22        23
    Stock compensation
     expense.................       2         3        35
    Amortization of acquired
     technology..............      --        --         3
                              -------   -------   -------
     Total operating
      expenses...............     174       132       167
                              -------   -------   -------
   Loss from operations......    (155)     (121)     (154)
   Interest income...........       4         3         3
   Interest expense..........      (3)       (1)       (1)
   Other loss................       0        (1)        0
                              -------   -------   -------
   Net loss..................    (154)%    (120)%    (152)%
                              =======   =======   =======

Years Ended December 31, 1997, 1998 and 1999

   Net Revenues. Net revenues increased from $2.3 million to $6.6 million to $12.7 million for the years ended December 31, 1997, 1998 and 1999, respectively. Third-party software revenue increased from $2.0 million to $6.3 million to $12.2 million for the years ended December 31, 1997, 1998 and 1999, respectively. Net processing fees and deployment fees increased from $360,000 to $321,000 to $554,000 for the years ended December 31, 1997, 1998 and 1999, respectively. The increase was attributable primarily to growth in sales volume with some of our existing customers, the increasing market acceptance of digital delivery and growth in the number of our software publisher and online retailer customers, particularly as the technology preceding our PowerCommerce platform was improved during 1997 and 1998 and the PowerCommerce platform was introduced in the third quarter of 1999. Two customers, Webtrends and Computer Associates International, Inc., accounted for 37% of net revenues, two customers, Egghead.com and Macromedia, accounted for 45% of net revenues and two customers, Macromedia and Network ICE, accounted for 73% of net revenues for the years ended December 31, 1997, 1998 and 1999, respectively. Macromedia represented 5%, 34% and 57% of net revenues in the year ended December 31, 1997, 1998 and 1999, respectively. Network ICE became a customer during the year ended December 31, 1999 and represented 16% of net revenues in that year. No other customer who represented over 10% of our net revenues in either 1997 or 1998 continued to represent over 10% of our net revenues in 1999.

   Cost of Net Revenues. Cost of net revenues consists primarily of the amounts payable to the software publishers and online retailers for products sold to the end-user. Cost of net revenues increased from $1.9 million to $5.9 million to $11.1 million for the years ended December 31, 1997, 1998 and 1999, respectively, reflecting our growth in sales. Our gross profit margin decreased from 19% in 1997 to 11% in 1998 and increased to 13% in 1999. We have contractual relationships with our software publishers which provide for the purchase of software products at a discount to the software publishers' established price. We typically have higher margins on software with lower average selling prices and lower margins on higher cost software. In the last half of 1997 and 1998, our sales mix was disproportionately weighted to higher cost, lower margin software which has a negative impact on our margins. The introduction of software products in 1999 with lower average selling prices contributed to margin improvement.

   Sales and Marketing. Sales and marketing expense consists primarily of personnel and related expenses, advertising and promotional expenses, credit card transaction fees, customer service costs and an allocation of our facilities costs. Sales and marketing expense increased from $1.7 million to $3.8 million to $7.6 million for the years ended December 31, 1997, 1998 and 1999, respectively. The increases from period to period were primarily due to the expenses associated with the addition of sales and marketing personnel and increased advertising and marketing expenditures. We expect that sales and marketing expense will continue to increase in absolute dollars in the foreseeable future compared to prior periods.

   Product Development and Operations. Product development and operations expense consists primarily of personnel and related expenses and consulting associated with developing, enhancing and maintaining internal systems, telecommunications infrastructure and an allocation of our facilities costs. Product development and operations expense increased from $1.3 million to $3.2 million to $5.9 million for the years ended December 31, 1997, 1998 and 1999, respectively. The increases from period to period were primarily due to increased personnel and consultants required to enhance and maintain our existing service offerings and also to develop new service offerings. We expect that product development and operations expense will continue to increase in absolute dollars in the foreseeable future compared to prior periods.

   General and Administrative. General and administrative expense consists primarily of compensation for personnel for general corporate functions, including accounting, human resources, general management and fees for professional and consulting services, as well as bad debt expense and an allocation of our facilities costs. General and administrative expense increased from $1.0 million to $1.4 million to $2.9 million for the years ended December 31, 1997, 1998 and 1999, respectively. The increases from period to period were primarily due to increases in the number of personnel and consultants and increased use of professional services. We expect that these expenses will increase in absolute dollars in the foreseeable future compared to prior periods as we continue to hire new employees, incur additional professional expenses relating to the development of our business and incur costs associated with increased infrastructure and obligations as a public company.

   Stock Compensation Expense. Stock compensation expense is mainly attributable to the difference between the fair market value of our common stock and the exercise price of options to purchase that common stock on the dates of the grants, and is being recognized on an accelerated basis over the vesting periods of the related options, usually four years. We recognized nil, $189,000 and $2.2 million of total stock compensation expenses related to amortization of unearned compensation expense for the years ended December 31, 1997, 1998 and 1999, respectively. Additional compensation expense of $2.2 million for the year ended December 31, 1999 was recognized in connection with severance agreements and the transition of our former Chief Executive Officer to Chairman of the Board. We expect quarterly amortization related to those options to be between $390,000 and $670,000 per quarter during 2000, between $200,000 and $350,000 per quarter during 2001 and annual amortization to be $520,000 during 2002 and $120,000 during 2003. These future compensation charges would be reduced if any employee terminates employment prior to the expiration of the employee's option vesting period.

   Amortization of Acquired Technology. Amortization of acquired technology expense relates to the technology that we purchased as a result of the Client Server Designs acquisition in May 1999. The technology is being amortized on a straight-line basis over the estimated period of benefit, which is two years. We amortized $382,000 of acquired technology in the year ended December 1999.

   Interest Income. Interest income consists of earnings on our cash, cash equivalents and short-term investments. Interest income increased from $85,000 to $230,000 to $453,000 for the years ended December 31, 1997, 1998 and 1999, respectively. The increase resulted from changes in average cash and cash equivalent balances over the respective periods. The increase was attributable to interest earned on higher average cash and cash equivalent balances resulting from the private sales of preferred stock and interest earned on stock notes receivable.

   Interest Expense. Interest expense consists of expenses related to our financing obligations, which include primarily borrowings under equipment loans and capital lease obligations. Interest expense decreased from $76,000 for the year ended December 31, 1997 to $60,000 for the year ended December 31, 1998 and increased to $170,000 for the year ended December 31, 1999. The interest expense for 1997 was primarily due to higher average financing obligations resulting from borrowings under equipment loans and capital leases. The decrease in 1998 was primarily due to lower average balances on our borrowings under our equipment loans. The increase in 1999 was primarily due to additional borrowings under our equipment leases.

   Other Loss. In 1998, we relocated to our current facility and abandoned leasehold improvements related to the vacated premises. A $78,000 loss for the remaining capitalized leasehold improvements was recognized for the year ended December 31, 1998.

   Income Taxes. We incurred losses for the years ended December 31, 1997, 1998 and 1999. Accordingly, there were no provisions for income taxes. As of December 31, 1999 we had $28.0 million of federal and $14.7 million of state net operating loss carryforwards available to offset future taxable income, which will expire in varying amounts beginning in 2011 and 2002 for federal and state, respectively.

Quarterly Results of Operations

   The following table sets forth statement of operations data for the past five quarters, including the quarter ended December 31, 1999. The information for each of these quarters has been prepared on substantially the same basis as the audited financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operation for these periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of the interim periods are not necessarily indicative of our results of operations for the entire year.

                                             Three Months Ended
                         -----------------------------------------------------------
                         December 31, March 31, June 30,  September 30, December 31,
                             1998       1999      1999        1999          1999
                         ------------ --------- --------  ------------- ------------
                                               (in thousands)
Net revenues............   $ 1,726     $ 2,037  $ 2,408      $ 2,599      $ 5,705
 Cost of net revenues...     1,577       1,773    2,020        2,299        4,991
                           -------     -------  -------      -------      -------
  Gross profit..........       149         264      388          300          714
Operating expenses:
 Sales and marketing....     1,193       1,362    1,452        2,191        2,569
 Product development and
  operations............     1,262       1,460    1,165        1,466        1,855
 General and
  administrative........       434         546      617          925          814
 Stock compensation
  expense...............       119         288      825          738        2,648
 Amortization of
  acquired technology...        --          --       53          165          164
                           -------     -------  -------      -------      -------
  Total operating
   expenses.............     3,008       3,656    4,112        5,485        8,050
                           -------     -------  -------      -------      -------
Loss from operations....    (2,859)     (3,392)  (3,724)      (5,185)      (7,336)
Interest income.........        85          42       62          194          155
Interest expense........       (10)        (31)     (45)         (59)         (35)
                           -------     -------  -------      -------      -------
Net loss................   $(2,784)    $(3,381) $(3,707)     $(5,050)     $(7,216)
                           =======     =======  =======      =======      =======

   Our quarterly and annual operating results will continue to fluctuate significantly in the future due to a variety of factors, many of which are outside our control. Additionally, as a result of our limited operating history and the emerging nature of the online digital goods market in which we compete, it is difficult for us to forecast our revenues or earnings accurately. Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall in revenues relative to our planned expenditures would harm our business. Due to these factors, our quarterly revenues and operating results are difficult to forecast. We believe that period to period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts, should analysts cover our stock in the future. In either event, the trading price of our common stock would likely fall.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through the private placement of our preferred stock and equipment financings. As of December 31, 1999, we had raised $41.6 million through the sale of our preferred stock and had approximately $14.4 million of cash and cash equivalents. In January 2000, we raised an additional $8.2 million through the sale of our preferred stock.

   Net cash used in operating activities in the years ended December 31, 1997, 1998 and 1999 was $2.9 million, $5.9 million and $10.9 million, respectively. Net cash used in operating activities in each of these periods was primarily a result of net losses, offset in part by increases in accounts payable, accrued expenses and non-cash expenses.

   Net cash used in investing activities in the years ended December 31, 1997, 1998 and 1999 was $979,000, $3.6 million and $2.6 million, respectively. Net cash used in investing activities was primarily related to the acquisition of property and equipment and the purchase of short term investments.

   Net cash provided by financing activities in the years ended December 31, 1997, 1998 and 1999 was $5.7 million, $9.9 million and $24.7 million, respectively. Net cash provided by financing activities was due primarily to the sale of shares of our preferred stock. We also entered into a capital equipment loan with Venture Lending & Leasing, Inc. of up to an aggregate of $1.0 million, bearing interest at an effective rate of 14.5% per annum, of which $398,000 was drawn down in 1997 and $58,000 remained outstanding as of December 31, 1999. The loan is collateralized by all of our assets, excluding our intellectual property. As of December 31, 1997 and 1998 we were in default of the reporting covenants under this loan, for which waivers were obtained. We are currently compliant with the covenants under this loan. Net cash in 1998 was also provided by proceeds from a note agreement in aggregate principal amount of $492,000 for the purchase of software. This note accrues interest at a rate of 13.6% per annum and is collateralized by the purchased software. Borrowings are due in 12 quarterly installments of $49,525, with the remaining balance due October 1, 2001. As of December 31, 1999, we maintained an equipment lease line with Comdisco Ventures for up to an aggregate of $1.4 million. As of December 31, 1999, we had approximately $970,000 of outstanding borrowings on this equipment lease line made in several separate installments beginning in July 1999. Borrowings are due in 42 equal monthly installments beginning on their respective draw-down dates and accrue interest at a rate of 8.3% per annum. Our equipment lease line has no material financial or non-financial covenants.

   We anticipate that we will continue to add computer hardware and software resources, deploy additional commerce servers worldwide, expand our primary office facility and hire additional personnel during the next 12 months. We may also use cash to acquire or license technology, products or businesses, but have no current commitments or agreements to do so. Investors should note, however, that we may acquire technologies, products or businesses in order to help grow our business and improve or supplement our technology and we expect to evaluate potential candidates for these purposes whenever circumstances warrant. In addition, we expect to continue to experience significant increases in our operating expenses for the foreseeable future and believe that the funding of our operating expenses will be a significant use of our cash resources.

   We believe that our current cash and cash equivalents and equipment lease financing will be sufficient to fund our operations for the next 12 months and, thus, we are not dependent on the proceeds of this offering. Without the proceeds from the offering, however, we believe it would likely be necessary to reduce currently anticipated spending, particularly with respect to anticipated growth. Thereafter, we believe that the net proceeds of the offering will be sufficient to fund our operations for an additional 12 months. If, however, our operations expand more quickly than we anticipate, or if that expansion were to cost significantly more than we anticipate, because of increased personnel or facilities costs for example, we would consider raising additional funds through a follow-on offering. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. Financing may not be available in amounts or on terms acceptable to us, if at all.

Market Risk Disclosure

   At December 31, 1999, we had an investment portfolio of money market funds, commercial securities and United States government bonds, including those classified as short-term investments, of $2.2 million. These instruments, like all fixed income instruments, are subject to interest rate risk. Our fixed income portfolio will fall in value if interest rates increase. However, if market interest rates were to increase immediately and uniformly by as much as 10% from levels as of December 31, 1999, the decline of the fair value of the fixed income portfolio would not be material.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value and that the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item, depending on the type of hedge relationship that exists with respect to such derivatives. In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the effective date of FASB Statement No. 133" ("SFAS No. 137"). SFAS No. 137 deferred the effective date until the quarter ending June 30, 2000. We will adopt SFAS No. 133 in the quarter ending June 30, 2000 and do not expect the adoption of this pronouncement to have a material impact on our financial statements.

   In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 would have no material effect on the financial position or results of operations of the Company. In addition, we believe that SAB 101 will not have an impact on whether we record revenues gross or net.

Year 2000 Compliance

   Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective to prevent any problems. Computer experts have warned that there may still be residual consequences of the change in centuries. Any difficulties could result in a decrease in our sales, an increase in allocation of resources to address Year 2000 problems of our customers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to such Year 2000 problems.

   Because our internal systems utilize third party hardware and software, residual Year 2000 problems affecting third parties' hardware and software could cause our internal systems to fail. If residual Year 2000 problems cause the failure of any of the technology, software or systems necessary to use our products or operate our business, we could lose customers, suffer significant disruptions in our business, lose revenues and incur substantial liabilities and expenses. We could also become involved in costly litigation resulting from Year 2000 problems. This could harm our business, financial condition and result of operations.

                                    BUSINESS

   Using our PowerCommerce platform, we sell digital products to end-users through our customers' Web sites, provide reporting and process credit card and purchase order transactions. We also build, host and manage the e-commerce portion of our customers' Web sites, reflecting their brand identity and providing marketing, merchandising and digital distribution capabilities. We believe our expertise in systems integration will allow us to coordinate the e-commerce capabilities we provide for our customers with their internal information systems, such as accounting and inventory management. To date, we have focused on selling software, rather than other digital goods.

   We have used our expertise in business-to-consumer software to move into the business-to-business software market, announcing the PowerCommerce e-Business Center in the first quarter of 2000. The PowerCommerce e-Business Center is our name for Web-based stores that we build, host and manage, permitting corporate purchasers to buy and download software licenses using purchase orders, as well as providing volume licensing and custom pricing over the Internet. Because downloading software licenses helps eliminate the need for physical shipments and makes it possible for corporate personnel to obtain access to software almost immediately, at almost any time of the day or night, we believe the PowerCommerce e-Business Center will allow us to address the needs of the large and rapidly growing business-to-business software market. To date, we have not generated any revenue from our PowerCommerce e-Business center.

   We intend to use our expertise in the marketing, sale and delivery of digital goods online to pursue other digital content opportunities such as music, documents, images and video. For example, in January 2000, we launched a prototype store for the H.E.A.R. Foundation which permits end-users to download standard digital music, or mp3 files. Additionally, we currently maintain a store permitting download of digital documents in the form of game guides, which are reference documents that provide tips and strategies for popular computer games. We believe that the delivery of other digital goods can be similarly implemented using the PowerCommerce platform. However, we are only now entering these markets and have no current expectation as to when we will generate revenue, if at all, from digital goods other than software and documents.

Industry Background

E-Commerce and the Online Sale and Delivery of Digital Goods

   With the rapid growth of the Internet, vendors and consumers have increasingly sold and bought goods and services online. IDC forecasts that the number of online buyers worldwide will expand from approximately 30.8 million in 1998 to approximately 182.6 million in 2003. IDC also estimates that the total e-commerce market will increase from approximately $50.4 billion in 1998 to over $1.3 trillion by 2003. The Internet can provide many compelling benefits as a medium for commerce, including:

  . almost instantaneous seller and buyer interaction on a global scale, 24 hours a day, seven days a week;

  . reduced investment in physical retail locations;

  . reduced sales and marketing costs;

  . increased ability to sell directly to consumers; and

  . cost-effective one-to-one marketing and relationships with end-users.

   The Internet is also well-suited for the sale and delivery of goods such as software, business-to-business software licenses, music, documents, images and video that can be delivered in digital form. Benefits to both buyers and sellers of digital goods extend beyond those associated with the online sales of physical goods such as toys, groceries and flowers. Some of these additional benefits include:

  . almost immediate delivery and end-user gratification;

  . reduction of physical inventory, physical fulfillment and related costs;

  . cost-effective rental and subscription-based business models for digital goods; and

  . ability to shorten distribution times associated with new products and enhancements, thereby reducing time-to-market.

The Challenge of Implementing e-Commerce for Digital Goods

   E-commerce is more complex to implement for digital goods than physical goods, as both the sale and delivery of digital goods take place online. In addition to the basic building blocks necessary for traditional e-commerce, digital e-commerce entails a number of requirements, including:

   Electronic Packaging. For vendors to take full advantage of digital e-commerce, it is necessary to properly electronically package digital content to prevent piracy and provide flexible purchasing options. This result is achieved by attaching encryption algorithms to digital content, which requires highly-specialized technologies and expertise. In addition to protecting digital content, electronic packaging enables the separation of the content from the authorization to use it, enabling a variety of purchase options, such as download-and-buy, try-and-buy, rental, pay-per-use and subscription.

   Digital Delivery. Digital e-commerce requires the flexible management of digital goods distribution to provide secure, automated and reliable fulfillment of licenses or products and to track sales and customer data during the sales process. In addition, download management capabilities should allow resumption of a digital download after an interruption in the download process as well as re-installation of software for licensed users.

   Real-time Fraud Detection. The electronic delivery of digital goods requires that transaction processing, credit card authorization and fraud detection be conducted in the seconds between the time of customer payment and the commencement of download of the digital good. By contrast, fraud prevention and payment processing for physical goods can be conducted in the period of time between online order receipt and product shipment. We refer to this almost instantaneous, concurrent processing as being done in "real-time."

   Systems with the technological sophistication to perform all of these functions have only recently been fully enabled for use on the Internet. Thus, although the sale of digital goods online contributed to a small portion of the $50 billion e-commerce market in 1998, advances in electronic delivery techniques for digital goods are expected to drive the rapid adoption of e-commerce for digital goods. The worldwide packaged software market has emerged as one of the first digital goods e-commerce markets to experience widespread adoption of digital delivery. IDC estimates that the market for the online sale of software reached $1.6 billion in 1998 and will grow to approximately $32.9 billion by 2003. IDC also estimates that the market for the sale of electronic licenses for corporate software reached $20.1 billion in 1998 and will grow to over $174.5 billion by 2003.

The Traditional Software Markets

   The traditional software markets, which include the sale of both retail and corporate software products, are large and continue to exhibit strong growth. IDC estimates that the worldwide packaged software market will grow from approximately $135.1 billion in 1998 to approximately $270.5 billion by 2003. However, despite this strong growth, traditional sales channels have inherent limitations and disadvantages for software publishers, retailers and end-users.

   Retail Software. Traditional retail software sales channels include regional and national superstore retail chains, catalog companies and small single location stores. The limitations and disadvantages of traditional sales channels include:

  . length of time required to distribute physical products to end-users;

  . intense competition for limited retail shelf space;

  . costs associated with the return of products;

  . investments in inventory and physical distribution infrastructure;

  . packaging, sales and distribution expenses;

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  . limited flexibility to rapidly implement pricing, availability and product changes; and

  . low end-user registration rates and limited ability to gather end-user information.

   Corporate Software. The purchase, sale and delivery of business-to-business software licenses is currently a multi-step process which can span several days, if not weeks. This process entails administrative and distribution costs and can result in reduced customer satisfaction from long lead times and lost revenue potential over the product life-cycle. Moreover, physical delivery of software product fixes and product upgrades add to the potential lag-time and expense.

Opportunity for Outsourcing the Marketing, Sale and Delivery of Software and Other Digital Goods

   We believe that there are significant opportunities for outsourcing the marketing, sale and delivery of software and other digital goods such as music, documents, images and video. E-commerce capabilities require substantial technical expertise and involve substantial investment in e-commerce server software and Web and online store development tools. According to the Gartner Group, the average cost of developing an e-commerce site from scratch is approximately $1 million and can be substantially higher. The average site takes five months to complete and may take as long as a year, with labor constituting 79% of the budget. In addition to these up-front costs, there are also ongoing costs associated with the operation and maintenance of e-commerce sites, including credit card transaction fees and fraud risks, site hosting costs and personnel costs. Moreover, there are opportunity costs associated with revenues lost during the time to develop and establish e-commerce capabilities. As a result, vendors must choose to buy or internally develop and manage their own e-commerce systems at great cost, or look to third-party providers with core competencies in digital commerce, who have already made the required sizeable investment in infrastructure, personnel and maintenance costs.

The graphic depicts an oval with eleven spokes pointing outward. Enclosed in the oval is the ReleaseNow.com logo and the text: "your e-commerce department." At the end of each spoke is text and an icon illustrating the corresponding text. Each spoke represents a service that ReleaseNow.com offers. The services shown include: Bank Clearance, Goods Delivery (both Digital and Physical), Upgrades, e-Merchandising, 24x7 Customer Support, Storefront Experience, e-Marketing, Fraud Control, Returns Processing, Digital Packaging and Transaction Processing.

              Building a complete e-commerce system requires the
             integration of multiple capabilities as depicted in
                           the illustration above.

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

   More importantly, vendors of digital goods increasingly need to be able to effectively market and merchandise products and services in a way that differentiates their product offerings and attracts new end-users. Successful online merchandising requires an engaging end-user interface to simplify and improve the purchasing experience as well as sophisticated marketing techniques. In addition, the sale and delivery of digital goods is complex and requires special electronic packaging, encryption and licensing capabilities with up-front and ongoing investments in secure, reliable and scalable systems. Accordingly, we believe successful outsourcing of digital commerce must address the following needs:

Digital Delivery Capabilities

  . Security of Digital Downloads. E-commerce systems should be secure to prevent unauthorized use and reproduction of digital goods.

  . Download Management. Download management must provide a reliable and easy-to-use download process. These functions should include customer tracking applications to allow the reinstallation of purchased software on demand.

E-Merchandising Capabilities

  . Flexible Purchasing Options. Purchasing options should support multiple business models such as online business-to-business software licensing, download-and-buy, try-and-buy, rental, subscription and pay-per-use.

  . Sophisticated e-Commerce Marketing Techniques. To effectively compete online, vendors must stay current with evolving and sophisticated e-commerce marketing techniques which establish direct end-user relationships. These e-merchandising techniques may include tracking end-user preferences and cross-selling and up-selling, as well as coupons, discounts and gift certificates.

  . Quality Product Presentation. Online display of products should be both informative and attractive. This presentation requires high-quality product imaging capabilities and expertise in the development of editorial content for product descriptions and reviews.

E-Commerce Functions

  . Established e-Commerce Transaction Processing and Infrastructure. E-commerce systems must address costly logistic requirements for e-commerce presence, including dedicated high speed Internet access, transaction support infrastructure, bank clearing, fraud screening, encryption and security. These systems should also ensure compliance with tax and export regulations and territorial distribution agreements and track transactions through an electronic audit trail.

Our Solution

   We provide outsourced e-commerce capabilities to vendors of software and other digital goods. We provide the basic building blocks of traditional e-commerce, including storefront creation, transaction processing, fraud control and end-user customer support, as well as functions specific to the e-commerce of digital goods, such as electronic packaging, digital delivery for order fulfillment and real-time fraud detection. Using our PowerCommerce platform, we sell digital products, provide reporting and process credit card and purchase order transactions. We also build, host and manage e-commerce sites that reflect our customers' brand identity and provide marketing, merchandising and digital distribution capabilities. We believe our solution to the digital commerce challenge provides the following benefits to our customers:

   Outsourced e-Commerce for Digital Goods. Our PowerCommerce platform provides outsourced e-commerce capabilities for selling digital goods online. Our technology provides all the necessary components for the marketing, transaction processing, systems integration, packaging and distribution of digital goods. By

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

outsourcing with us, our customers can avoid the complexities involved with managing an e-commerce system and provide secure and reliable downloads. As a result, our customers can focus on their core competencies, including product development, brand recognition and attracting end-users to their Web sites.

   Intuitive Purchasing Experience. We believe that we provide end-users with an intuitive online shopping and purchasing experience. We have designed our PowerCommerce stores to help end-users as they search for, evaluate, purchase and download digital goods. Features of our PowerCommerce stores include graphical product displays, detailed product descriptions, a prominent shopping cart and an easily managed download process. We believe these features make the purchasing experience user friendly and help drive product sales and build end-user loyalty.

   Web-based Marketing Programs. We believe we are able to increase sales by providing creative online marketing programs. For example, we design product and promotional campaigns and provide access to a range of online marketing services. We also offer multiple purchasing options such as online business-to-business software licensing, download-and-buy, try-and-buy, rental, subscription and pay-per-use. We believe the additional online marketing services we provide, such as digital coupons, discounts and gift certificates, create incentives for end-users to buy our digital goods. We believe our Web-based marketing capabilities efficiently build direct relationships with end-users.

   Rapid and Cost-Effective Development of Customized e-Commerce
Sites. According to the Gartner Group, an e-commerce site built in-house costs on average $1 million and takes an average of five months to complete. Our PowerCommerce platform allows us to develop e-commerce sites that can be customized to our customers' specific needs, at a lower cost and faster rate than the Gartner Group estimates. We are able to develop a customized e-commerce site in less than a month with minimal up-front investment.

Our Strategy

   Our objective is to be the outsourced e-commerce solutions provider of choice to meet the challenges associated with the marketing, sale and delivery of digital goods online. We seek to achieve this objective through the following key elements of our strategy:

   Leverage Our Expertise in Digital Goods. Our current focus on the digital sale and delivery of software provides us with expertise to address the unique and complex requirements of digital goods delivery. We offer e-commerce capabilities for all aspects of the online sale and delivery of digital goods. This specialization enables us to provide solutions for the most difficult aspects of e-commerce such as electronic packaging and delivery. We believe this specialization brings valuable expertise to our customers. We have used our expertise in business-to-consumer software to move into the business-to-business software market, announcing our new PowerCommerce e-Business Center capability in the first quarter of 2000. In addition, we intend to pursue other digital content opportunities such as music, documents, images and video.

   Enhance the End-User Experience. We are committed to improving the end-user online shopping and purchasing experience in order to promote greater online sales for our customers. For our customers' online stores, we develop and streamline the presentation, selection, purchase and delivery of goods. Our modular interface can quickly customize an end-user environment to meet a customer's needs for the display of a few or many products, digital or physical delivery and a variety of selling options. We intend to continually improve the end-user experience by providing new capabilities such as better navigation and search functionality, enhanced content and using the Internet connection to provide text and voice access to customer support representatives.

   Extend Technology Leadership. We invest in technology in order to deliver a set of outsourced e-commerce services to our customers. Our PowerCommerce platform is flexible and allows us to integrate new tools and technologies and adapt to new trends and requirements of online shoppers. We intend to add to our suite of electronic packaging and delivery options to solidify our focus on digital commerce. In addition to

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in-house development of technical capabilities, we actively monitor technological advances in our industry. We work with third parties and plan to pursue acquisitions in order to quickly add new technologies and capabilities. We believe this plan for adoption and development of new technologies will allow us to attract new customers and penetrate new markets.

   Establish Relationships to Extend Services. We are establishing relationships with a variety of technology and service companies, including developers of e-commerce, Internet and digital delivery technologies, providers of complementary services, producers of enterprise software systems, systems integrators, manufacturers of computer hardware, distributors and online retailers. In addition, we can beneficially co-exist with traditional sales channels by providing complementary services which leverage their distribution capabilities with our expertise in e-commerce infrastructure. Our experienced management team has strong ties to a variety of industries. Through these industry connections, we intend to continue developing relationships with complementary businesses with the following goals:

  . securing new technologies and capabilities in order to extend our service offerings;

  . providing enhanced distribution through indirect channels;

  . enhancing integration with customers' in-house services and applications;

  . extending our geographic and market penetration; and

  . providing the means to move into other markets.

   Integrate with Customers' In-House Operations. We provide a flexible e-commerce environment which allows our customers to monitor, manage and control their business-critical content. We strive to continually improve the frequency and depth of our customer reports, which contain sales and end-user information. In addition, our systems integration consulting capabilities will allow integration from our PowerCommerce platform to our customers' internal accounting, marketing or inventory systems. We intend to continue providing our customers with more advanced integration and control of their e-commerce capabilities.

The PowerCommerce Platform

   Our PowerCommerce platform serves as an infrastructure for the marketing, sale and delivery of digital goods over the Internet. Using this proprietary technology, we build, host and manage the e-commerce portion of our customers' Web sites. The PowerCommerce platform includes:

  . a sophisticated database for tracking products, pricing, customers and transactions;

  . an electronic shopping cart;

  . electronic and physical fulfillment capabilities;

  . shipping and tax calculation;

  . credit card processing;

  . order security through Secure Socket Layer, a standard protocol for encrypted communications on the Internet;

  . auto-confirmation receipts;

  . capability to assign and report on serial numbers for each transaction;
    and

  . end-user customer service related to sale and delivery.

   The PowerCommerce platform serves as a foundation for a range of e-commerce stores and services, from basic to sophisticated. We call our entry-level offerings "PowerCommerce Instant Stores." Our more powerful stores are called "PowerCommerce Plus Stores." Our stores supporting purchase orders and electronic license delivery for corporate purchasers are called the "PowerCommerce e-Business Centers." We support each of these

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

different types of stores with customized marketing programs to complement our customers' own marketing efforts. We call these services our "e-Marketing Services." A detailed description of each of these offerings follows.

PowerCommerce Instant Stores

   PowerCommerce Instant Stores provide customers with a rapid e-commerce presence, enabling a fully developed e-commerce site, usually within five days. The PowerCommerce Instant Stores include e-commerce Web-site design, order-processing capabilities, credit card processing capabilities, fraud-screening and digital and/or physical product fulfillment, as well as tracking capabilities for sales data and customer service for purchasers. In other words, we provide the systems and services a vendor would otherwise need to develop in-house to fully enable the sale of a digital product over the Internet. We charge a nominal fee to build a store and we remit to software publishers a percentage of revenues generated through the sale of software. PowerCommerce Instant Stores include:

  . e-Button is a graphical link on a customer's site that leads an end-user to a Web-based order form. We process the order for digital or physical distribution. The e-Button is used for the sale of a single product.

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

  . e-Store is a store that is specifically designed to reflect our customers' brand identity and enables the display of up to 20 products. We build, host and manage the store and conduct the sale for digital or physical distribution. An example of an e-Store focusing on software for handheld devices for one of our top ten customers by revenue in the fourth quarter of 1999 follows.


A picture of a computer screen that displays a PowerCommerce Store designed by ReleaseNow.com. The top of the screen displays the Advanced Recognition Technologies logo. Below the logo are links to specific areas of the store and a graphic that shows the customer how many products are in the shopping cart. The screen displays two products as well as short descriptions and pricing information for each.

              We built, host and manage an online store for Advanced Recognition Technology, known as ART, providing e-commerce capabilities from online store design and creation to online delivery capabilities. The Web-based store enables end-users not only to order products online, but also to download products directly to their desktops, eliminating the need to wait for a physical shipment.

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

PowerCommerce Plus Stores

   PowerCommerce Plus Stores build upon the PowerCommerce Instant Stores with additional capabilities for the marketing, sale and delivery of digital goods. PowerCommerce Plus Stores are for customers who want the flexibility to display a large number of products. We believe these stores can display up to 10,000 different products. In addition, the capabilities of the PowerCommerce Plus Stores include:

  . definable search categories and subcategories which can be readily revised;

  . advanced search capabilities that provide multiple search options, including search by keywords and titles, to find products easily;

  . coupons and gift certificates for flexible, one-to-one marketing to support sales promotions;

  . advanced reporting to allow our customers to quickly measure responses to campaigns and promotions; and

  . cross-selling and up-selling at point of purchase to enable our customers to offer enhanced or complementary products to end-users.

   An example of a PowerCommerce Plus Store, which was the first we launched and was for one of our top ten customers by revenue in the fourth quarter of 1999 follows.

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


A picture of a computer screen showing a PowerCommerce Plus Store created for NewSoft. Along the left side of the graphic are internet links to other areas of the store including a shopping cart, categories of software, solution centers within the store and resources available to the customer. The top of the main screen shows browser fields that enable customers to search the site using various parameters. Below the search fields are pictures and descriptions of five featured products, including a special of the month.

    We created and host a PowerCommerce Plus Store for NewSoft
    America, Inc., a publisher of multimedia software, including the Presto! product line of document imaging, photo/video editing and optical character recognition, or OCR, software, as well as OCR development toolkits.

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

PowerCommerce e-Business Center

   The PowerCommerce e-Business Center, a Web-based store supporting purchase order based transactions and electronic license delivery, is for business-to-business software sales requirements. The PowerCommerce e-Business Center allows corporate purchasers to download software applications and software licenses, reducing the need for physical shipments. The PowerCommerce e-Business Center provides key e-commerce functionality such as intuitive navigation, product catalogs, transaction processing, order tracking and customer service. It integrates with a software publisher's Web site to provide a seamless e-commerce experience customized to the needs of corporate customers. For example, a publisher can offer a storefront that welcomes business software purchasers by name and displays their unique pricing and account history.

e-Marketing Services

   e-Marketing Services support our PowerCommerce Stores with customized marketing programs such as:

  . e-Campaign provides complete e-mail campaign management services, including customized e-mail campaigns to promote our customers' brand identities, campaign administration that includes tracking e-mail responses and sales and use of a dedicated high capacity broadband e-mail server. We use e-mail lists supplied by customers and/or third party list providers. The third-party lists are compiled on an "opt-in" basis, meaning that the addressees have given explicit permission to receive e-mail promotions. An example of an e-Campaign, which was one of our first and was for one of our top ten customers by revenue in the fourth quarter of 1999, follows.

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

The graphic depicts a computer screen shot of an e-mail message typical of an e-Campaign for Verity, Inc. The top of the screen shows the Verity logo as well as a slogan, "Connecting people with information." Below the logo is a picture of the box for KeyView Pro, the product promoted in the e-mail. The text is a letter addressed to a current owner of KeyView Pro advising her of the availability of an upgrade at a special price.
   We provide e-marketing services to Verity, Inc. Using our e-Campaign, Verity communicates with its KeyView Pro installed base through personalized e-mail messages that contain interactive call-to-action buttons. For example, Verity uses e-Campaign to alert
   KeyView Pro users about software upgrades. A call-to-action button connects the users directly to the KeyView Pro online store, hosted by us, enabling users to instantly purchase and download the upgrade over the Internet.

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

  . e-Packaging is the process of preparing digital goods for download or delivery. e-Packaging produces secure products with flexible purchasing options, including the ability to try or rent a product before buying. Our customers can offer these same options for digital goods delivered over the Internet or on CDs or DVDs. An example of our e-Packaging capabilities, implemented for one of Macromedia's products, follows.

The graphic depicts a computer screen shot for Macromedia which gives the user the option of buying the product or trying before the user buys. The top of the screen shows the Macromedia Flash 4 logo. Below the logo is a box with text describing Flash 4.

              Macromedia uses our e-Packaging technology to offer 30-day trials for some of their products, including Flash.

  . e-Store On Disk gives vendors the option to deliver a complete or partial
    Web-based store containing locked versions of their software on a CD or DVD. This option allows the distribution of large amounts of content directly to the end-user's desktop, offering an alternative to digital downloads. The end-user is automatically connected to the online version of the store to complete the purchase transaction and receive a key or unlock code.

  . Five Free Days is designed to launch new software products. It enables end-users to try a new software title for five days free of charge, sends out a series of e-mails to encourage purchases, includes a publishers's promotional e-coupon discount, gathers market data and generates new leads through a tell-a-friend option. The tell-a-friend option allows end users to send e-mail messages with a link to the trial software.

  . The Updater is used to launch an upgrade campaign for existing software products over the Internet. An introductory e-mail is sent to the current users of a software product describing the upgrade and providing an optional e-coupon and a direct link to a specially created store that enables purchase and download of the upgrade. A second e-mail is automatically sent out a week later to those who have not purchased the product, reminding them of the upgrade and the promotional offer. An example of an upgrade campaign which was used by one of our top ten customers by revenue in the fourth quarter of 1999 follows.


     A picture of a computer screen showing a web shot from the On The Go web site. The bottom left of the screen shows the On The Go logo, the left side contains a picture of their packaged product, ExpensAble and the right side contains a description of the ExpensAble product. The bottom of the picture shows a link to the web page where the ExpensAble product may be purchased for a discount.

     We built, host and manage an online store for On The Go Software that enables its installed base of desktop product users to purchase and download versions of its software products for hand-held mobile devices. On The Go Software recently changed its name to Managemark, Inc.

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

  . Boxed Delivery provides our customers the option for outsourced physical fulfillment. We have an integrated Web connection to Bindco Corporation, a physical fulfillment warehouse, that allows us to electronically connect to Bindco's in-house computer to advise Bindco of an order at the time it is made. Bindco then fills the order for us.

  . Consulting/Integration Services provide our customers with systems integration and engineering services to help them integrate their stores with their in-house systems.

Operations

   We believe our efficient and technologically-advanced operational capabilities provide advantages to our customers, as well as to their end-users, including:

   Electronic Packaging and Distribution Services. We are experienced in packaging, tracking and delivering digital products from online stores or on CDs or DVDs. Our production department packages digital products rapidly in multiple formats, including compressed or "zipped" files, as well as versions for download-and-buy, try-and-buy, rental, subscription or pay-per-use. In addition, although over 91% of our net revenues in the year ended December 31, 1999 were made using digital delivery over the Internet, we are also able to perform physical fulfillment in two ways. First, we contract with Bindco and second, we can contact the vendor for direct shipment.

   Design and Merchandising Services. We provide content design, merchandising services and product and promotional campaigns. We maintain a staff of Web designers and content editors who design stores and develop the product descriptions and images for display.

   Secure Datacenters. We host all PowerCommerce data operations with a co-location service provider, AboveNet Communications, Inc., that has direct access to the Internet backbone and high-speed connectivity to Europe and Japan. AboveNet provides fully redundant power, networking support and physical security, and can provide us with additional bandwidth on demand. The facility is rated to withstand an 8.0 earthquake and is directly connected with automatic failover to a second facility on the East Coast, where we intend to locate a second, redundant PowerCommerce system. PowerCommerce uses Sun Netras and a clustered group of Sun Enterprise servers running an Oracle database.

   In addition, in order to reduce downtime, our system is designed to minimize single points of failure. Multiple redundant fiberchannel RAID 0+1 disk arrays house the database. Load-balancing routers provide redundant routing of the network. All servers are automatically backed up using a dedicated system, and backup data is stored in facilities off-site. Our PowerCommerce platform has interfaces to multiple bank payment networks for credit card processing, which provides redundancy and flexibility. We have also integrated Web site monitoring in each of our servers with automated paging capabilities. Further, we have implemented an escalation policy to notify operations staff, management and customers of store operational issues.

Our Technology

   Our e-commerce infrastructure is based on three main suites of technologies: our proprietary PowerCommerce platform, which is used to implement online stores; our complementary suite of electronic packaging and delivery technologies, which provide advanced purchase and security capabilities; and our proprietary integrated development and operations tools, which we believe will allow us to efficiently and securely manage thousands of online stores. In addition, supporting our entire technology infrastructure are advanced security measures. These technologies are described below.

   Online Store Technology. We developed our PowerCommerce platform specifically to support an outsourced e-commerce business model for our customers. We designed PowerCommerce to build and maintain thousands of stores hosting hundreds of thousands of products in aggregate, while offering advanced merchandising capabilities. We can efficiently create custom stores for our customers, including not only the typical custom graphics and text, but also customized layout, store features and site navigation. Moreover, PowerCommerce enables our design and merchandising team to implement online store customizations directly with only limited engineering oversight. We believe these capabilities represent a competitive advantage.

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

   PowerCommerce's proprietary "Micro-Module" architecture enables us to add and integrate new features without disrupting existing functionality, even while the system is running. PowerCommerce enables us to implement our strategy of incrementally integrating new best of breed technologies, developed in-house or obtained from third parties, thereby reducing the number of time-consuming, and often error-prone major new version releases. This rapid integration can mean more nimble response to market conditions.

   We use industry standard technologies including a Sun Unix operating system, an Oracle database and a Netscape Web server. We have also selected our development environments to optimize different capabilities and functions, including Perl for rapid development, integration and reliability, Java for multi-threading capabilities and database support and C/C ++ where we consider speed to be critical. PowerCommerce has been specifically designed to be scalable by adding hardware to increase capacity, generally without the need for software changes.

   Electronic Packaging Technologies. We have substantial experience in electronically packaging titles as a service. We can provide customers with production services to electronically package titles and deployment services to put electronically packaged titles in online stores or on physical media such as CDs, DVDs or PC hard drives. Our proprietary SalesAgent technology uses encryption technologies to ensure protection of the software, including RSA Security, Inc. and triple DES, as well as an evolving suite of proprietary piracy-prevention technologies. We can also customize our electronic packaging technology when required. Our broad offering allows us to quickly adapt to new requirements or custom needs and facilitates rapid time to market.

   Advanced Software Development and Operations Tools. We use our proprietary Rapid Application Development environment to build the integrated, in-house tools we use to run our business and run our PowerCommerce system. These software tools are capable of automatically generating complete software applications from industry-standard, object-oriented models by assembling pre-built software components. Our tools allow for creating, changing and maintaining applications many times faster than traditional hand coding.

   In addition, these proprietary software tools play a key role in our systems integration services. We are able to provide integration into our clients' accounting, inventory or marketing systems to give them access, control and use of their own transactional and end-user data. In addition to connecting into our customers' internal information systems, this integration may also require custom business logic. Traditionally, business logic to meet specific customer requirements has been manually coded, resulting in time-consuming and error-prone projects. We can capture the business logic specifications in an object-oriented diagram and automatically generate the software code for implementation. Our tools allow for reuse of standard interface and business components and can speed time to market with reduced probability of human error, thereby allowing greater scale in integration capabilities.

   Because we serve the needs of a broad and diversified client base, we need to be able to reliably manage the functionality of many disparate businesses accommodating different and evolving requirements. We have developed an integrated in-house application that enables our operations to scale by efficiently running our complex network of online stores, tracking production and deployment of stores and content and accessing detailed customer and end-user data. The system allows our employees to access and control all aspects of our services, including contract terms, e-packaging production, store deployments, merchandising, promotions, end-user customer service and payment and remittance processing and reporting.

   Security Measures. We maintain security at every level of our infrastructure. The Oracle database, the Web servers, the firewall and the network routers are all restrictively programmed for permission-based access. All customer and credit card information is transmitted in encrypted format over the Internet using standard Secure Socket Layer and then stored in our secure Oracle database. Only authorized individuals who need access to credit card information, such as customer service personnel, can obtain access through proprietary software tools.

   Cost of Development. Our technology has developed over time. In 1997, we introduced our first generation of online stores for software vendors to display a limited number of products. In 1998, we upgraded these stores to permit dynamic pricing and display of images. In 1999, we introduced our PowerCommerce platform. In 1997, 1998 and 1999, we spent $1.0 million, $2.5 million and $5.2 million, respectively, on research and development.

Sales and Marketing

   Our sales and marketing efforts are focused on signing up vendors of digital goods for our outsourced e-commerce stores and services. We sign-up software publishers and vendors of other digital goods through a sales organization of 20 people. These employees are primarily located at our headquarters in Silicon Valley, as well as in other targeted metropolitan areas throughout the United States.

   Our sales force consists of a team of experienced sales professionals supported by systems engineers and account managers.

   Our marketing team is divided into three groups. The corporate marketing group employs a variety of programs to create market awareness and generate demand for our services. Our corporate marketing activities include print advertising, participation in key industry shows and events, speaking engagements at relevant conferences, direct marketing, media and investor relations and extensive Web marketing aimed at bringing new prospects to our Web site. Our product marketing group defines market needs and introduces appropriate services to meet these needs. Our marketing services group works directly with our customers to create and run online marketing programs that are intended to increase the sales of their products. Finally, our business development team is focused on creating relationships and alliances with other organizations in the areas of technology, distribution, international presence, original equipment manufacturing and complementary e-commerce services.

Customers

   We sell software through a network of software publishers and online retailers. As of February 29, 2000, a representative sampling of customers who accounted for more than $15,000 in revenue in the fourth quarter of 1999 or who provide an example of the breadth of our e-commerce capabilities includes:

  . Caere Corporation                   . Managemark, Inc. (formerly On The
                                          Go Software)


  . Day-Timers, Inc.                    . Miacomet, Inc.


  . DeLorme Publishing Company, Inc.    . Network ICE Corporation


  . GameSpot, a unit of Ziff-Davis Inc. . NewSoft America, Inc.


                                        . Verity, Inc.
  . The H.E.A.R. Foundation


  . Macromedia, Inc.                    . WebTrends Corporation

   Of these customers, all but Miacomet, Inc., Caere Corporation and the H.E.A.R. Foundation accounted for more than $15,000 in revenue for the fourth quarter of 1999. Miacomet is an example of a customer using our PowerCommerce Store to sell both software and hardware products, with the software delivered digitally and the hardware delivered by drop shipment. Caere is an example of a customer for whom we built, host and manage a PowerCommerce Store and have developed an integrated marketing program, including the ability to send targeted e-mails to Caere registered end-users. The H.E.A.R. Foundation is an example of a customer for whom we built, host and manage a PowerCommerce Store for downloading digital music.

Intellectual Property

   We regard trademarks, copyrights, trade secrets and other intellectual property as critical to our success, and rely on copyright, trademark, trade secret protection and confidentiality and/or license agreements with employees, clients, partners and others to protect our proprietary rights.

   We consider our proprietary technology to include:

  . our PowerCommerce architecture;

  . our SalesAgent software code, which allows us to produce encrypted versions of software for try-before-you buy and rental transactions;

  . our Rapid Application Development environment and its associated development and operations tools for generating software applications that we use to run our business, and, in some cases, integrate into the PowerCommerce platform;

  . the recently acquired intellectual property of Get Software.com, which includes software code for running an e-commerce Web site that sells shareware and other computer programs; and

  . trade secrets relating to our accumulated knowledge with respect to solving the complex problems of trial-enabling software, digital encryption and electronic delivery of digital goods.

Proprietary rights relating to our technologies will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable trade secrets. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. Furthermore, independently developed similar or equivalent technologies may duplicate any technology we develop. We have received a trademark in the United States, the European Community and Tunisia for "SALESAGENT." In addition, we have filed applications in the United States, Canada, the European Community, Japan and Tunisia for additional trademarks. Effective trademark and trade secret protection may not be available in every country in which our products and services are made available online. We have also filed five patent applications in connection with our proprietary technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of management resources. From time to time, we may receive notice of claims of infringement of other parties' proprietary rights. The defense of any such claims, whether such claims are with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product delivery delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

Competition

   The market for outsourced e-commerce systems for digital goods is intensely competitive and subject to rapid technological change. To date, we have focused on offering our services to software publishers and online retailers and have been competing against other companies in this vertical market. As we leverage our e-commerce expertise into other digital goods markets, including corporate software licenses, we expect to experience similar competitive dynamics.

   Our primary source of competition comes from software publishers and online retailers who have made or may choose to make substantial initial and ongoing investments in order to develop and manage their own e-commerce sites, including our potential customers or strategic alliances. We also face competition from other providers of outsourced e-commerce systems, including Digital River and NetSales. Further, we compete with companies such as BroadVision that provide tools and services enabling one or more of the transaction processing functions of electronic commerce, such as transaction control, data security, customer interaction, database marketing and electronic software delivery. In addition to these in-house and outsourced providers, we also indirectly compete with companies that sell and distribute software products over the Internet, such as Intraware, Inc., as well as with high-traffic, branded Web sites that derive a substantial portion of their revenues from e-commerce and may themselves offer, or provide means for others to offer, software products. We also face competition from new start up companies that are developing new product offerings. Finally, we compete with traditional channels and methods of retail and corporate software sales, such as mail order catalogs and retail superstores. Other competitors may enter the market for our services.

   Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future services obsolete, unmarketable or less competitive. Our current and potential competitors have made and may continue to make strategic acquisitions or establish cooperative relationships among themselves or with other providers of outsourced e-commerce systems, thereby increasing the ability of their services to address the needs of our prospective customers. Our current or potential competitors may also establish cooperative relationships with our current or future channel partners, limiting or eliminating our ability to sell through these channels. Competitive pressures could reduce our market share or require the reduction of the prices of our services, either of which could materially and adversely affect our business, results of operations or financial condition.

   We believe that, in addition to the foregoing, the primary competitive factors in our market are as follows:

  . comprehensiveness of the digital commerce systems and services available;

  . product design and technology that is adaptable to changing customer requirements;

  . strength of customer relationships;

  . pricing;

  . technology infrastructure capacity, reliability, security, speed and accessibility;

  . customer service;

  . convenience and speed of fulfillment; and

  . technical expertise to integrate our e-commerce systems with customers' existing information technology infrastructure.

   We believe that we presently compete favorably with respect to each of these factors. However, the market for our services is still rapidly evolving and we may not be able to compete successfully against current or potential competitors. See "Risk Factors--Intense competition in our industry could reduce or eliminate demand for our services."

Employees

   As of February 29, 2000, we had 101 full-time employees, including 42 in sales, marketing and customer service, 49 in product development and operations and 10 in finance and administration. Our employees are not covered by any collective-bargaining arrangements, and we consider our relations with our employees to be good.

Facilities

   Our principal executive offices are located in San Carlos, California, where we lease 15,363 square feet. The lease term extends to October 15, 2004 with one five-year renewal at our option. In addition, we lease an office suite in Alameda, California on a month-to-month basis. We are currently looking for additional office space. Given the extreme limitations on available office space in the Silicon Valley and the continuing increases in costs for this space over the past several years, we believe that locating space for expansion may be difficult and may cost more than we currently anticipate.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

   The following table sets forth the names, ages and positions of our executive officers, directors and key employees as of February 29, 2000:

Name                     Age Position(s)
----                     --- -----------
Executive Officers and
 Directors
Michael J. Maulick......  44 President, Chief Executive Officer and Director
Eric J. Holstege........  42 Vice President of Engineering and Chief Technology Officer
Frank D. Maylett........  37 Vice President of Sales
David A. Roman..........  45 Vice President of Marketing and Chief Marketing Officer
Joan P. Walsh...........  45 Vice President of Finance and Chief Financial Officer
Carolyn A. Rogers.......  40 Chairman of the Board
Clydene Bultman.........  41 Director
Asad Jamal..............  40 Director
Steven T. Jurvetson.....  32 Director
Douglas Lindgren........  38 Director
David Shrigley..........  51 Director

Key Employees
Calisa A. Cole..........  39 Vice President of Marketing Services
Scott Howard............  41 Vice President of Human Resources

Executive Officers and Directors

   Mr. Maulick joined ReleaseNow.com in May 1999 as President and became our Chief Executive Officer and a director in November 1999. Prior to joining ReleaseNow.com, Mr. Maulick served in various positions having increasingly higher levels of responsibility in engineering management in the New York State development laboratories of IBM Corporation from July 1977 to October 1987. From October 1987 to May 1999, Mr. Maulick served IBM in various sales management positions, his final position with IBM being Vice President of Americas of High End Server Growth Initiatives. Mr. Maulick holds a BS degree from Marquette University and completed post baccalaureate studies at Syracuse University and the University of Pennsylvania's Wharton School of Business.

   Mr. Holstege joined ReleaseNow.com in November 1998 as Vice President of Engineering and Chief Technology Officer. From April 1993 to November 1998, Mr. Holstege served in various positions at Broderbund Software, Inc., a subsidiary of Mattel, Inc., most recently as its Vice President and Internet Business Unit Manager for their Blue Banner Division. Prior to Broderbund, Mr. Holstege was Vice President of Engineering at Calera Recognition Systems, an optical character recognition company. Mr. Holstege holds BS and MS degrees from the California Institute of Technology.

   Mr. Maylett joined ReleaseNow.com in June 1999 as Regional Director of Sales and in October 1999 was promoted to Vice President of Sales. Prior to joining ReleaseNow.com, from January 1996 to June 1999, Mr. Maylett was an executive at IBM, serving most recently as regional sales manager for the Western United States and Canada for a start-up organization within IBM. From June 1992 to January 1996, Mr. Maylett was a Senior Account Manager at Novell, Inc. Mr. Maylett holds a BS degree from the University of Phoenix.

   Mr. Roman joined ReleaseNow.com in February 1999 as Vice President of Marketing and in September 1999 became the Chief Marketing Officer. From December 1997 to December 1998, he was the Vice President of Marketing for Preview Systems, Inc., an electronic software distribution e-commerce company. From March 1983 to November 1997, Mr. Roman was at Apple Computer, Inc., where he held positions managing various marketing operations in the United States, Europe, Japan and Australia, most recently as Vice President of Worldwide Advertising. Mr. Roman holds a degree in Architecture and Industrial Design from Queensland Institute of Technology in Australia. He also completed post baccalaureate studies at the Polytechnic of Turin, Italy and holds an executive MBA degree from INSEAD in France.

   Ms. Walsh joined ReleaseNow.com in January 1999 as Vice President of Finance and Chief Financial Officer. From May 1998 to December 1998, Ms. Walsh was Corporate Controller at Kestrel Solutions Inc., a telecommunications company. From May 1996 to April 1998, Ms. Walsh served as an independent financial consultant for various Internet startups. From May 1993 to May 1996, Ms. Walsh was Corporate Controller at PicoPower Technology, Inc., a producer of power managed systems controller chips for the notebook PC market. Prior to that, Ms. Walsh served as Vice President and Corporate Controller at Credence Systems Corporation, a semiconductor equipment manufacturer. Ms. Walsh holds a BS degree from University of Oregon and completed post baccalaureate studies at Portland State University.

   Ms. Rogers joined ReleaseNow.com in July 1998 as Chief Operating Officer and Chief Financial Officer and served in those roles until September 1998. She served as Chief Executive Officer from September 1998 to November 1999 and as a director from November 1998 to November 1999 and has served as our Chairman of the Board since November 1999. Prior to that, Ms. Rogers was a Vice President and Investment Officer with J. & W. Seligman & Co. Incorporated, a financial services company, from March 1996 to July 1998. From October 1992 to March 1995, Ms. Rogers served as Director of Strategic Marketing and Chief Financial Officer at PicoPower Technology, Inc. Prior to that, Ms. Rogers was a Senior Technology Analyst at Chase H&Q (formerly Hambrecht & Quist). Ms. Rogers holds an MBA degree from the University of Pennsylvania's Wharton School of Business and a BS degree from the University of Colorado at Boulder.

   Ms. Bultman has served as a director since May 1999. Ms. Bultman has served as a Technology Analyst at Galleon Management Group, an investment fund. From 1992 to January 2000, Ms. Bultman served as a technology and marketing consultant working with a variety of companies in the Silicon Valley. Prior to this, she served in several executive positions at Applied Materials Inc., a semiconductor capital equipment company. Ms. Bultman holds a BS degree from San Jose State University and an MS degree from the Sloan School of Management at Stanford School of Business.

   Mr. Jamal has served as a director since January 2000. Mr. Jamal has served as the Chief Operating Officer of Draper Fisher Jurvetson ePlanet Partners, Ltd., a venture capital firm, since September 1999. Prior to joining Draper Fisher, from January 1996 to August 1999, he served as the Chief Executive Officer of Saudi Investments Ltd., another venture capital firm. Mr. Jamal also served as the Managing Director of Peregrine Investments Ltd., an investment bank, from August 1994 to December 1995. Mr. Jamal holds a BS degree from the London School of Economics and an ACA degree from the Institute of Chartered Accountants in England and Wales.

   Mr. Jurvetson has served as a director since February 1996. Mr. Jurvetson has served as a Managing Director of Draper Fisher Jurvetson, a venture capital firm, since June 1995. Prior to joining Draper Fisher Jurvetson, from September 1993 to June 1995, Mr. Jurvetson attended the Stanford University Graduate School of Business. From July 1990 to September 1993, Mr. Jurvetson served as a consultant with Bain & Company, a management consulting firm. Mr. Jurvetson serves on the board of directors of Kana Communications, Inc., a provider of online customer communications software and services for e-business marketing, sales and services. Mr. Jurvetson holds BS and MS degrees from Stanford University and an MBA degree from the Stanford Graduate School of Business.

   Mr. Lindgren has served as a director since November 1998. Since April 1995, Mr. Lindgren has served in various capacities with United States Trust Company of New York, where he is currently a Managing Director. Mr. Lindgren has also been the Chief Investment Officer of Excelsior Private Equity Fund II, Inc., a private equity fund managed by United States Trust Company of New York, since its inception in March 1997. Mr. Lindgren serves on the board of directors of LifeMinders.com Inc., an online direct marketing company that provides personalized content and advertisements via e-mail to its members. From January 1988 to March 1995, he served in various capacities for Inco Venture Capital Management, Inc., including as President and Managing Principal from January 1993 through March 1995. Prior to joining Inco, Mr. Lindgren was employed at Salomon Brothers Inc. and Smith Barney, Harris Upham & Co. Inc. Since 1993, he has also been an Adjunct Professor of Finance at Columbia University's Graduate School of Business, teaching courses on venture capital. Mr. Lindgren holds BA and MBA degrees from Columbia University.

   Mr. Shrigley has served as a director since January 2000. Mr. Shrigley serves as an employee of Sevin Rosen Bayless Management, the operating management company for each of the Sevin Rosen funds and entities. From November 1996 to April 1999, Mr. Shrigley served as the Executive Vice President of Sales, Marketing and Service at the BayNetworks division of Nortel Networks Corporation, a provider of telephony, data, wireless and wireline solutions for the Internet. Prior to joining Nortel Networks, from December 1978 to November 1996, Mr. Shrigley served as the Vice President of Marketing at Intel Corporation. Mr. Shrigley also serves on the board of directors of SonicWALL, Inc., a provider of Internet security for small and medium size companies. Mr. Shrigley holds a BS degree from Franklin University.

Key Employees

   Ms. Cole joined ReleaseNow.com in January 1999 as Director of Marketing and in October 1999 was promoted to Vice President of Marketing Services. From March 1997 to December 1998, Ms. Cole was the Director of Marketing Programs for Infinity, a financial services company, where she managed a worldwide team responsible for marketing financial risk management software to global banking institutions. In July 1990, Ms. Cole founded Cole Communications, a Silicon Valley marketing and public relations agency focused on emerging high-technology companies and served as a principal of that agency until March 1997. Ms. Cole holds a BA degree from Wellesley College and an MA degree from Stanford University.

   Mr. Howard joined ReleaseNow.com in August of 1999 as Vice President of Human Resources. Prior to that, Mr. Howard served in various positions of increasingly higher levels of responsibility in human resources management at 3COM Corp. from October 1994 to August 1999. He has a BS degree from UC Davis and an MA degree from Michigan State University.

Board Composition

   We have seven directors. Immediately following the offering, our board of directors will consist of seven directors divided into three classes, with each class serving for a term of three years, except for the first two classes who will serve for one and two year terms, respectively, as follows:

Class              Expiration Member
-----              ---------- ------
Class I...........    2001    Clydene Bultman, David Shrigley
Class II..........    2002    Asad Jamal, Steven T. Jurvetson, Douglas Lindgren
Class III.........    2003    Michael J. Maulick, Carolyn A. Rogers

   At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed directors whose terms are expiring. Our officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or officers.

Board Committees

   The audit committee was formed in July 1999 to review, act on and report to the board of directors with respect to various auditing and accounting matters, including the selection of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors and our accounting practices. The audit committee is currently composed of Clydene Bultman, Douglas Lindgren and David Shrigley.

   The compensation committee was formed in July 1999 to review and approve all forms of compensation and benefits for our executive officers and directors, administer our stock purchase and stock option plans and make recommendations to the board of directors regarding such matters. The compensation committee is currently composed of Clydene Bultman, Steven T. Jurvetson and Douglas Lindgren.

Director Compensation

   Our directors receive no cash remuneration for serving on the board of directors or on any committee, but are reimbursed for expenses incurred in attending board and committee meetings. We do not provide additional compensation for committee participation or special assignments of the board of directors.

   Directors who are also our employees are eligible to receive options and be issued shares of common stock under our 2000 Stock Incentive Plan. Each individual who first becomes a non-employee director after this offering will receive an option grant for 7,500 shares of common stock on the date the director joins the board, subject to vesting in three equal yearly installments. In addition, at each annual stockholders' meeting, each non-employee director who has been a director for at least six months will automatically be granted an option to purchase 2,500 shares of common stock, subject to vesting in one lump sum at the end of one year from the date of the grant. See "--2000 Stock Incentive Plan."

Arrangements with Directors

   Pursuant to a voting agreement, which terminates upon the consummation of this offering, entered into by ReleaseNow.com and the holders of our preferred stock, Draper Fisher Jurvetson, Sevin Rosen funds, Admirals, L.P., Excelsior Private Equity Fund and Draper Fisher Jurvetson ePlanet Ventures each have the right to designate one member to the board of directors. In addition, the agreement states that our chief executive officer shall also be a director. The designees are as stated below:

      Draper Fisher Jurvetson                   Steven T. Jurvetson
      Sevin Rosen funds                         David Shrigley
      Admirals, L.P.                            Clydene Bultman
      Excelsior Private Equity Fund             Douglas Lindgren
      Draper Fisher Jurvetson ePlanet Ventures  Asad Jamal
      Chief Executive Officer                   Michael J. Maulick
      Common stockholders                       Carolyn A. Rogers

Compensation Committee Interlocks and Insider Participation

   No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Executive Compensation

   The following table sets forth information concerning the compensation earned during the fiscal year ended December 31, 1999 by our former Chief Executive Officer, our current Chief Executive Officer, each of our four other most highly compensated executive officers whose total compensation during such fiscal year exceeded $100,000 and one former executive officer whose total compensation during such fiscal year exceeded $100,000. These individuals are referred to in this prospectus as "named executive officers."

                                                             Long-Term
                                                            Compensation
                               Annual Compensation             Awards
                          --------------------------------  ------------
                                               All Other     Securities
Name and Principal                               Annual      Underlying   All Other
Position                   Salary      Bonus  Compensation    Options    Compensation
------------------------  --------    ------- ------------  ------------ ------------
Carolyn A. Rogers,
 Chairman of the Board
 and
 Former Chief Executive
 Officer ...............  $175,000    $35,000   $33,449(1)         --           --

Michael J. Maulick (2),
 President, Chief
 Executive Officer and
 Director...............   121,970     58,333        --       350,000           --
Eric J. Holstege,
 Vice President of
 Engineering and
 Chief Technology
 Officer................   174,000     39,991        --            --           --
David A. Roman (2),
 Vice President of
 Marketing and Chief
 Marketing Officer......   142,577     20,833        --       175,000           --
Joan P. Walsh (2),
 Vice President of
 Finance and Chief
 Financial Officer .....   134,199     25,000        --       125,000           --
Frank D. Maylett (2),
 Vice President of Sales
 .......................   140,324(3)      --        --        87,500           --
Michael Vanneman (4),
 Former Vice President
 of Sales...............   161,417(5)      --        --            --      $52,988(6)

--------
(1) Consists of forgiveness of loans and related payment of interest and taxes.
(2) Salary and bonus reflect less than one full year of compensation, as Mr. Maulick joined us in May 1999, Ms. Walsh joined us in January 1999, Mr. Roman joined us in February 1999 and Mr. Maylett joined us in June 1999.
(3) Includes $81,760 earned as commissions.
(4) No longer employed by us as of October 1999.
(5) Includes $36,300 earned as commissions.
(6) Consists of severance and accrued but unused vacation payments.

   Subsequent to December 31, 1999, we issued the following option grants to our executive officers:

  . Mr. Maulick received an option to purchase 100,000 shares of common stock at an exercise price of $10.80 per share;

  . Mr. Holstege received an option to purchase 5,000 shares of common stock at an exercise price of $10.80 per share;

  . Mr. Roman received an option to purchase 75,000 shares of common stock at an exercise price of $10.80 per share;

  . Ms. Walsh received on option to purchase 50,000 shares of common stock at an exercise price of $10.00 and a second option to purchase 60,000 shares of common stock at an exercise price of $10.80 per share; and

  . Mr. Maylett received an option to purchase 25,000 shares of common stock at an exercise price of $10.80 per share.

Options Granted in Fiscal Year Ended December 31, 1999

   The percentage of total options granted is based on an aggregate of 1,600,750 options granted during the fiscal year ended December 31, 1999 under our 1996 and 1998 plans. All options were granted at an exercise price equal to the fair market value of our common stock as determined by our board of directors on the dates of grant. The following table provides information regarding options to purchase common stock granted to our named executive officers:

                                       Individual Grants
                         ---------------------------------------------
                                                                        Potential Realizable
                                     Percent of                           Value at Assumed
                         Number of  Total Options                      Annual Rates of Stock
                         Securities  Granted to                          Price Appreciation
                         Underlying Employees in  Exercise                for Option Term
                          Options      Fiscal       Price   Expiration ----------------------
Name                      Granted     Year 1999   Per Share    Date        5%         10%
----                     ---------- ------------- --------- ---------- ---------- -----------
Carolyn A. Rogers.......       --          --          --          --          --          --
Michael J. Maulick......  350,000       21.86%      $5.00     5/27/09  $6,801,697 $11,867,148
Eric J. Holstege........       --          --          --          --          --          --
David A. Roman..........  150,000        9.37        3.50     4/14/09   3,140,013   5,310,921
                           25,000        1.56        8.00     8/11/09     410,835     772,653
Joan P. Walsh...........  112,500        7.03        3.50      1/4/09   2,355,010   3,983,190
                           12,500        0.78        8.00     8/11/09     205,418     386,327
Frank D. Maylett........   25,000        1.56        5.00      7/7/09     485,835     847,653
                           62,500        3.90        8.00    10/13/09   1,027,089   1,931,634
Michael Vanneman (1)....       --          --          --          --          --          --

--------
(1) No longer employed by us as of October 1999.

   The options shown in the table were immediately exercisable upon grant and are subject to vesting and a repurchase option in favor of the company. See "-- Stock Plans." The options held by Messrs. Maulick, Roman and Maylett and Ms. Walsh are subject to special acceleration of vesting upon a change of control. See "--Employment Agreements and Change of Control Arrangements."

   Potential realizable values represent hypothetical gains if the options were exercised at the end of their respective terms. The potential realizable values are computed by:

  . multiplying the number of shares of common stock subject to a given option by $15.00 per share, representing the midpoint of the filing range;

  . assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

  . subtracting from that result the aggregate option exercise price.

   The 5% and 10% assumed annual rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

   The following table provides summary information concerning stock option holdings of and exercises by our named executive officers during the fiscal year ended December 31, 1999. The values of unexercised in-the-money options have been calculated by subtracting the exercise price from the assumed initial public offering price of $15.00.

                                                            Number of Securities
                                                           Underlying Unexercised     Value of Unexercised
                          Number of     Value Realized     Options at Fiscal Year-   In-the-Money Options at
                           Shares       (Market Price                End                 Fiscal Year-End
                         Acquired on     at Exercise      ------------------------- -------------------------
Name                      Exercise   Less Exercise Price) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------------------- ----------- ------------- ----------- -------------
Carolyn A. Rogers (1)...   351,311         $526,966              --         --              --        --
Michael J. Maulick......   350,000               --              --         --              --        --
Eric J. Holstege........   253,885          380,828              --         --              --        --
David A. Roman..........    37,500           56,250         137,500         --      $1,468,750        --
Joan P. Walsh...........    62,500           93,750          62,500         --         662,500        --
Frank D. Maylett........        --               --          87,500         --         687,500        --
Michael Vanneman (2)....    29,967          165,459          11,374         --         130,801        --

--------
(1) The vesting of shares held by Ms. Rogers was accelerated and Ms. Rogers is fully vested as of November 1999.
(2) No longer employed by us as of October 1999.

Employment Agreements and Change of Control Arrangements

   Michael J. Maulick, Eric J. Holstege, David A. Roman, Joan P. Walsh and Frank D. Maylett are each employed pursuant to employment letter agreements setting forth generally the terms of their respective job responsibilities, salary, bonus and equity compensation. Each option held by Ms. Walsh and Messrs. Roman and Maylett contains provisions with respect to the acceleration of vesting on 50% of each of their then unvested option shares upon a change of control of ReleaseNow.com. Mr. Holstege's offer letter provides for two option grants, one of which vested in November 1999 and the other of which vests over the standard four year period. This grant and all subsequent option grants are subject to acceleration of the vesting on 50% of the then unvested option shares upon a change of control of ReleaseNow.com. Mr. Maulick's offer letter provides for acceleration of the vesting on 50% of his then unvested option shares upon a change of control of ReleaseNow.com and, additionally, severance pay and the acceleration of a portion of his then unvested option shares if he is terminated without cause or constructively terminated. In addition, Mr. Maulick's bonus is guaranteed for his first year of service. If Mr. Maulick is terminated for cause or voluntarily resigns, he is entitled to receive his earned but unpaid salary and pro-rated accrued bonus. In connection with our prior Chief Executive Officer's appointment as Chairman of the Board, we entered into a revised employment agreement with our Chairman, Ms. Rogers, pursuant to which she will earn an annual salary of $175,000 as an employee-director and has received an extension of the payment terms of her $1,378,170 promissory note used to purchase 345,597 shares of our common stock. In addition, the vesting of all shares currently held by Ms. Rogers was fully accelerated, and future share issuances will not be subject to vesting. Further, we forgave a $20,000 promissory note used to purchase 5,714 shares of our common stock and paid $13,449 in taxes accrued on that forgiveness. If
Ms. Rogers' employment is terminated, we will pay Ms. Rogers, subject to specified conditions, a severance payment of six months of her then-current salary. In addition to the foregoing named executive officers, five other employees have been granted options subject to acceleration of the vesting on 50% of their then unvested option shares upon a change of control of ReleaseNow.com. In addition, our 1998 Stock Option/Stock Issuance Plan provides that in the event of a change of control each outstanding option grant or purchase right shall vest in full immediately prior to the consummation of the transaction unless the successor corporation assumes the outstanding option or purchase right.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer for monetary damages for breach of their fiduciary duties as directors or officers, except for liability resulting from:

  . breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or recission.

   Our bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions on our behalf, regardless of whether the bylaws permit indemnification under those circumstances.

   We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws and certificate of incorporation and by Delaware law. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action by or in the right of ReleaseNow.com, arising out of services as a director or officer of ReleaseNow.com, any subsidiary of ReleaseNow.com or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers.

Stock Plans

1996 Stock Plan

   Our 1996 stock plan was adopted by the board of directors and approved by the stockholders in April 1996 and has been amended from time to time. As of February 29, 2000, 466,206 shares of common stock have been issued upon exercise of options granted under the 1996 plan, options to purchase 71,317 shares of common stock were outstanding, 116,386 shares of common stock have been issued upon exercise of stock purchase rights, net of repurchase, and no shares of our common stock remain available for future issuance under the 1996 plan. Unless terminated sooner, the 1996 plan will terminate according to its terms in April 2006. The 1996 plan provided for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees, officers and employee directors and the granting of nonstatutory stock options and stock purchase rights to employees, officers, directors (including non-employee directors) and consultants. The administrator determined the term of options, which was prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to a stockholder holding more than 10% of the voting shares of our company). To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000, any such excess options shall be treated as nonstatutory stock options.

   No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Options granted under the 1996 plan generally become exercisable at the rate of 1/4 of the total number of shares subject to the options twelve months after the vesting commencement date, and 1/48 of the total number of shares subject to the options each month thereafter.

   The restricted stock purchase agreements reflecting stock purchase rights issued pursuant to the 1996 plan provide that the right must be exercised and the shares must be paid for within no more than 30 days of the grant and the purchase price for the stock must be at least 85% of the fair market value of our common stock as of the date of grant (except in the case of a 10% stockholder, in which case the purchase price must be at least 100% of the fair market value). The stock purchase rights also generally provide that we shall have a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment for any reason (including death or disability), unless the administrator determines otherwise. Our repurchase right generally lapses at a rate of 1/4 of the total number of shares subject to the repurchase right twelve months after the vesting commencement date, and 1/48 of the total number of shares subject to the repurchase right each month thereafter.

   The 1996 plan provides that in the event of a merger of our company with or into another corporation or a sale of all or substantially all of our assets, each outstanding option or purchase right shall be assumed or an equivalent option or right substituted by the successor corporation. If the successor corporation refuses to assume or substitute, each outstanding option and purchase right shall terminate if unexercised upon consummation of the transaction.

1998 Stock Option/Stock Issuance Plan.

   Our 1998 plan was adopted by the board of directors and approved by the stockholders in December 1998 and has been amended from time to time. As of February 29, 2000, 1,493,218 shares of common stock have been issued upon exercise of options granted under the 1998 plan, options to purchase 1,012,382 shares of common stock were outstanding, 28,000 shares of common stock have been issued upon direct issuances of stock and no shares of our common stock remain available for further issuance under the 1998 plan, as all such shares will have been carried over into our successor equity plan, the 2000 plan, described below. Unless terminated sooner, the 1998 plan will terminate according to its terms in December 2008. The 1998 plan provided for the granting of incentive stock options and nonstatutory stock options as in the 1996 plan, and stock issuances to employees, officers, directors (including non-employee directors) and consultants. The administration of the 1998 plan, term of options, transfer restrictions, generally-used vesting schedule and limitations on exercise of over $100,000 in any calendar year for options under the 1998 plan are substantially the same as under the 1996 plan.

   The stock issuance agreements reflecting stock issued pursuant to the 1998 plan provide that the shares must be paid for concurrently with the grant and the purchase price for such restricted stock must be at least 85% of the fair market value as of the date of grant (except in the case of a 10% stockholder, in which case the purchase price must be at least 110% of the fair market value) and generally provide that we shall have a repurchase option exercisable on substantially the same terms as the repurchase option on restricted stock purchases under the 1996 plan.

   The 1998 plan provides that in the event of a merger of our company with or into another corporation or a sale of all or substantially all of our assets, each outstanding option or purchase right shall be assumed or an equivalent option or right substituted by the successor corporation. If the successor corporation refuses to assume or substitute, each outstanding option and purchase right shall vest in full immediately prior to the consummation of the transaction and, thereafter, shall terminate upon consummation of the transaction, except as may otherwise be determined by the administrator.

2000 Stock Incentive Plan

   Introduction. The 2000 Stock Incentive Plan is intended to serve as the successor program to our 1996 plan and 1998 plan. The 2000 plan was adopted by the board in January 2000 and approved by the stockholders in March 2000. The 2000 plan will become effective when the underwriting agreement for this offering is signed. At that time, all outstanding options under our existing 1996 plan and 1998 plan will be transferred to the 2000 plan, and no further option grants will be made under the 1996 plan or the 1998 plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 2000 plan to those options.

   Shares Reserved. 3,750,000 shares of our common stock have been reserved for future issuance and grant under the 2000 plan, and approved by the board in connection with the approval of the 2000 plan, including shares that will be carried over from the 1996 plan and 1998 plan reserves plus an additional increase of a sufficient number of shares to bring the total reserve to 3,750,000 shares. The share reserve under our 2000 plan will automatically increase on the first trading day in January each year, beginning with calendar year 2001, by an amount equal to 4% of the total number of shares of our common stock outstanding on the last trading day of December in the prior year. In no event will any such annual increase exceed 1,500,000 shares. No participant in the 2000 plan may be granted stock options or direct stock issuances for more than 500,000 shares of common stock in total in any calendar year.

   Programs. Our 2000 plan has five separate programs, some of which may be put into effect by the board at some later date:

  . the discretionary option grant program, under which options may be granted to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

  . the stock issuance program, under which shares of common stock which may be issued will vest upon the attainment of performance milestones or completion of a period of service or which are fully vested at issuance as a bonus for past services;

  . the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below market stock option grants;

  . the automatic option grant program, under which option grants will automatically be made at intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares; and

  . the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any retainer fee for the year to the acquisition of special below-market option grants. No such retainer fee is currently being paid to any board member.

   Eligibility. The individuals eligible to participate in our 2000 plan include our officers and other employees, our board members and any consultants we hire.

   Administration. The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option, the vesting schedule to be in effect for the option grant or stock issuance and the term for any granted option. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect.

   Plan Features. Our 2000 plan will include the following features:

  . The exercise price for any options granted under the 2000 plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

  . The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our 1996 plan and 1998 plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

  . Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. None of the options under our 1996 plan or 1998 plan have any stock appreciation rights.

   Change in Control. The 2000 plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

  . In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

  . The compensation committee will have complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under our 2000 plan may be accelerated upon similar terms and conditions.

  . The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

  . The options currently outstanding under our 1996 plan will terminate in the event we are acquired and the acquiring company does not assume those options.

  . The options currently outstanding under our 1998 plan will immediately vest in the event we are acquired and the acquiring company does not assume those options or stock purchase rights. Some of those options and stock purchase rights, however, contain an additional vesting acceleration feature which will result in the immediate vesting of those options and, upon consummation of the acquisition, any of these options remaining unexercised will terminate.

   Salary Investment Option Grant Program. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect.

   Automatic Option Grant Program. Each individual who first becomes a non-employee board member at any time after the effective date of this offering will receive an option grant for 7,500 shares of common stock on the date such individual joins the board. In addition, on the date of each annual stockholders' meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 2,500 shares of common stock, provided such individual has served on the board for at least six months.

   Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. All options granted under this program will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The 2,500 shares subject to each annual automatic grant will vest one year after the date of grant. The shares subject to each initial 7,500 share automatic option grant will vest in a series of three installments upon the optionee's completion of each 12 months of board service over the 36-month period measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

   Director Fee Option Grant Program. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. No retainer fee is currently being paid to any board member. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

   Additional Program Features. Our 2000 plan will also have the following features:

  . Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

  . Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

   The board may amend or modify the 2000 plan at any time, subject to any required stockholder approval. The 2000 plan will terminate no later than September 2010.

2000 Employee Stock Purchase Plan

   Introduction. Our 2000 Employee Stock Purchase Plan was adopted by the board in January 2000 and approved by the stockholders in March 2000. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions.

   Shares Reserved. 450,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January each year, beginning in calendar year 2001, by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in December in the prior year. In no event will any such annual increase exceed 300,000 shares.

   Offering Periods. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period will start on the date the underwriting agreement for the offering is signed and will end on the last business day in January 2002. The next offering period will start on the first business day in February 2002, and subsequent offering periods will be set by our compensation committee.

   Eligible Employees. Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of February and August each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.

   Payroll Deductions. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of July and January each year. In no event may any participant purchase more than 1,500 shares on any purchase date, and not more than 112,500 shares may be purchased in total by all participants on any purchase date.

   Reset Feature. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

   Change in Control. Should we be acquired by merger or sale of all or substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

   Plan Provisions. The following provisions will also be in effect under the plan:

  . The plan will terminate no later than the last business day of January
    2010.

  . The board may at any time amend, suspend or discontinue the plan.
    However, certain amendments may require stockholder approval.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   We issued, in separate private placement transactions, the following shares of preferred stock:

  . 1,000,000 shares of Series A preferred stock at $1.00 per share in February 1996 (as adjusted for 2-for-1 stock split in June 1996) for an aggregate purchase price of $1,000,000 and which is valued at $15,000,000 at a price per share of $15.00 representing the midpoint of the filing range;

  . an aggregate of 1,101,424 shares of Series B preferred stock at $1.40 per share in November 1996 for an aggregate purchase price of $1,541,998 and which is valued at $16,521,360 at a price per share of $15.00 representing the midpoint of the filing range;

  . an aggregate of 1,472,227 shares of Series C preferred stock at $3.736 per share in July and August 1997 for an aggregate purchase price of $5,500,251 and which is valued at $22,083,405 at a price per share of $15.00 representing the midpoint of the filing range;

  . an aggregate of 1,391,120 shares of Series D preferred stock at $6.98 per share in June 1998 for an aggregate purchase price of $9,710,032 and which is valued at $20,866,800 at a price per share of $15.00 representing the midpoint of the filing range;

  . an aggregate of 1,499,997 shares of Series E preferred stock at $8.00 per share in May 1999 for an aggregate purchase price of $12,000,000 and which is valued at $22,499,955 at a price per share of $15.00 representing the midpoint of the filing range; and

  . an aggregate of 2,024,999 shares of Series F Preferred Stock at $10.00 per share in December 1999 and January 2000 for an aggregate purchase price of $20,249,990 and which is valued at $30,374,985 at a price per share of $15.00 representing the midpoint of the filing range.

   Upon the closing of this offering, each share of preferred stock will automatically convert into one share of common stock. As of February 29, 2000, the purchasers of the preferred stock included, among others, the following directors, officers and holders of more than 5% of a class of our capital stock, and persons and entities associated with them:

                                                                                      Percentage
                          Series A  Series B  Series C  Series D  Series E  Series F  of Capital
                          Preferred Preferred Preferred Preferred Preferred Preferred   Stock
Investor                    Stock     Stock     Stock     Stock     Stock     Stock    Owned(1)
--------                  --------- --------- --------- --------- --------- --------- ----------
Draper Fisher Jurvetson
 funds (2)..............   895,000   357,142   490,974    14,326    12,499  1,050,000   20.6%
Steven T. Jurvetson
 (2)....................   895,000   357,142   490,974    14,326    12,499  1,050,000   20.6
Asad Jamal (3)..........        --        --        --        --        --  1,000,000    8.4
Sevin Rosen family of
 funds (4)..............        --   714,285   669,232   286,532    62,499         --   11.8
David Shrigley (4)......        --   714,285   669,232   286,532    62,499         --   11.8
Star Ventures funds
 (5)....................        --        --   401,498   186,246   249,999         --    7.0
Excelsior Private Equity
 Fund II, Inc. (6)......        --        --        --   838,114    57,500     50,000    7.9
Douglas Lindgren (6)....        --        --        --   838,114    57,500     50,000    7.9
Michael J. Maulick......        --        --        --        --     2,500         --     *
Carolyn A. Rogers.......        --        --        --        --     2,500         --     *

--------

 * Represents less than 1% capital stock owned.

(1) Percentage of capital stock owned is based upon 11,976,814 shares of common stock outstanding as of February 29, 2000.

(2) Consists of 840,405 Series A shares, 335,357 Series B shares, 125,669 Series C shares, 13,452 Series D shares, 11,737 Series E shares and 46,950 Series F shares purchased by Draper Fisher Associates Fund III, L.P., and 54,595 Series A shares, 21,785 Series B shares, 8,163 Series C shares, 874 Series D shares, 762 Series E shares and 3,050 Series F shares purchased by Draper Fisher Partners, LLC and 1,000,000 Series F shares purchased by Draper Fisher Jurvetson ePlanet Ventures, L.P. Mr. Jurvetson, a director of our company, is a managing director of each of Draper Fisher Associates Fund III, L.P. and Draper Fisher

   Partners, LLC and is a member of the investment committee for Draper Fisher Jurvetson ePlanet Ventures, L.P., and shares voting and dispositive power with respect to all shares held by such entities.

(3) Consists of 1,000,000 shares held by Draper Fisher Jurvetson ePlanet Ventures, L.P. Mr. Jamal, a director of our company, is a member of the investment committee for Draper Fisher Jurvetson ePlanet Ventures, L.P.

(4) Consists of 681,575 Series B shares, 639,869 Series C shares, 274,784 Series D shares and 59,937 Series E shares purchased by Sevin Rosen Fund V L.P., 29,139 Series B shares, 27,356 Series C shares, 11,748 Series D shares and 2,562 Series E shares purchased by Sevin Rosen V Affiliates Fund L.P. and 3,571 Series B shares and 2,007 Series C shares purchased by Sevin Rosen Bayless Management Company. Mr. Shrigley, a principal of our company, is an employee of Sevin Rosen Bayless Management Company, the operating management company for each of the Sevin Rosen family of funds and entities. Mr. Shrigley does not have voting or dispositive power with respect to the shares held by such entities.

(5) Consists of 327,680 Series C shares and 164,756 Series D shares purchased by SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability), 21,490 Series D shares and 62,500 Series E shares purchased by SVM Star Ventures Managementgesellschaft mbH Nr. 3, 172,212 Series E shares purchased by SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability) and 73,818 Series C shares and 15,287 Series E shares purchased by SVM Star Ventures Managementgesellschaft mbH Nr. 3 and Co. Beteiligungs KG Nr. 2.

(6) Consists of 838,114 Series D shares, 57,500 Series E shares and 50,000 Series F shares purchased by Excelsior Private Equity Fund II, Inc. Mr. Lindgren, a director of our company, is the Chief Investment Officer of Excelsior Private Equity Fund II, Inc., and shares voting and dispositive power with respect to the shares held by this entity.

   Investors' Rights Agreement. In connection with the issuance and sale of our Series F preferred stock, we entered into an amended and restated Investors' Rights Agreement with all of the holders of our preferred stock and warrants to purchase our preferred stock. Pursuant to this agreement, these holders are provided with registration rights and information rights. See "Description of Capital Stock--Registration Rights." In addition, this agreement provides that in the event we create a separate entity to operate in Europe or Asia and that entity proposes to sell securities for equity financing purposes, we will give Draper Fisher Jurvetson ePlanet Ventures, L.P., referred to as ePlanet, a right of first offer to purchase up to 40% of those shares, subject to various exclusions. ePlanet will be prohibited from owning more than 49% of any such entity. In addition, ePlanet's right will terminate upon the earliest to occur of an initial public offering of the foreign entity, a sale of all or substantially all of the assets of the foreign entity, a merger or other series of transactions in which the holders of the capital stock of the foreign entity immediately prior to the transaction cease to own more than 50% of the voting power of the foreign entity or ePlanet ceases to own more than 40% of the common stock issuable upon conversion of the Series F preferred stock purchased from us by ePlanet in December 1999. ePlanet's right will also terminate upon the sale of all or substantially all of the assets of ReleaseNow.com or a merger or other series of transactions in which our stockholders immediately prior to the transaction cease to own more than 50% of our voting power.

   Indemnification Agreements. We have entered into indemnification agreements with our officers and directors and their related funds containing provisions which may require us, among other things, to indemnify our officers and directors and their related funds against certain liabilities that may arise by reason of their status or service as officers or directors or deemed controlling persons (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses, including tax payments, incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to execute such agreements with our future directors and executive officers. See "Management--Limitation of Liability and Indemnification Matters."

   Employment Agreements. We have entered into employment agreements and option acceleration agreements with each of Eric J. Holstege, Michael J. Maulick, Frank D. Maylett, Carolyn A. Rogers, David A. Roman and Joan P. Walsh. For more information on these agreements, see "Management--Employment Agreements and Change of Control Arrangements."

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

   We have permitted each of our executive officers and certain other employees the ability to exercise their stock options prior to vesting in the underlying shares. All such exercises are subject, if not otherwise accelerated, to repurchase at cost upon an employee's termination of providing us services.

   Promissory Notes. In June 1999 and February 2000, we entered into notes with some of our executive officers and our Chairman of the Board to allow them to exercise options and purchase shares of our common stock in the following amounts with the current values based on a price per share of $15.00 representing the midpoint of the filing range:

   June 1999
   ---------
                                                             Number    Current
                                                    Note    of Shares  Value of
   Officer Name                                    Amount   Purchased   Shares
   ------------                                  ---------- --------- ----------
   Eric J. Holstege............................. $1,008,408  253,885  $3,808,275
   Michael J. Maulick...........................  1,750,000  350,000   5,250,000
   Carolyn A. Rogers............................  1,378,170  345,597   5,183,955
   David A. Roman...............................    151,191   37,500     562,500
   Joan P. Walsh................................    236,792   62,500     937,500

   February 2000
   -------------
                                                             Number    Current
                                                    Note    of Shares  Value of
   Officer Name                                    Amount   Purchased   Shares
   ------------                                  ---------- --------- ----------
   Michael J. Maulick...........................  1,080,000  100,000  $1,500,000
   Frank D. Maylett.............................    597,319   67,500   1,012,500
   David A. Roman...............................  1,645,751  212,500   3,187,500

   Each note is secured by a pledge of the stock purchased with the proceeds of the note, and the shares so purchased may not be transferred until released from the pledge. In connection with Ms. Rogers' appointment as Chairman of the Board in November 1999, we amended her note to provide that it will become immediately due and payable one year after the earliest to occur of the end of her employment with us, our initial public offering or our acquisition by another company. The June 1999 and February 2000 notes accrue interest at a rate of 5.37% and 6.56% per annum, respectively, compounded annually. All of the notes become payable in one lump sum in June 2004 and February 2005, respectively. In addition, all of the notes are subject to acceleration in the event the maker:

  .  fails to pay principal or interest when due;

  . ceases employment with us, except that Ms. Rogers' repayment terms in such event are extended as described above; or

  .  becomes insolvent.

   All of the notes accelerate one year after the date we or substantially all of our assets are acquired, subject to a reduced time frame in the event of a pooling acquisition.

   The holders of common stock issued upon conversion of our preferred stock upon consummation of this offering and the holders of warrants are entitled to registration rights. See "Description of Capital Stock--Registration Rights" for more information on these registration rights.

                              RECENT DEVELOPMENTS

The Get Software Asset Acquisition

   On February 18, 2000, we acquired substantially all of the assets of Get Software.com, a partnership that provides international and domestic end-users the ability to electronically purchase, register, upgrade and download software from publishers registered with Get Software within a secure online environment. The total consideration of approximately $3,012,000 consisted of 174,321 shares of our common stock with an estimated fair value of $2,440,000, $496,000 in cash and an estimated $76,000 in acquisition costs. In addition, we are obligated to pay an additional $200,000 over calendar year 2000 if the acquired business meets predetermined revenue goals. Upon completion of the offering, the shares of our common stock issued and reserved for issuance in connection with the asset acquisition will constitute approximately 1.14% of our common stock. To secure the indemnification obligations under the asset purchase agreement, 27,778 of the shares of our common stock issued to Get Software are being held in escrow until August 18, 2001. In connection with the Get Software asset acquisition, each of the partners of Get Software entered into a non-competition agreement with us.

Recent Option Grants

   In January 1999 and February 1999, we granted options to purchase our common stock and direct stock issuances to employees and consultants as follows:

  . in January, 100,000 shares subject to options with four year vesting and 7,500 shares subject to a fully-vested direct stock issuance; and

  . in February, 412,250 shares subject to four year vesting and 17,500 shares subject to fully-vested direct stock issuance.

   Deferred compensation associated with these options is approximately $1.8 million. This amount will be amortized to expense on an accelerated basis over the vesting periods of the applicable grants, generally four years.

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

                             PRINCIPAL STOCKHOLDERS

   The following table indicates beneficial ownership of our common stock as of February 29, 2000, assuming the conversion of preferred stock, by:

  . each stockholder whom we know to beneficially own 5% or more of our outstanding common stock;

  .  each of our directors and the named executive officers; and

  .  all of our current directors and executive officers as a group.

   Unless otherwise indicated, the address of each beneficial owner listed below is c/o ReleaseNow.com Corporation, 990 Commercial Street, San Carlos, California, 94070. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or dispositive power with respect to securities. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and dispositive power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. The percentage of shares beneficially owned is based on 11,976,814 shares of common stock outstanding as of February 29, 2000 and 15,226,814 shares of common stock outstanding after the completion of this offering. In computing the number of shares of common stock beneficially owned by a person and their percentage ownership, options held by that person that are currently exercisable or exercisable within 60 days of February 29, 2000 are deemed to be outstanding. These option shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other stockholder.

                                                                Percentage of
                                                                   Shares
                                                                Beneficially
                                                  Number of         Owned
                                                    Shares    -----------------
                                                 Beneficially  Before   After
Name or Group of Beneficial Owners                  Owned     Offering Offering
-----------------------------------------------  ------------ -------- --------
Draper Fisher Jurvetson funds (1)..............   2,462,799     20.6%    16.2%
 400 Seaport Court, Suite 250
 Redwood City, CA 94063
Sevin Rosen funds (2)..........................   1,792,548     15.0     11.8
 550 Lytton Avenue
 Palo Alto, CA 94301
Excelsior Private Equity Fund II, Inc. (3).....     945,614      7.9      6.2
 c/o U.S. Trust Corporation
 114 West 47th Street
 New York, NY 10036
Star Ventures funds (4)........................     837,743      7.0      5.5
 Possartstr 9
 81679 Munchen Germany
Steven T. Jurvetson (1)........................   2,462,799     20.6     16.2
David Shrigley (2).............................   1,792,548     15.0     11.8
Asad Jamal (5).................................   1,000,000      8.4      6.6
Douglas A. Lindgren (3)........................     945,614      7.9      6.2
Michael J. Maulick (6).........................     452,500      3.8      3.0
Carolyn A. Rogers (7)..........................     341,597      2.9      2.2
Clydene Bultman................................          --       --       --
Eric J. Holstege (8)...........................     258,885      2.2      1.7
David A. Roman (9).............................     250,000      2.1      1.6
Joan P. Walsh (10).............................     235,000      1.9      1.5
Frank D. Maylett (11)..........................     112,500        *        *
Michael Vanneman (12)..........................      42,841        *        *
All current directors and executive officers as
 a group (11 persons) (13).....................   6,851,443     56.2     43.7

--------
  *  Represents beneficial ownership of less than 1% of our common stock.

 (1) Consists of 1,373,570 shares held by Draper Fisher Associates Fund III, L.P. and 89,229 shares held by Draper Fisher Partners, LLC and 1,000,000 shares held by Draper Fisher Jurvetson ePlanet Ventures, L.P. Mr. Jurvetson, a director of our company, is a managing director of each of Draper Fisher Associates Fund III, L.P. and Draper Fisher Partners, LLC and is a member of the investment committee for Draper Fisher Jurvetson ePlanet Ventures, L.P., shares voting and dispositive power with respect to the shares held by such entities and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Jamal, a director of our company, is a member of the investment committee for Draper Fisher Jurvetson ePlanet Ventures, L.P., shares voting and dispositive power with respect to these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
 (2) Consists of 1,713,705 shares held by Sevin Rosen Fund V L.P., 73,265 shares held by Sevin Rosen V Affiliates Fund L.P. and 5,578 shares held by Sevin Rosen Bayless Management Company. Mr. Shrigley, a director of our company, is an employee of Sevin Rosen Bayless Management Company, the operating management company for each of the Sevin Rosen funds and entities. Mr. Shrigley does not have voting and dispositive power with respect to the shares held by these entities.
 (3) Consists of 945,614 shares held by Excelsior Private Equity Fund II, Inc., for which Mr. Lindgren, a director of our company, serves as Chief Investment Officer. Mr. Lindgren disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
 (4) Consists of 492,436 shares held by SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability), 172,212 shares held by SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), 89,105 shares held by SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr.2, and 83,990 shares held by SVM Star Ventures Managementgesellschaft mbH Nr. 3.
 (5) Consists of 1,000,000 shares held by Draper Fisher Jurvetson ePlanet Ventures L.P. Mr. Jamal, a director of our company, is a member of the investment committee for Draper Fisher Jurvetson ePlanet Ventures, L.P., shares voting and dispositive power with respect to these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (6) Includes 450,000 shares of common stock subject to a right of repurchase held by our company, of which 16,000 shares are held by Mr. Maulick's children. This repurchase right currently lapses with respect to, and Mr. Maulick and his children acquire, a vested interest in 2,083 shares per month, will acquire a vested interest in an additional 87,500 shares on May 27, 2000, and will acquire a vested interest in 9,375 shares per month thereafter, so long as Mr. Maulick continues to provide services to our company.
 (7) Consists of 9,000 shares held by Ms. Rogers' children, and 332,597 held by Ms. Rogers.
 (8) Includes 253,885 shares of common stock subject to a right of repurchase held by our company. This repurchase right has lapsed with respect to and Mr. Holstege has acquired a vested interest in 115,751 shares as of February 29, 2000, and Mr. Holstege will continue to acquire a vested interest in an additional 4,455 shares per month, so long as he continues to provide services to our company. Also includes 5,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2000. These options have a weighted average exercise price of $10.80. These options vest in 48 equal monthly installments.
 (9) Includes 250,000 shares of common stock subject to a right of repurchase held by our company. This repurchase right has lapsed with respect to and Mr. Roman has acquired a vested interest in 42,187 shares as of February 29, 2000, and Mr. Roman will continue to acquire a vested interest in an additional 5,208 shares per month, so long as Mr. Roman continues to provide services to our company.
(10) Includes 62,500 shares of common stock subject to a right of repurchase held by our company. This repurchase right has lapsed with respect to and Ms. Walsh has acquired a vested interest in 30,468 shares as of February 29, 2000, and Ms. Walsh will continue to acquire a vested interest in an additional 2,343 shares per month, so long as Ms. Walsh continues to provide services to our company. Also includes 172,500 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of February 29, 2000. These options have an average weighted exercise price of $8.25. These options vest in 48 equal monthly installments.

(11) Includes 67,500 shares of common stock subject to a right of repurchase held by our company. This repurchase right has lapsed with respect to and Mr. Maylett has acquired a vested interest in 5,208 shares as of February 29, 2000, and Mr. Maylett will continue to acquire a vested interest in 1,302 shares per month, will acquire a vested interest in 1,250 shares on June 16, 2000 and an additional 1,406 per month thereafter, so long as he continues to provide services to our company. Also includes 45,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 29, 2000. These options have an average weighted exercise price of $8.22. These options vest as to 520 shares per month, as to 5,000 shares on June 16, 2000 and an additional 416 per month thereafter.
(12) Mr. Vanneman is no longer an employee as of October 1999.
(13) Includes 1,083,885 shares subject to a right of repurchase held by our company. Also includes 222,500 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of February 29, 2000. These options have an average weighted exercise price of $8.30.

   The total number of outstanding shares used to calculate the percentages in the above table does not include the exercise of the over-allotment option. If the over-allotment option to purchase up to an additional 487,500 shares is exercised in full, the selling stockholder, Matthew Klein, may sell up to 97,500 shares, and we will sell the remaining shares. Mr. Klein beneficially owns 4.3% of our common stock before the offering and upon completion of the sale of the shares subject to the over-allotment option, will beneficially own 2.7% of our common stock. During the past three years Mr. Klein has served as a director, President, acting Chief Executive Officer, Treasurer and Secretary of ReleaseNow.com. He no longer holds any of these positions.

                          DESCRIPTION OF CAPITAL STOCK

General

   The following description of our securities and provisions of our amended and restated certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our restated certificate and bylaws which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part, and to the provisions of Delaware law.

   Upon the closing of this offering and amendment of our restated certificate, our authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.001, and 2,500,000 shares of preferred stock, par value $0.001.

Common Stock

   As of February 29, 2000, there were 11,976,814 shares of common stock outstanding and held of record by 130 stockholders, assuming conversion of all shares of preferred stock into common stock. Based on the number of shares outstanding as of that date and giving effect to the issuance of shares of common stock in this offering, there will be 15,226,814 shares of common stock outstanding upon the closing of the offering, assuming no exercise of outstanding options and warrants.

   Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, upon receipt of payment for the shares, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Preferred Stock

   Upon the closing of this offering, all outstanding shares of our preferred stock will automatically convert into shares of common stock. Pursuant to our restated certificate, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 2,500,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of these series. The board of directors, without further stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of common stockholders, including the loss of voting control to others. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock may have the effect of decreasing the market price of the common stock. Upon the closing of the offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

   As of February 29, 2000, we had warrants outstanding to purchase up to an aggregate of 73,147 shares of our stock, exercisable as follows:

  . up to 21,000 shares of Series A preferred stock at an exercise price of $1.00 per share (as adjusted to reflect a 2-for-1 stock split in June
    1996), which expires on July 31, 2003;

  . up to 35,000 shares of Series B preferred stock at an exercise price of $1.40 per share, which expires on July 31, 2003;

  . up to 6,692 shares of Series C preferred stock at an exercise price of $3.736 per share, which expires on July 10, 2002;

  . up to 6,142 shares of Series D preferred stock at an exercise price of $7.49 per share, which expires on April 16, 2006; and

  . up to 4,313 shares of Series F preferred stock at an exercise price of $8.00 per share, which expires September 9, 2006.

Registration Rights

   We have entered into a registration rights agreement with some of our stockholders. After this offering, based on our capitalization as of February 29, 2000, the holders of approximately 8,562,914 shares of common stock issuable upon conversion of the outstanding preferred stock and issuable upon the exercise of warrants will be entitled to registration rights with respect to their shares. Any group of holders of at least 30% of the securities with registration rights can require us to register all or part of their shares at any time following six months after this offering, so long as certain thresholds are met with respect to the amount of securities to be sold. After we have completed two such registrations we are no longer subject to these demand registration rights. In addition, holders of registrable securities may also require us to include their shares in future registration statements that we file, subject to a cutback at the option of any underwriter of such an offering. Except in the case of our initial public offering, in which a full cutback is permissible, the underwriters must permit holders of registrable securities to sell at least 30% of the shares being offered. Holders of registrable securities may also require us, twice in any 12 month period, to register their shares with the Securities and Exchange Commission. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

   Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeovers or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

   Charter Documents. Provisions of our restated certificate and bylaws may be deemed to have an antitakeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in his best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. Our certificate of incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent. In addition, our certificate of incorporation and bylaws do not permit our stockholders to call a special meeting of stockholders. Only the board of directors is permitted to call a special meeting of stockholders.

   Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of our annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

   Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, stock splits corporate, acquisitions, employee benefit plans and stockholder rights plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

   Classified Board of Directors; Removal. Upon the closing of this offering, our directors will be divided into three classes. The number of directors will be distributed among the three classes so that each class will consist of one-third of the board of directors. The classification of the board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the directors which could have the effect of delaying or preventing a change in control of ReleaseNow.com. Our restated certificate will authorize only the board of directors to fill vacancies, including newly created directorships. Our restated certificate will also provide that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

   Supermajority Vote to Amend Charter and Bylaws. Upon the closing of this offering, our restated certificate and bylaws will each provide that our bylaws may only be amended by a two-thirds vote of the outstanding shares. In addition, our restated certificate will provide specifically that its provisions related to bylaw amendments, staggered board, calling of special meetings of stockholders, procedure for stockholder actions and indemnification may only be amended by a two-thirds vote of the outstanding shares.

Compliance with California law

   We are currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, certain provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. As an example of Section 2115's effects, while we are subject to Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect some members of the board of directors. When we are no longer subject to Section 2115, cumulative voting will not be allowed, unless it is specifically permitted in our certificate of incorporation, and a holder of more than 50% of our voting stock will be able to control the election of all directors. In addition to this difference, Section 2115 has the following additional effects:

  . enables removal of directors with or without cause with majority stockholder approval;

  . places limitations on the distribution of dividends;

  . extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares; and

  . provides for information rights and required filings in the event we effect a sale of assets or complete a merger.

   We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we may have at least 800 stockholders of record by the record date for our

2001 annual meeting of stockholders. If these two conditions occur, then we will no longer be subject to Section 2115 as of the record date for our 2001 annual meeting of stockholders.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Equiserve LLP.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering there has been no public market for our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market following the offering could cause the market price of our common stock to decline and could affect our ability to raise capital on terms favorable to us.

   Upon completion of the offering, based on shares outstanding as of February 29, 2000 and assuming no exercise of outstanding options or warrants after that date, we will have 15,226,814 shares of common stock outstanding. Of this amount, all of the shares offered by this prospectus will be freely tradable, without restrictions, in the public market. The remaining 11,976,814 shares are "restricted" under the Securities Act of 1933, which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or an exemption from registration, such as provided through Rule 144 or Rule 701.

   In addition to the 11,976,814 shares discussed above, as of February 29, 2000, there were outstanding options to purchase 1,083,699 shares of common stock under our stock plans, warrants to purchase 73,147 shares of common stock and 4,200,000 shares that are or, upon effectiveness of our year 2000 equity plans, will be reserved for issuance under our equity plans. At an assumed effective date for this offering of April 15, 2000, 281,918 of the 1,083,699 outstanding option shares will be vested. The shares issuable upon exercise of the options and warrants are also restricted, and may be sold only upon registration under the Securities Act of 1933 or an exemption from registration, such as provided through Rule 144 or Rule 701.

Lock-up Agreements

   The holders of 11,976,814 shares of common stock, the holders of all of the warrants and the holders of options which will be vested 180 days after an assumed effective date of this offering of April 15, 2000 are subject to a 180-day "lock-up" with respect to these shares. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus, even if they are otherwise freely saleable pursuant to Rule 144, Rule 701 or an effective registration statement. Lehman Brothers may, in its sole discretion, waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow one or more stockholders to sell all or any portion of their shares. After the 180-day lock-up period expires, these shares may be sold in accordance with Rule 144, Rule 701 or pursuant to an effective registration statement.

Rule 144

Generally

   In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including the holding period of any prior owner who is not an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the then outstanding shares of our common stock (approximately shares immediately after this offering); or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks preceding the date on which notice of sale is filed with the Securities and Exchange Commission.

   Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current information about us.

Rule 144(k)

   A person who is not an "affiliate" of ours for at least 90 days immediately preceding his or her sale of our stock and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to freely sell these shares under Rule 144(k) without regard to the limitations described above.

Rule 701

   Any of our employees or consultants who purchased shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to resell their Rule 701 shares starting 90 days after the date of this prospectus without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. However, the 180-day lock-up will preclude their sale until the end of the lock-up period. We intend to register these shares on a Form S-8.

Affiliates

   Persons deemed to be our affiliates may rely on Rule 144 to resell their shares but are prohibited from using Rule 144(k). Affiliates may resell their shares under Rule 701 beginning 90 days after the date of this prospectus by complying with all aspects of Rule 144 except the holding period requirement. However, the 180-day lock-up will preclude affiliates' resales until the end of the lock-up period.

Registration Rights

   We are bound by a registration rights agreement, pursuant to which the holders of up to 8,489,767 shares outstanding as of February 29, 2000 and 73,147 shares subject to warrants held by Venture Lending & Leasing Inc., Imperial Bank and Comdisco, Inc. may require us to register their shares. Of these, excluding the warrant shares which are discussed below, all but 3,524,996 shares are freely saleable immediately upon completion of the offering without exercising these registration rights, subject to the requirements of Rule 144, including manner of sale and volume limitations. In addition, following this offering, we intend to register all outstanding option shares, whether vested or unvested, plus an additional 4,200,000 shares that are or, upon effectiveness of the offering, will be reserved for issuance under our equity and employee stock purchase plans. Upon effectiveness of that registration statement, the vested option shares will be freely tradable in the public market. If the warrantholders net-exercise their shares, which is the process of using the gain in value of the underlying common stock to pay for the exercise of the warrants and thus reducing the number of shares received upon exercise, the acquired shares would be freely saleable immediately upon completion of the offering. If the warrantholders do not net-exercise, their shares would not be freely saleable under Rule 144. However, as discussed above, the holders of the warrants are entitled to require us to register the shares underlying the warrants pursuant to the registration rights agreement. See "Capital Stock--Registration Rights."

Application of Rules

   Pursuant to one or more of the above rules, the following securities outstanding as of February 29, 2000 will be freely saleable upon expiration of the 180-day lock-up period:

   .8,976,272 shares of common stock;

  . 73,147 shares of common stock issuable upon the exercise of warrants held by Venture Lending & Leasing, Inc., Imperial Bank and Comdisco, Inc., assuming the warrantholders net-exercise the warrants, and subject to reduction by the numbers of shares used as the exercise price; and

  . 281,918 shares of common stock issuable upon the exercise of stock options which are vested 180 days after an assumed effective date for this offering of April 15, 2000.

   Of the remaining 3,000,542 shares of common stock outstanding as of February 29, 2000, 801,222 are subject to vesting and repurchase by us and therefore are not permitted to be sold until vested, 1,200,000 will be eligible for sale pursuant to Rule 144 as of December 30, 2000, 824,999 will be eligible for sale pursuant to Rule 144 as of January 19, 2001 and 174,321 will be eligible for sale pursuant to Rule 144 as of February 18, 2001.

   If there were no lock-up agreements or the underwriters chose to waive the restrictions in all of the lock-up agreements, 6,254,177 of the shares outstanding as of February 29, 2000 would be immediately eligible for sale into the public markets, subject to the requirements of Rule 144, including manner of sale and share volume limitations.

                                  UNDERWRITING

   Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., CIBC World Markets Corp. and Wit SoundView Corporation are acting as representatives, have each agreed to purchase from us and the selling stockholder the respective number of shares of common stock shown opposite its name below:

   Underwriters                                                 Number of Shares
   ------------                                                 ----------------
   Lehman Brothers Inc.........................................
   CIBC World Markets Corp.....................................
   Wit SoundView Corporation...................................
                                                                      ----
     Total.....................................................
                                                                      ====

   The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

   The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling concession not
in excess of $     per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $     per share to brokers and dealers.
After the offering, the underwriters may change the offering price and other selling terms.

   We and the selling stockholder have granted to the underwriters an option to purchase up to a total of 487,500 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment, as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. The underwriting fee is expected to be approximately 7% of the public offering price. The underwriting fee amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                              Paid by the
                              Paid by ReleaseNow.com      Selling Stockholder
                             ------------------------- -------------------------
                             No Exercise Full Exercise No Exercise Full Exercise
                             ----------- ------------- ----------- -------------
   Per share................   $             $            $            $
   Total....................   $             $            $            $

   We will pay the expenses of the offering on behalf of the selling stockholder, excluding underwriting discounts and commissions. We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,400,000.

   We and the selling stockholder have agreed that, without the prior consent of Lehman Brothers, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 180 days from the date of this prospectus, except that we may, without their consent, grant options and sell shares under our incentive and purchase plans, although the shares may not be resold in the public market during the lock-up period. All of our executive officers, directors and stockholders holding all of the shares of our capital stock, including all of the holders of the preferred stock and the warrants, have agreed under lock-up agreements that, without prior written consent, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 180 days after the date of this prospectus. Lehman Brothers may, in its sole discretion, waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow one or more stockholders to sell all or any portion of their shares. See "Shares Eligible for Future Sale."

   Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives will primarily consider, among other things and in addition to prevailing market conditions:

  . our historical performance and capital structure;

  . estimates of our business potential and earning prospects;

  . an overall assessment of our management; and

  . the consideration of the above factors in relation to market valuations of companies in related businesses.

   Application will be made to have our common stock approved for quotation on the Nasdaq National Market under the symbol "RNOW."

   We and the selling stockholder have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

   Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

   The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

   The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering.

   In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the securities by purchasers in an offering.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

   Wit Soundview Corporation intends to distribute shares electronically by use of a prospectus in electronic format that will be made available on an Internet Web site maintained by Wit SoundView Corporation's affiliate, Wit Capital Corporation.

   Entities affiliated with Draper Fisher Jurvetson, a stockholder of ReleaseNow.com, are stockholders of Wit Capital Group, Inc. Other than this relationship and its participation in this offering, Wit Capital Group, Inc. has no relationship with ReleaseNow.com or any of its founders or significant stockholders.

   Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution through the Internet, intranet and other proprietary electronic technology. A prospectus in electronic format is being made available on an Internet Web site maintained by Fidelity Capital Markets.

   Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

   Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

   The representatives have informed us that they do not intend to confirm the sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority in excess of 5% of the shares offered by them.

   At our request, the underwriters have reserved up to 350,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. Business associates include individuals who work for entities that provide us with services or consulting expertise. These shares will not be subject to the 180-day lock-up agreement. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

   Certain legal matters with respect to the legality of the issuance of the shares of common stock offered hereby will be passed upon for ReleaseNow.com by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of the date of this prospectus, attorneys employed by Brobeck, Phleger & Harrison LLP and funds associated with the firm beneficially own an aggregate of 88,572 shares of our common stock. Pillsbury Madison & Sutro LLP, Palo Alto, California, is acting as counsel for the underwriters in connection with various legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS

   The financial statements of ReleaseNow.com as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares to be sold in the offering. This prospectus, which is a part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to ReleaseNow.com and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. However, statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. As a result, you should refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

   You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings with the Securities and Exchange Commission, including the registration statement, are also available to you without charge on their Web site (http://www.sec.gov).

   This prospectus contains statistical data regarding Internet usage and other industry estimates that we obtained from industry publications, including reports generated by the International Data Corporation and The Gartner Group. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but we do not guarantee the accuracy and completeness of their information and we have not independently verified their data.

                           RELEASENOW.COM CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Balance Sheet................................................. F-3

Consolidated Statement of Operations....................................... F-4

Consolidated Statement of Stockholders' Equity............................. F-5

Consolidated Statement of Cash Flows....................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                           RELEASENOW.COM CORPORATION

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ReleaseNow.com Corporation

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of ReleaseNow.com at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
January 21, 2000, except as to
 Note 12 which is as of
 February 29, 2000

                           RELEASENOW.COM CORPORATION

                           CONSOLIDATED BALANCE SHEET
                (in thousands, except share and per share data)

                                                                    Pro Forma
                                                                  Stockholder's
                                                December 31,        Equity at
                                              ------------------  December 31,
                                                1998      1999        1999
                                              --------  --------  -------------
                                                                   (unaudited)
Assets
Current Assets:
 Cash and cash equivalents................... $  3,198  $ 14,435
 Accounts receivable, net of allowance of $72
  and $89, respectively......................      102       153
 Short-term investments......................    2,100     2,200
 Other current assets........................      208       365
                                              --------  --------
  Total current assets.......................    5,608    17,153
                                              --------  --------
Property and equipment, net..................    1,858     2,999
Acquired technology, net.....................       --       928
Other non-current assets.....................      294       769
                                              --------  --------
                                              $  7,760  $ 21,849
                                              ========  ========
Liabilities and Stockholders' Equity
Current Liabilities:
 Accounts payable............................ $  1,662  $  3,440
 Accrued liabilities.........................      490     1,676
 Equipment loan, current.....................      205        58
 Note payable, current.......................      150       160
 Capital lease obligation, current...........       --       291
                                              --------  --------
  Total current liabilities..................    2,507     5,625
Equipment loan...............................       58        --
Note payable.................................      342       182
Capital lease obligation.....................       --       679
                                              --------  --------
                                                 2,907     6,486
                                              --------  --------
Commitments (Note 13)

Stockholders' equity:
 Convertible preferred stock, issuable in
  series, $0.001 par value; 8,854,828 shares
  authorized; 4,964,771 and 7,664,768 shares
  issued and outstanding, respectively,
  actual; 2,500,000 shares authorized, no
  shares issued and outstanding, pro forma...        5         8    $     --
 Common Stock, $0.001 par value; 16,145,172
  shares authorized, actual; 1,136,229 and
  2,748,734 shares issued and outstanding,
  respectively, actual; 50,000,000 shares
  authorized, 10,413,502 shares issued and
  outstanding, pro forma (unaudited).........        1         2          10
 Additional paid-in capital..................   19,811    56,809      56,809
 Employee notes receivable...................       --    (5,283)     (5,283)
 Unearned stock compensation.................   (1,885)   (3,740)     (3,740)
 Accumulated deficit.........................  (13,079)  (32,433)    (32,433)
                                              --------  --------    --------
  Total stockholders' equity.................    4,853    15,363    $ 15,363
                                              ========  ========    ========
                                              $  7,760  $ 21,849
                                              ========  ========

   The accompanying notes are an integral part of these financial statements.

                           RELEASENOW.COM CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (in thousands, except share and per share data)

                                                    Year Ended December 31,
                                                   ---------------------------
                                                    1997     1998      1999
                                                   -------  -------  ---------
Net revenues...................................... $ 2,349  $ 6,573  $  12,749
Cost of net revenues..............................  (1,899)  (5,882)   (11,083)
                                                   -------  -------  ---------
Gross profit......................................     450      691      1,666

Operating expenses:
 Sales and marketing (exclusive of non-cash stock-
  based compensation of $0 in 1997, $42 in 1998
  and $677 in 1999)...............................   1,685    3,802      7,574
 Product development and operations (exclusive of
  non-cash stock-based compensation of $0 in 1997,
  $89 in 1998 and $700 in 1999)...................   1,305    3,216      5,946
 General and administrative (exclusive of non-cash
  stock-based compensation of $45 in 1997, $58 in
  1998 and $3,122 in 1999)........................   1,049    1,432      2,902
 Stock compensation expense.......................      45      189      4,499
 Amortization of acquired technology..............      --       --        382
                                                   -------  -------  ---------
  Total operating expenses........................   4,084    8,639     21,303
                                                   -------  -------  ---------
Loss from operations..............................  (3,634)  (7,948)   (19,637)
Interest income...................................      85      230        453
Interest expense..................................     (76)     (60)      (170)
Other loss........................................      --      (78)        --
                                                   -------  -------  ---------
Net loss..........................................  (3,625)  (7,856)   (19,354)
Deemed preferred stock dividend...................      --       --     (3,840)
                                                   -------  -------  ---------
Net loss available to common stockholders......... $(3,625) $(7,856) $ (23,194)
                                                   =======  =======  =========
Net loss per share available to common
 stockholders:
 Basic and diluted................................ $ (5.66) $ (7.92) $  (15.96)
                                                   =======  =======  =========
 Weighted average shares.......................... 639,908  991,526  1,453,631
                                                   =======  =======  =========
Pro forma net loss per share available to common
 stockholders:
 Basic and diluted (unaudited)....................                   $   (2.64)
                                                                     =========
 Weighted average shares (unaudited)..............                   7,329,908
                                                                     =========


   The accompanying notes are an integral part of these financial statements.

                           RELEASENOW.COM CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                (in thousands, except share and per share data)

                            Convertible
                          Preferred Stock    Common Stock               Additional   Unearned                   Total
                          ---------------- -----------------    Note     Paid-In      Stock     Accumulated Stockholders'
                           Shares   Amount  Shares    Amount Receivable  Capital   Compensation   Deficit      Equity
                          --------- ------ ---------  ------ ---------- ---------- ------------ ----------- -------------
Balance at December 31,
 1996...................  2,101,424  $ 2   1,002,500   $ 1    $    --    $ 2,503     $    --     $ (1,598)    $    908
Issuance of common stock
 subject to repurchase..         --   --     379,993    --        (51)        53          --           --            2
Issuance of common stock
 pursuant to exercise of
 stock options..........         --   --       9,583    --         --          1          --           --            1
Repurchase of common
 stock..................         --   --    (309,933)              51        (43)         --           --            8
Stock compensation
 expense................         --   --          --    --         --         35          --           --           35
Issuance of Series C
 convertible preferred
 stock at $3.736 per
 share..................  1,472,227    2          --    --         --      5,482          --           --        5,484
Issuance of Series C
 warrants...............         --   --          --    --         --         13          --           --           13
Net loss................         --   --          --    --         --         --          --       (3,625)      (3,625)
                          ---------  ---   ---------   ---    -------    -------     -------     --------     --------
Balance at December 31,
 1997...................  3,573,651    4   1,082,143     1         --      8,044          --       (5,223)       2,826
Issuance of common stock
 subject to repurchase..         --   --       8,200    --         --          3          --           --            3
Issuance of common stock
 pursuant to exercise of
 stock options..........         --   --      45,885    --         --          6          --           --            6
Repurchase of common
 stock..................         --   --          --    --         --         --          --           --           --
Issuance of Series D
 convertible preferred
 stock at $6.98 per
 share..................  1,391,120    1          --    --         --      9,684          --           --        9,685
Unearned stock
 compensation...........         --   --          --    --         --      2,074      (2,074)          --           --
Amortization of unearned
 stock compensation.....         --   --          --    --         --         --         189           --          189
Net loss................         --   --          --    --         --         --          --       (7,856)      (7,856)
                          ---------  ---   ---------   ---    -------    -------     -------     --------     --------
Balance at December 31,
 1998...................  4,964,771    5   1,136,228     1         --     19,811      (1,885)     (13,079)       4,853
Issuance of common stock
 subject to repurchase..         --   --   1,259,447     1     (5,321)     5,320          --           --           --
Stock compensation
 expense................         --   --          --    --                 2,313          --           --        2,313
Issuance of common stock
 pursuant to exercise of
 stock options..........         --   --     203,059    --         --        127          --           --          127
Repayments of
 stockholder notes
 receivable.............         --   --          --    --         38         --          --           --           38
Issuance of Series E
 convertible preferred
 stock at $8.00 per
 share..................  1,499,997    2          --    --         --     11,930          --           --       11,932
Issuance of Series F
 convertible preferred
 stock at $10.00 per
 share..................  1,200,000    1          --    --         --     11,999          --           --       12,000
Issuance of Series D
 warrants...............         --   --          --    --         --         38          --           --           38
Issuance of Series F
 warrants...............         --   --          --    --         --         30          --           --           30
Issuance of common stock
 in conjunction with the
 purchase of Client
 Server Designs.........         --   --     150,000    --         --      1,200          --           --        1,200
Allocation of discount
 on preferred stock.....         --   --          --    --         --      3,840          --           --        3,840
Deemed preferred stock
 dividend...............         --   --          --    --         --     (3,840)         --           --       (3,840)
Unearned stock
 compensation...........         --   --          --    --         --      4,041      (4,041)          --           --
Amortization of unearned
 stock compensation.....         --   --          --    --         --         --       2,186           --        2,186
Net loss................         --   --          --    --         --         --          --      (19,354)     (19,354)
                          ---------  ---   ---------   ---    -------    -------     -------     --------     --------
Balance at December 31,
 1999...................  7,664,768  $ 8   2,748,734   $ 2    $(5,283)   $56,809     $(3,740)    $(32,433)    $ 15,363
                          =========  ===   =========   ===    =======    =======     =======     ========     ========

   The accompanying notes are an integral part of these financial statements.

                           RELEASENOW.COM CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                     Year Ended December 31,
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
Cash flows from operating activities:
 Net loss..........................................  $(3,625) $(7,856) $(19,354)
 Adjustments to reconcile net loss to net cash used
  in operating activities:
  Allowance for doubtful accounts..................       --       72        17
  Loss on abandonment of fixed asset...............       --       78        --
  Depreciation and amortization....................      188      549     1,592
  Warrant expenses.................................       13       --        68
  Stock compensation expense.......................       45      189     4,499
  Changes in assets and liabilities, excluding
   effect of acquisition:
  Accounts receivable..............................     (122)     (26)      (68)
  Other current assets.............................      165     (174)     (157)
  Other assets.....................................     (120)    (175)     (147)
  Accounts payable.................................      310    1,193     1,778
  Accrued liabilities..............................      247      231       858
                                                     -------  -------  --------
  Net cash used in operating activities............   (2,899)  (5,919)  (10,914)
                                                     -------  -------  --------
Cash flows from investing activities:
 Purchase of short-term investments................       --   (2,100)   (2,200)
 Sale of short-term investments....................       --       --     2,100
 Purchase of property and equipment, net...........     (979)  (1,486)   (2,278)
 Cash used in acquisition of Client Server Designs,
  Inc..............................................       --       --      (183)
                                                     -------  -------  --------
  Net cash used in investing activities............     (979)  (3,586)   (2,561)
                                                     -------  -------  --------
Cash flows from financing activities:
 Proceeds from issuance of convertible preferred
  stock, net of issuance costs.....................    5,484    9,685    23,932
 Proceeds from (repayment of) related party note
  payable..........................................      (13)     (35)       --
 Proceeds from equipment loan......................      398       --        --
 Repayment of equipment loan.......................     (151)    (212)     (205)
 Proceeds from notes payable.......................       --      492        --
 Repayment of notes payable........................       --       --     (150)
 Proceeds from line of credit......................      300       --        --
 Repayments on line of credit......................     (300)      --        --
 Proceeds from capital leases......................       --       --     1,089
 Repayment of capital lease obligations............       --       --      (119)
 Repayment of stockholder notes....................       --       --        38
 Proceeds from issuance of common stock............       --       --       127
                                                     -------  -------  --------
  Net cash provided by financing activities........    5,718    9,930    24,712
                                                     -------  -------  --------
 Increase in cash and cash equivalents.............    1,840      425    11,237
 Cash and cash equivalents at beginning of period..      933    2,773     3,198
                                                     -------  -------  --------
 Cash and cash equivalents at end of period........  $ 2,773  $ 3,198  $ 14,435
                                                     =======  =======  ========
Supplemental cash flow information:
 Cash paid for interest............................  $    43  $    35  $    118
Supplemental disclosure on non-cash investing and
 financing activities:
 Issuance of restricted common stock in exchange
  for services.....................................  $     2  $    --        --
 Issuance of restricted common stock pursuant to
  the exercise of options in exchange for note
  receivable.......................................  $    51  $    --  $  5,210
 Repurchase of restricted common stock pursuant to
  cancellation of note receivable..................  $   (42) $    --  $     --
 Issuance of common stock pursuant to the exercise
  of options in exchange for employee receivable...  $    --  $     9  $    111
 Issuance of employee receivable to employees for
  taxable stock compensation.......................  $    --  $    --  $    328
 Issuance of common stock for acquisition of Client
  Server Designs, Inc..............................  $    --  $    --  $  1,200


   The accompanying notes are an integral part of these financial statements.

                           RELEASENOW.COM CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

   ReleaseNow.com Corporation (the "Company") has developed an e-commerce infrastructure which is used to market, sell and deliver software and other digital goods over the Internet. The Company also builds, hosts and manages the e-commerce portion of its customers' web sites. Currently, the Company generates revenue primarily from the sale of third-party software. The Company was incorporated in Delaware in March 1994.

Principles of consolidated and basis of presentation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, ReleaseNow.com Canada, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates include the allowance for doubtful accounts, the economic life of the intangible assets, the valuation of deferred tax assets and the value of the Company's common stock. Actual results could differ from those estimates.

Revenue recognition

   The Company derives its revenue primarily from sales of third-party software and conducts its operations in two primary business models, either the "principal sales" model or the "agent sales" model.

Principal Sales

   When the Company acts as the principal in a transaction, the software publisher grants the Company a license to distribute one or more of the publisher's software products. The Company is responsible for setting the price of the software, processing the order, performing credit card authorization procedures, delivering the software product and collecting the proceeds from the transaction. The Company also assumes credit risk with respect to the end-user and is responsible for returns. The Company recognizes the full sale amount as revenue upon the electronic delivery of the software. Under the principal sales model, the Company is contractually obligated to pay to the software publisher a specified percentage of the full sales amount as a royalty payment. The amount payable to the software publisher is recorded as cost of net revenues. The Company provides for estimated returns at the time of delivery based upon historical data.

Agent Sales

   When the Company acts as an agent in a transaction, the Company's role is limited to processing information on behalf of the software publisher. The Company provides the software publisher with its encrypted technology, provides customer service and help functions and processes returns. Proceeds from the transactions are collected directly by the software publisher. Under the agent sales model, the software

                          RELEASENOW.COM CORPORATION
publisher bears all the risks of rewards and ownership. The Company recognizes the processing fee received for services rendered as revenue upon electronic delivery of the software products. Net processing revenue has not been significant to date.

Cash and cash equivalents

   All highly liquid investments with a maturity of three months or less from their date of purchase are considered to be cash equivalents.

Restricted cash

   At December 31, 1999, the Company had a cash balance totaling $382,000 in the form of certificates of deposit which were restricted from withdrawal. An amount of $132,000 served as collateral to letters issued by the bank to the Company's lessors as security deposits on long term leases and is included in other non-current assets. The remaining $250,000 was held by the bank to serve as collateral for charge-backs to the Company's merchant account, and is included in cash and cash equivalents.

Short-term investments

   The Company's short-term investments consist of debt securities with maturities greater than three months at the time of issuance. The Company classifies all short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Accordingly, the Company's short-term investments are carried at fair value as of the balance sheet date. Unrealized gains and losses are reported net of related taxes as a separate component of stockholder's equity. Additionally, the cost of securities to be sold is based upon the specific identification method. At December 31, 1998 and 1999, amortized cost approximated fair value and unrealized gains and losses were insignificant.

   The portfolio of short-term investments (including cash and cash equivalents) consisted of the following:

                                                                  December 31,
                                                                 --------------
                                                                  1998   1999
                                                                 ------ -------
                                                                 (in thousands)
   Cash......................................................... $  400 $    22
   Money market and money funds.................................  1,548  14,163
   Certificates of deposits.....................................     --     250
   Commercial paper.............................................  1,250      --
   Bonds........................................................  2,100   2,200
                                                                 ------ -------
                                                                 $5,298 $16,635
                                                                 ====== =======

Concentration of credit risk

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, accounts receivable and short-term investments. The Company's cash and cash equivalents are invested in high credit quality financial institutions. The Company's accounts receivable are primarily derived from software sales from customers located in the United States, Canada and Europe. International sales accounted for approximately 40% and 39% of total net revenues for the years ended December 31, 1998 and 1999, respectively. The Company maintains reserves for potential credit losses; historically such losses have not been significant and within management's expectations.

                           RELEASENOW.COM CORPORATION

   The following table summarizes the revenue from customers in excess of 10% of total revenue:

                                                                   December 31,
                                                                  ----------------
                                                                  1997  1998  1999
                                                                  ----  ----  ----
   Company A.....................................................  20%   10%   --
   Company B.....................................................  17%   --    --
   Company C.....................................................  --    34%   57%
   Company D.....................................................  --    11%   --
   Company E.....................................................  --    --    16%

   At December 31, 1998, one customer represented 21% of gross accounts receivable. At December 31, 1999, one customer represented 16% of gross accounts receivable.

Fair value of financial instruments

   The Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The equipment loan and notes payable are also carried at cost which approximates their fair value as the implicit rates for these instruments approximate prevailing market rates.

Advertising costs

   Advertising costs are recorded as an expense when incurred. The following table sets forth advertising costs:

                                                                   December 31,
                                                                  --------------
                                                                  1997 1998 1999
                                                                  ---- ---- ----
                                                                  (in thousands)
Advertising costs................................................ $206 $203 $323

Product development and operations

   Product development and operations expenses include expenses incurred to develop, enhance, manage, monitor and operate the Company's electronic software distribution systems. Effective January 1, 1999, the Company adopted the provisions of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). In accordance with SOP No. 98-1, the costs to develop and enhance the Company's electronic distribution systems incurred during the preliminary project stage and the post implementation stage are expensed as incurred. Costs incurred during the application and development stage, such as costs incurred in connection with software configuration, development of interfaces, coding and testing are capitalized and amortized on a straight-line basis-line over the estimated periods of benefit, which is 2 years.

Property and equipment

   Property and equipment including leasehold improvements, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the lease term of the respective asset, whichever is shorter.

                           RELEASENOW.COM CORPORATION

Intangible assets

   Intangible assets resulting from the acquisition of Client Server Designs, Inc. ("CSD") were estimated by management to be primarily associated with the acquired technology (see Note 2). The recorded acquired technology is amortized on a straight-line basis over the estimated periods of benefit, which is 2 years.

Impairment of long-lived assets

   The Company continually monitors events and changes in circumstance that could indicate that the carrying balances of long-lived assets, including intangible assets, may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Stock-based compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," ("FIN No. 28") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 9. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services" ("EITF 96-8").

Stock split

   In December 1996, the Board of Directors authorized a two-for-one share split of the Company's common stock and preferred stock. All references in the consolidated financial statements to the number of shares and per share amounts of the Company's common stock and preferred stock have been retroactively restated to reflect the increased number of common stock and preferred stock.

Pro forma stockholders' equity (unaudited)

   Upon consummation of the offering, the conversion rate for all outstanding shares of Series A, Series B, Series C, Series D, Series E and Series F preferred stock will be a ratio of one share of common stock for each share of preferred stock. Simultaneously, the shares of preferred stock will convert into shares of common stock at such one-for-one conversion rate. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma Stockholders' Equity at December 31, 1999.

                           RELEASENOW.COM CORPORATION

Net loss per share

   The Company computes net loss per share available to common stockholders in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per share available to common stockholders is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. The calculation of diluted net loss per share available to common stockholders excludes potential common stock if the effect is anti-dilutive. Potential common shares are comprised of unvested restricted common stock, incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock. For the year ended December 31, 1999, net loss per share available to common stockholders includes a charge of $3,840,000 to reflect the deemed preferred stock dividend recorded in connection with the Series F financing.

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except share and per share data);

                                                      December 31,
                                             --------------------------------
                                               1997       1998        1999
                                             ---------  ---------  ----------
Numerator
 Net loss................................... $  (3,625) $  (7,856) $  (19,354)
 Deemed preferred stock dividend............        --         --      (3,840)
                                             ---------  ---------  ----------
 Net loss available to common stockholders.. $  (3,625) $  (7,856) $  (23,194)


Denominator
 Weighted average shares.................... 1,287,993  1,100,066   1,988,466
 Weighted average unvested common shares
  subject to repurchase.....................  (648,085)  (108,540)   (534,835)
                                             ---------  ---------  ----------
Denominator for basic and diluted
 calculation................................   639,908    991,526   1,453,631
                                             =========  =========  ==========
Net loss per share available to common
 stockholders basic and diluted............. $   (5.66) $   (7.92) $   (15.96)
                                             =========  =========  ==========

   The following table sets forth common stock equivalents that are not included in the diluted net loss per share calculation above because to do so would be antidilutive for the periods below:

                                                         December 31,
                                                 -----------------------------
                                                   1997      1998      1999
                                                 --------- --------- ---------
Weighted average effect of common stock
 equivalents:
 Unvested common stock subject to repurchase....   648,085   108,540   534,835
 Options outstanding............................   306,021   645,988 1,215,938
 Shares resulting from the conversion of the
  Series A convertible preferred stock.......... 1,000,000 1,000,000 1,000,000
  Series B convertible preferred stock.......... 1,101,424 1,101,424 1,101,424
  Series C convertible preferred stock..........   601,034 1,472,227 1,472,227
  Series D convertible preferred stock..........        --   727,957 1,391,120
  Series E convertible preferred stock..........        --        --   908,219
  Series F convertible preferred stock..........        --        --     3,287
  Warrants to purchase convertible preferred
   stock........................................    59,190    62,692    68,385
                                                 --------- --------- ---------
   Total common equivalents excluded from the
    computation of earning per share as their
    effect was antidilutive..................... 3,715,754 5,118,828 7,695,435
                                                 ========= ========= =========

                           RELEASENOW.COM CORPORATION

Pro forma net loss per share (unaudited)

   Pro forma net loss per share available to common stockholders for the years ended December 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the conversion of the Company's Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering (the "Offering") as if such conversion occurred on January 1, 1999, or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of 5,876,286 for the years ended December 31, 1999. The calculation of diluted net loss per share available to common stockholders excludes potential common shares as the effect would be anti-dilutive. Pro forma common equivalent shares are comprised of unvested restricted common stock and additional common shares issuable upon the exercise of stock options and warrants.

Income taxes

   Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

   The Company elected to be taxed as a Subchapter S Corporation from its inception through February 28, 1996, whereby the tax effects of the Company's activities were accrued directly to its stockholders. Effective March 1, 1996, the Company elected to terminate its status as a Subchapter S Corporation for income tax purposes. As a result, deferred income taxes were established on the date the Subchapter S Corporation status was terminated. Additionally, the Company offset its accumulated deficit on the date of Subchapter S election termination against its additional paid-in-capital as reflected in the statement of changes in Stockholders' Equity.

Segment information

   Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company identifies its operating segments based on business activities, management responsibility and geographical location. The Company has organized its operations in a single operating segment providing e-commerce solutions enabling the instant delivery of digital goods over the Internet.

Comprehensive income

   Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting comprehensive income and its component in consolidated financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

                           RELEASENOW.COM CORPORATION

New accounting pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivatives. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB statement No. 133" ("SFAS No. 137"). SFAS No. 137 deferred the effective date until the first quarter ending June 30, 2000. The Company will adopt SFAS No. 133 in its quarter ending June 30, 2000 and does not expect the adoption of this pronouncement to have a material impact on its financial condition or results of operations.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 would have no material effect on the financial position or results of operations of the Company. In addition, the Company believes that SAB 101 will not have an impact on whether the Company records gross or net revenues.

NOTE 2--ACQUISITION

   As discussed in Note 1, the Company completed the acquisition of all outstanding capital stock of CSD. The transaction was completed pursuant to the Agreement and Plan of Reorganization, dated as of May 18, 1999 among the Company, CSD and certain shareholders of CSD. Through this acquisition, the Company acquired a proprietary software tool which allows for systematic application development, rapid interactive design cycles and integration of third-party technologies. The acquisition was accounted for using the purchase method of accounting and accordingly, the net assets acquired and results of operations of CSD have been included in the Company's consolidated financial statements since the acquisition date. The total purchase price of $1,239,000 consisted of 150,000 shares of the Company's common stock valued at $1,200,000 and other acquisition related expenses totaling approximately $39,000. The total purchase price was allocated to assets acquired, including tangible and intangible assets, and liabilities assumed, based on their respective estimated fair values at the acquisition date. The total purchase price was allocated as follows (in thousands):

   Fair value of tangible assets........................................ $   73
   Acquired technology..................................................  1,310
   Fair value of liabilities assumed....................................   (144)
                                                                         ------
                                                                         $1,239
                                                                         ======

   The acquisition was structured as a tax-free exchange of stock, and therefore, the differences between the recognized fair values of acquired net assets, and their historical tax bases are not deductible for tax purposes. Accordingly, a deferred tax liability has been recognized for the difference between the assigned value of intangible assets for book purposes and the tax basis of such assets in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes."

                           RELEASENOW.COM CORPORATION

   The following table presents the unaudited pro forma net revenues and net loss available to common stockholders for the years ended December 31, 1998 and 1999 as if the acquisition had been consummated as of January 1, 1998 and 1999, respectively.

                                                 Year Ended December 31,
                                             --------------------------------
                                                  1998             1999
                                             ---------------  ---------------
                                             (in thousands, except share and
                                                   per share amounts)
   Net revenue.............................. $         6,940  $        12,762
   Net loss available to common
    stockholders............................          (8,124)         (23,265)
   Net loss per share available to common
    stockholders
     Basic and diluted...................... $         (7.12) $        (15.40)
     Weighted average shares................       1,141,526        1,510,344

   The unaudited pro forma results of operations do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the period presented or the results which may occur in the future.

NOTE 3--DETAILS OF BALANCE SHEET COMPONENTS

                                                                 December 31,
                                                                ---------------
                                                                 1998    1999
                                                                ------  -------
                                                                (in thousands)
   Property and equipment:
    Equipment.................................................. $1,624  $ 3,085
    Furniture and fixtures.....................................    182      349
    Leasehold improvements.....................................     94      119
    Software...................................................    724    1,408
                                                                ------  -------
                                                                 2,624    4,961
     Less: Accumulated depreciation and amortization ..........   (766)  (1,962)
                                                                ------  -------
                                                                $1,858  $ 2,999
                                                                ======  =======
   Intangible assets:
    Acquired technology........................................ $   --  $ 1,310
     Less: Accumulated amortization............................     --     (382)
                                                                ------  -------
                                                                $   --  $   928
                                                                ======  =======
   Accrued liabilities:
    Accrued bonuses............................................ $  172  $   365
    Accrued sales commission...................................     63      266
    Accrued vacation...........................................    129      210
    Accrued interest...........................................     62       46
    Accrued legal and audit expenses...........................    --       295
    Other......................................................     64      494
                                                                ------  -------
                                                                $  490  $ 1,676
                                                                ======  =======

                          RELEASENOW.COM CORPORATION

NOTE 4--RELATED PARTY TRANSACTIONS

   From inception (March 1994), through early 1996, two of the Company's significant stockholders provided certain advances to the Company for working capital and property and equipment purchases totaling $55,000. In February 1996, the stockholders converted approximately $8,000 of such advances into 749,000 shares of restricted common stock. The Company entered into note agreements with the stockholders for the remaining amounts due. The notes bore interest at 5.32% per annum with principal and interest. One note was repaid in 1997 for an amount of $13,000. The remaining note, which totaled $35,000 at December 31, 1997, was repaid in full during 1998.

NOTE 5--BORROWINGS

Equipment loan

   In June 1996, the Company obtained a capital equipment financing line (the "Equipment Loan") which provides for the purchase of fixed assets of up to $1,000,000. The Equipment Loan bears interest at 8% per annum with an additional 1% commitment fee on borrowing up to a maximum of $10,000. Additionally, upon execution of a draw-down, the Company is committed to an additional interest payment in the amount of 12% of the draw-down amount. The additional interest is due as a final payment at the end of the term of each borrowing under the line. Additional interest totaled $62,000 and $46,000 at December 31, 1998 and 1999, respectively. The Company is required to repay the borrowings in equal monthly installments of principal plus interest over a 36 month period. The Company is required to maintain certain reporting and non-financial covenants. At December 31, 1997 and 1998, the Company was in default of the reporting covenants for which waivers were obtained. The loan is collateralized by all of the Company assets, excluding intellectual property.

Note payable

   In 1998, the Company entered into a note agreement with a bank for $492,000 to finance the purchase of software equipment. Borrowings under the note are repayable in quarterly installments of $49,525 with the remaining balance due October 1, 2001. The note bears interest at 13.602% per annum. The note is collateralized by the software.

   Future maturities for the note payable and the Equipment Loan as of December 31, 1999 are as follows:

     2000.............................................................. $218,000
     2001..............................................................  182,000
                                                                        --------
                                                                        $400,000
                                                                        ========

                           RELEASENOW.COM CORPORATION

NOTE 6--INCOME TAXES

   The Company elected to be taxed as a Subchapter S Corporation from its inception through February 28, 1996. Upon termination of its Subchapter S Corporation status, the Company established deferred tax assets for the tax effect of the cumulative difference between book and tax basis of assets and liabilities. The net deferred tax assets at that date was fully off-set by a valuation allowance as there was no carry-back potential and ultimate realization was uncertain. The statement of operations and the effective tax rate for the year ended December 31, 1996 would not have been different if the Company had been a C Corporation for the twelve months ended December 31, 1996 because the Company was in a loss position in 1996. Accordingly, no pro forma information has been provided. Significant components of the Company's deferred tax assets were as follows:

                                                           December 31,
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
                                                          (in thousands)
   Net operating loss carryforwards................. $ 1,973  $ 4,707  $ 10,659
   Depreciation and amortization....................      --      (25)     (198)
   Accruals and reserves............................      37       93       122
   Purchased technology, net........................      --       --      (371)
                                                     -------  -------  --------
   Total deferred tax assets........................   2,010    4,775    10,212
   Valuation allowance..............................  (2,010)  (4,775)  (10,212)
                                                     -------  -------  --------
   Net deferred tax assets.......................... $    --  $    --  $     --
                                                     =======  =======  ========

   At December 31, 1999, the Company had approximately $28,000,000 of federal and $14,700,000 of state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2011 and 2002 for federal and state, respectively. Under the Tax Reform Act of 1986, the amounts of benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

NOTE 7--CONVERTIBLE PREFERRED STOCK

   The Company's Certificate of Incorporation, as amended, authorized 8,854,828 shares of convertible preferred stock. Convertible preferred stock at December 31, 1999 consists of the following:

                                        Shares                     Proceeds Net
                     Date of    ---------------------- Liquidation of Issuance
   Series           Issuance    Authorized Outstanding   Amount       Costs
   ------         ------------- ---------- ----------- ----------- ------------
                                                            (in thousands)
   A............. February 1996 1,021,000   1,000,000    $ 1,000     $   991
   B............. November 1996 1,136,427   1,101,424      1,542       1,521
   C.............     July 1997 1,478,921   1,472,227      5,500       5,484
   D.............     June 1998 1,468,480   1,391,120      9,710       9,685
   E.............      May 1999 1,500,000   1,499,997     12,000      11,932
   F............. December 1999 2,250,000   1,200,000     12,000      12,000
                                ---------   ---------    -------     -------
                                8,854,828   7,664,768    $41,752     $41,613
                                =========   =========    =======     =======

                           RELEASENOW.COM CORPORATION

   The difference between the offering price of $10.00 for Series F convertible preferred stock and the deemed fair value of the stock on the date of the transaction resulted in a beneficial conversion feature in the amount of $3,840,000. The beneficial conversion feature was reflected as a preferred dividend in the consolidated statement of operations. The holders of preferred stock have various rights and preferences as follows:

Voting

   Each share of Series A, B, C, D, E and F has voting rights equal to an equivalent number of shares of common stock into which it is convertible.

Dividends

   Holders of Series A, B, C, E and F convertible preferred stock are entitled to receive non-cumulative dividends of $0.08, $0.112, $0.298, $0.64 and $0.80 per share, respectively, when and if declared by the Board of Directors. Holders of Series D convertible preferred stock are entitled to receive cumulative dividends at $0.558 per share, when and if declared by the Board of Directors. The holders of Series D, Series E and Series F convertible preferred stock are also entitled to receive dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held, assuming conversion of all preferred shares into common stock on an as-if converted basis. No dividends have been declared to date.

Liquidation

   In the event of any liquidation, or sale of the Company, the holders of Series D, E and F convertible preferred stock are entitled to receive an amount of $6.98, $8.00 and $10.00 per share, respectively, plus all accrued but unpaid dividends, prior to and in preference to any distributions to Series A, Series B and Series C convertible preferred stock. In the event funds are sufficient to make a complete distribution to the holders of Series D, E and F, the holders of Series A, B and C convertible preferred stock are entitled to receive $1.00, $1.40 and $3.736 per share, respectively, plus any declared but unpaid dividends, prior to and in preference to any distribution to the holders of common stock.

   If a liquidation, dissolution, merger or acquisition occurs prior to January 31, 2001, the remaining assets after the aforementioned distribution, if any, shall be distributed among the holders of Series A, B, C, D, E and F preferred stock and common stock pro rata based on the number of common stock held by each, (assuming conversion of all such preferred stock).

   If a liquidation or dissolution occurs on or subsequent to January 31, 2001, the remaining assets after the aforementioned distributions, if any, shall be distributed among the holders of Series D, E and F preferred stock and common stock pro rata based on the number of shares of stock held by each holder (assuming conversion of all such preferred stock).

Conversion

   Each share of Series A, B, C, D, E and F convertible preferred stock is convertible into one share of common stock, subject to adjustment for dilution. Such conversion is automatic upon either the completion of a public offering of common stock for which the aggregate proceeds exceed $30,000,000 and a per share price of $12.00, the completion of a public offering of common stock for which the aggregate proceeds exceed $30,000,000 and a per share price of $9.60 and consent of at least 70% of the then outstanding preferred stock or by the consent of the holders of 70% of the then outstanding convertible preferred stock and 50% of the then outstanding Series D, E and F preferred stock.

                          RELEASENOW.COM CORPORATION

NOTE 8--COMMON STOCK

   The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 16,145,171 shares of common stock. The Company has the right to repurchase, at the original issue price, a declining percentage of certain of the shares of common stock issued to the individuals under written agreements with such individuals. Shares subject to repurchase totaled 25,782 and 786,936 as of December 31, 1998 and 1999, respectively.

   In 1997, the Company entered into several severance agreements with employees who were also stockholders. Under these agreements, the Company waived its rights to repurchase a total of 385,811 shares of which 135,108 shares were not vested at the termination date and permitted accelerated vesting of the shares. Accordingly the Company recognized additional compensation expense of approximately $35,000 as of December 31, 1997.

   In 1999, the Company entered into a severance agreement with an employee who was also a stockholder. Under the severance agreement, the Company permitted the accelerated vesting of a total of 28,563 unvested options. Accordingly, the Company recognized additional compensation expense of approximately $222,000. Additionally, the Company permitted the accelerated vesting of a total of 247,401 options as part of the transition of the Company's Chief Executive Officer to Chairman of the Board. Additional compensation expense of $1,958,000 was recognized at December 31, 1999 based on the difference between the intrinsic value of the options at the date of grant and the intrinsic value of the options at the vesting modification date.

   At December 31, 1999, the Company had reserved shares of common stock for future issuance as follows:

                                                                    December 31,
                                                                        1999
                                                                    ------------
   Conversion of Series A preferred stock..........................   1,021,000
   Conversion of Series B preferred stock..........................   1,136,427
   Conversion of Series C preferred stock..........................   1,478,921
   Conversion of Series D preferred stock..........................   1,468,480
   Conversion of Series E preferred stock..........................   1,500,000
   Conversion of Series F preferred stock..........................   2,250,000
   Exercise of options under stock option plans....................   1,978,288
                                                                     ----------
                                                                     10,833,116
                                                                     ==========

Preferred Stock Warrants

   In connection with the Equipment Loan, the Company issued warrants to purchase 21,000 and 35,000 shares of Series A and Series B preferred stock, respectively, at $1.00 and $1.40 per share, respectively. The warrants expire seven years from the date of issuance. The fair market value of the warrants on the issuance date was approximately $16,000 and $38,000 as determined using the Black-Scholes option pricing model and is recognized as additional interest expense over the term of the equity financing line.

   In connection with the Equipment Loan and the capital lease line ("Lease Line"), the Company issued a warrant to purchase 6,692 shares of Series C preferred stock at $3.736 per share, a warrant to purchase 6,142 shares of Series D preferred stock at $7.49 per share and a warrant to purchase 4,313 shares of Series F preferred stock at $8.00 per share, respectively. The warrants expire five, seven and seven years from the date of issuance, respectively. The fair market value of the warrants on the issuance date was $13,000, $38,000 and $30,000, respectively, as determined using the Black-Scholes option pricing model and is recognized as interest expense over the terms of the Equipment Loan and Lease Line. The weighted average fair value of the warrants granted in 1996, 1997 and 1999 was $0.96, $1.94, and $6.50, respectively.

                           RELEASENOW.COM CORPORATION

   The Company estimated the fair value of each warrant using the Black-Scholes option pricing model using the following assumptions:

                                                                  Year Ended
                                                                 December 31,
                                                              ------------------
                                                              1997 1998   1999
                                                              ---- ---- --------
     Risk-free interest rate................................. 6.7% 5.9% 5.7-6.2%
     Expected lives.......................................... term term   term
     Dividend yield.......................................... 0.0  0.0    0.0
     Expected volatility..................................... 80%  80%    80%

NOTE 9--STOCK OPTION PLANS

   The Company has two stock option plans, the 1996 Stock Plan ("1996 Plan") and the 1998 Stock Option/Stock Issuance Plan ("1998 Plan"). The Plans provide for the granting of stock options to employees, officers, non-employees, Board members and consultants of the Company. Options granted under the Plans may be either incentive stock options or nonstatutory stock options. Incentive stock options ("ISO") may be granted only to Company employees, officers, non-employees, Board members and officers. Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 3,612,646 shares of common stock for issuance under the Plans.

   Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options granted under the Plans vest at a rate of at least 20% per year over no more than five years from the date the option is granted with the initial vesting to occur no later than one year after the option grant date. In the event that any of the shares issued upon exercise of an option is subject to a right of repurchase in the Company's favor, such a repurchase right shall lapse at the rate of at least 20% per year over five years (1996
Plan) and 25% per year over four years (1998 Plan) from the date the option is granted.

                           RELEASENOW.COM CORPORATION

   The following table summarizes activity under the Plans for the years ended December 31, 1997, 1998 and 1999:

                                                            Options Outstanding
                                                            --------------------
                                                                        Weighted
                                                 Options                Average
                                                Available               Exercise
                                                for Grant     Shares     Price
                                                ----------  ----------  --------
   Balance at December 31, 1996................    384,000     113,500   $0.10
   Additional shares authorized................    360,118          --      --
   Options granted at fair value...............   (749,676)    749,676    0.18
   Options exercised...........................         --    (389,576)   0.14
   Options canceled............................     69,667     (69,667)   0.10
   Options repurchased.........................    274,308          --      --
                                                ----------  ----------   -----
   Balance at December 31, 1997................    338,417     403,933    0.20
   Additional shares authorized................    777,528          --      --
   Options granted at fair value...............   (113,200)    113,200    0.66
   Options granted below fair value............ (1,030,447)  1,030,447    3.20
   Options exercised...........................         --     (54,085)   0.18
   Options canceled............................    205,804    (205,804)   0.88
                                                ----------  ----------   -----
   Balance at December 31, 1998................    178,102   1,287,691    2.57
   Additional shares authorized................  1,975,000          --      --
   Options granted below fair value............ (1,600,750)  1,600,750    5.24
   Options exercised...........................         --  (1,462,505)   3.72
   Options canceled............................    404,295    (404,295)   2.62
                                                ----------  ----------   -----
   Balance at December 31, 1999................    956,647   1,021,641   $5.06
                                                ==========  ==========   =====

   The following table summarizes information about stock options outstanding and stock options vested and exercisable at December 31, 1999:

                                                                       Options
                                                Options Outstanding  Vested and
                                               at December 31, 1999  Exercisable
                                               --------------------- -----------
                                                          Weighted
                                                           Average
                                                          Remaining
                                                Number   Contractual
                                                  of        Life      Number of
   Exercise Prices                              Shares     (years)     Shares
   ---------------                             --------- ----------- -----------
   $0.14......................................    28,500     7.5       17,593
    0.36......................................    16,511     7.9        7,812
    1.00......................................    15,833     8.3        4,584
    1.50......................................     5,417     8.5          989
    3.50......................................   376,380     9.1       28,813
    5.00......................................   273,000     9.5           --
    8.00......................................   306,000     9.7        3,124
                                               ---------     ---       ------
                                               1,021,641     9.3       62,915
                                               =========     ===       ======

                           RELEASENOW.COM CORPORATION

Fair value disclosures

   Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                   Year Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
   Net loss available to common stockholders:
    As reported................................... $(3,625) $(7,856) $(23,194)
                                                   =======  =======  ========
    Pro forma..................................... $(3,634) $(7,911) $(23,702)
                                                   =======  =======  ========
   Net loss per share available to common
    stockholders:
    As reported................................... $ (5.66) $ (7.92) $ (15.96)
                                                   =======  =======  ========
    Pro forma..................................... $ (5.68) $ (7.98) $ (16.31)
                                                   =======  =======  ========

   The weighted average fair value of options granted with exercise prices at fair value in 1997 and 1998 was $0.04 and $0.10, respectively. The weighted average fair value of options granted with exercise prices below fair value in 1998 and 1999 was $1.30 and $4.00, respectively.

   The Company calculated the fair value of each option grant on the date of grant using the minimum-value method with the following assumptions:

                                                            Year Ended
                                                           December 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
   Risk-free interest rates.......................... 6.0-6.5% 4.3-5.6% 5.0-6.3%
   Expected lives (in years).........................     4.0      4.0      4.0
   Dividend yield....................................     0.0%     0.0%     0.0%
   Expected volatility...............................     0.0%     0.0%     0.0%

   Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of the pro forma effects of option grants on reported net loss for future years.

Stock-based compensation

   In connection with certain stock option grants during the years ended December 31, 1998 and 1999, the Company recognized unearned compensation totaling $2,074,000 and $4,041,000, respectively, which is being recognized over the vesting periods of the related options, generally four years, using an appropriate accelerated method. Amortization expense recognized during the years ended December 31, 1998 and 1999 totaled approximately $189,000 and $2,186,000, respectively.

   The Company recorded $62,000 of stock-based compensation expense for the fair value of options granted to non-employees during the year ended December 31, 1999. The fair value of the options granted to non-employees was determined using the Black-Scholes option pricing model, assuming a weighted average risk-free rate of 5.73%, the term life of the options of 10 years and a price volatility of 80%. No dividend yield was assumed as the Company has not paid dividends and has no intention to do so.

                           RELEASENOW.COM CORPORATION

NOTE 10--EMPLOYEE BENEFIT PLANS

   Effective January 1, 1997, the Company adopted its 401(k) Profit Sharing Plan (the "Plan"). All full-time employees who are at least 21 years old and have completed three months of service are eligible to participate in the Plan. Participants may contribute their earnings up to a maximum allowed under the law. A discretionary profit sharing contribution may be made by the Company. The Company has not made any contributions since inception.

NOTE 11--COMMITMENTS

Operating Lease

   The Company leases office space and equipment under non-cancelable operating leases expiring through the year 2004. Total rent expense was $100,000, $196,000 and $371,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

Capital Lease

   In April 1999, the Company obtained the Lease Line which provides for the purchase of fixed assets up to $1,400,000. Borrowings are due in 42 equal monthly installments beginning on their respective draw-down dates and accrue interest at a rate of 8.296% per annum.

   Future annual minimum lease payments under all noncancelable operating and capital leases as of December 31, 1999 were as follows:

   Year Ending December 31,                               Capital    Operating
   ------------------------                              ----------  ----------
   2000................................................. $  384,000  $  428,000
   2001.................................................    384,000     443,000
   2002.................................................    385,000     445,000
   2003.................................................     34,000     434,000
   2004.................................................         --     374,000
                                                         ----------  ----------
   Total minimum lease payments.........................  1,187,000  $2,124,000
                                                                     ==========
    Less: amount representing interest..................   (217,000)
                                                         ----------
    Present value of capital lease payments.............    970,000
    Less: current portion...............................   (291,000)
                                                         ----------
    Capital lease obligations, non-current portion...... $  679,000
                                                         ==========

   Total rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $100,000, $194,000 and $371,000, respectively.

NOTE 12--SUBSEQUENT EVENTS

Offering of Series F Preferred Stock

   In January 2000, the Company completed an offering of additional shares of Series F preferred stock. Pursuant to this offering, a total of 824,999 shares of Series F preferred stock were sold at a price of $10.00 per share, for net proceeds to the Company of approximately $8.2 million. The difference between the offering price and the deemed fair value of the common stock on the date of the transaction resulted in a beneficial conversion feature in the amount of approximately $3.3 million. The beneficial conversion feature will be

                           RELEASENOW.COM CORPORATION
reflected as a preferred dividend in the consolidated statement of operations in the first quarter of fiscal year 2000. The holders of these shares of Series F preferred stock have the same rights as those holders of the Series F shares issued prior to December 31, 1999 as discussed in Note 7.

Initial Public Offering

   In January 2000, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public.

2000 Stock Option Plan

   In January 2000, the Company's Board of Directors authorized the adoption of the 2000 Stock Option Plan. The plan is intended to serve as the successor program to the 1996 and 1998 Stock Option Plans, "The Plans". The 2000 plan will become effective upon consummation of the offering. At that time, all outstanding options under The Plans will be transferred to the 2000 plan, and no further option grants will be made under The Plans.

2000 Employee Stock Purchase Plan

   In January 2000, the Company's Board of Directors authorized the adoption of the 2000 Employee Stock Purchase Plan. The plan will become effective immediately upon consummation of this offering. The plan is designed to allow the Company's eligible employees to purchase shares of the Company's stock, at semi-annual intervals, with their accumulated payroll deductions.

   Participants may contribute up to 15% of their earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participants' entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October each year. In no event may any participant purchase more than 500 shares on any purchase date, and not more than 50,000 shares may be purchased in total by all participants on any purchase date.

 Dispute Settlement

   In January 2000, the Company agreed to a settlement of a shareholder dispute resulting in the issuance of a total of 94,540 shares of common stocks. As a result, the Company recorded an expense of $1.3 million during the first quarter 2000.

 Acquisition of Get Software.com

   On February 28, 2000, the Company entered into an Asset Purchase Agreement (the "Agreement") with Get Software.com (the "Acquired Company"), pursuant to which the Company agreed to purchase assets from the Acquired Company. The total consideration of approximately $3,012,000 consisted of 174,321 shares of the Company's common stock with an estimated fair value of $2,440,000, $496,000 in cash and an estimated $76,000 in acquisition costs. The Agreement also provides for the Company to pay contingent consideration of up to $200,000. The additional consideration, due in $50,000 installments at the end of each calendar quarter in 2000, is contingent upon attainment of certain revenue objectives. The acquisition will be accounted for using the purchase method of accounting, and accordingly, the purchase price will be allocated to identifiable assets acquired, including intangible assets and liabilities assumed, on the basis of their fair values.

                           RELEASENOW.COM CORPORATION

 Reverse Stock Split

   On February 16, 2000, the Board of Directors authorized a two-for-one reverse stock split of the Company's common stock and preferred stock. All references in the consolidated financial statements to the number of shares and per share amounts of the Company's common stock and preferred stock have been retroactively restated to reflect the decrease number of common stock and preferred stock.

 Issuance of Stock Options (Unaudited)

   During January and February 2000, the Company granted options to purchase 547,250 shares of common stock to existing and new employees at a weighted average exercise price of $10.63 per share. In connection with these grants, the Company recognized $1.8 million in unearned compensation that will be recognized over the related vesting period.

Inside back cover

Centered on the inside of the back cover of the prospectus is our logo.

                                3,250,000 Shares

                            [LOGO OF RELEASENOW.COM]


                                  Common Stock


                                  -----------

                                   PROSPECTUS
                                       , 2000

                                  -----------



                                Lehman Brothers

                               CIBC World Markets

                                 Wit SoundView

                                    PART II

                     Information not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and The Nasdaq National Market listing fee.

                                                                       Amount
                                                                     To Be Paid
                                                                     ----------
   SEC registration fee............................................. $   15,788
   NASD filing fee..................................................      5,500
   Nasdaq National Market listing application fee...................     17,500
   Printing and shipping fees.......................................    250,000
   Legal fees and expenses..........................................    750,000
   Accounting fees and expenses.....................................    500,000
   Blue Sky qualification fees and expenses.........................     15,000
   Transfer agent and registrar fees................................     20,000
   Miscellaneous fees...............................................     76,212
                                                                     ----------
     Total.......................................................... $1,400,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Article VII, Section 6, of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company or its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant intends to purchase and maintain directors and officers liabilities insurance. Reference is made to Section of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

   Since February 29, 1997, Registrant has issued and sold the following securities:

   1. Since February 28, 1997, Registrant has issued and sold 576,842 shares of common stock to directors, employees and consultants at prices ranging from $0.14 to $3.50 per share, upon exercise of stock options and stock purchase rights pursuant to the Registrant's 1996 Stock Plans for an aggregate purchase price upon exercise of $619,578.14.

   2. From July 25, 1997 through August 4, 1997, Registrant issued and sold an aggregate of 1,472,227 shares of Series C preferred stock to investors affiliated with Star Ventures, Draper Fisher Associates and Sevin Rosen funds and to Graystone Venture Direct Equity, L.P. at $3.736 per share, for an aggregate purchase price of $5,500,240.07.

   3. On July 10, 1997, Registrant issued a warrant to purchase 6,692 shares of Series C preferred stock to Imperial Bank at $3.736 per share for an aggregate purchase price upon exercise of $25,001.31.

   4. Since December 17, 1998, Registrant has issued and sold 1,521,218 shares of common stock to directors, employees and consultants at prices ranging from $3.50 to $10.80 per share, upon exercise of stock options and stock purchase rights pursuant to the Registrant's 1998 Stock Plans for an aggregate purchase price upon exercise of $8,377,027.00.

   5. On June 23, 1998, Registrant issued and sold an aggregate of 1,391,120 shares of Series D preferred stock to investors affiliated with Star Ventures, Draper Fisher Associates and Sevin Rosen funds and to Graystone Venture Direct Equity, L.P. and Excelsior Private Equity Fund II, Inc. at $6.98 per share, for an aggregate purchase price of $9,710,017.60.

   6. On April 16, 1999, Registrant issued a warrant to purchase 6,142 shares of Series D preferred stock to Comdisco, Inc. at $7.49 per share for an aggregate purchase price upon exercise of $46,003.58.

   7. On May 18, 1999, Registrant issued in exchange for all capital stock of Client Server Designs, Inc., a California corporation, an aggregate of 150,000 shares of common stock to the acquired company's stockholders in connection with the merger of Client Server Designs, Inc. with and into Registrant.

   8. On May 24, 1999, Registrant issued and sold an aggregate of 1,499,997 shares of Series E preferred stock to investors affiliated with Star Ventures, Draper Fisher Associates, Jon Gruber, Wheatley Partners and Sevin Rosen funds and to Graystone Venture Direct Equity, L.P., Seligman Communications and Information Fund, Inc., Admirals, L.P., Excelsior Private Equity Fund II, Inc., Seth I. Merrin and Anne E. Heyman, the Merrin Limited Partnership, Michael Maulick, Carolyn Rogers, Lagunitas Partners, L.P., J. Patterson McBaine, Eric Swergold and Isabelle Rogers Stepien at $8.00 per share for an aggregate purchase price of $11,999,976.

   9. On September 9, 1999, Registrant issued a warrant to purchase 4,313 shares of Series F preferred stock to Comdisco, Inc. at $8.00 per share for an aggregate purchase price upon exercise of $34,504.

   10. On December 30, 1999, and January 19, 2000 Registrant issued and sold an aggregate of 2,024,999 shares of Series F preferred stock to investors affiliated with Star Ventures, Draper Fisher Associates, Diserio Partners, Jon Gruber, Wheatley Partners and Sevin Rosen funds, to Graystone Venture Direct Equity, L.P., Seligman Communications and Information Fund, Inc., Excelsior Private Equity Fund II, Inc., a trust controlled by Michael O. Maulick, Lagunitas Partners, L.P., J. Patterson McBaine, Eric Swergold, Scott F. Wilson, Milbank Wilson Capital Partners, the Harris Family 1998 Trust, Westport Asset Fund Inc., Harron Capital RN Investment, LP, Silicon Valley Bancshares, the ESOR & CO c/o Associated Trust Company, N.A., Wyon F. Wiegratz as a custodian, Mark & Jeannette Harris, Dan Case and Dan Ho and to Brobeck, Phleger & Harrison LLP and its employees at $10.00 per share for an aggregate purchase price of $20,249,990.

   11. On January 26, 2000, Registrant issued 94,540 shares of common stock to Jeffrey Mendellsohn in settlement of a dispute.

   12. On February 18, 2000, Registrant issued in exchange for the assets of Get Software.com, a California partnership, an aggregate of 174,321 shares of common stock to the partners of Get Software.

   The sales of the above securities referenced in numbers 2, 3 and 5 through 12 were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act. The sales of the above securities referenced in numbers 1 and 4 were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

 (a) Exhibits

 Exhibit No.                             Description
 -----------                             -----------
    1.1*     Form of Underwriting Agreement.
    3.1**    Restated Certificate of Incorporation of Registrant.
    3.2**    Bylaws of Registrant.
    4.1      Form of Registrant's Common Stock Certificate.
    4.2**    Form of Amended and Restated Investors' Rights Agreement dated
             January 28, 2000.
    4.3**    Warrant to Purchase 21,000 shares of Series A preferred stock dated as of July 31, 1996 granted by Registrant to Venture Lending
             & Leasing Inc. at an exercise price of $1.00.
    4.4**    Warrant to Purchase 35,000 shares of Series B preferred stock dated as of July 31, 1996 granted by Registrant to Venture Lending
             & Leasing Inc. at an exercise price of $1.40.
    4.5**    Warrant to Purchase 6,692 shares of Series C preferred stock dated as of July 10, 1997 granted by Registrant to Imperial Bank at an exercise price of $3.736.
    4.6**    Warrant to Purchase 6,142 shares of Series D preferred stock dated as of April 16, 1999 granted by Registrant to Comdisco, Inc. at an exercise price of $7.49.
    4.7**    Warrant to Purchase 4,313 shares of Series F preferred stock dated as of September 9, 1999 granted by Registrant to Comdisco, Inc. at an exercise price of $8.00.
    5.1      Opinion of Brobeck, Phleger & Harrison LLP regarding legality of the securities being issued.
   10.1**    Form of Indemnification Agreement entered into by and between
             Registrant and its directors and officers.
   10.2**    1996 Stock Plan and related agreements, as amended.
   10.3**    1998 Stock Option/Stock Issuance Plan, as amended, and related agreements.
   10.4**    2000 Stock Incentive Plan and related agreements.
   10.5**    2000 Employee Stock Purchase Plan and related agreements.
   10.6**    Standard Industrial/Commercial Multi-Tenant Lease dated as of
             August 10, 1998 by and between W.F. Batton Company, Inc. and
             Registrant, as amended.
   10.7+**   Electronic Software Distribution Agreement dated as of June 28,
             1999 by and between Macromedia, Inc. and Registrant, as amended.
   10.8**    Loan Agreement dated June 26, 1996 as amended, by and between
             Venture Lending & Leasing, Inc. and Registrant.
   10.9**    Master Lease Agreement and Addendum dated April 16, 1999 by and between Comdisco, Inc. and Registrant.

 Exhibit No.                             Description
 -----------                             -----------
  10.10**    Letter Agreement dated November 10, 1999 by and between Carolyn A.
             Rogers and Registrant, Stock Purchase Agreement and promissory note secured by Stock Pledge Agreement.
  10.11**    Employment Letter Agreement dated September 29, 1998 by and between Eric J. Holstege and Registrant.
  10.12**    Employment Letter Agreement dated June 9, 1999 by and between
             Frank D. Maylett and Registrant.
  10.13**    Employment Letter Agreement dated May 20, 1999 by and between
             Michael J. Maulick and Registrant.
  10.14**    Employment Letter Agreement dated December 7, 1998 by and between
             Joan P. Walsh and Registrant.
  10.15**    Employment Letter Agreement dated February 17, 1999 by and between
             David A. Roman and Registrant.
  10.16**    Form of Stock Purchase Agreement, Promissory Note and Stock Pledge
             Agreement by and between Registrant and Messrs. Holstege, Maulick,
             Roman and Ms. Walsh.
  10.17+**   Electronic Software Distribution Agreement by and between Network
             ICE and Registrant.
  21.1**     Subsidiaries of Registrant.
  23.1**     Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit
             5.1).
  23.2       Consent of PricewaterhouseCoopers, LLP, Independent Accountants.
  24.1**     Power of Attorney.
  27.1**     Financial Data Schedule.

--------
*  To be filed by amendment.
** Previously filed.
+ Confidential treatment will be requested for certain portions which have been blacked out in the copy of the exhibit to be filed with the Securities and Exchange Commission. The omitted information will be filed separately with the Securities and Exchange Commission pursuant to the application for confidential treatment.

 (b) Financial Statement Schedule

   Schedule II--Valuation and Qualifying Accounts........................... S-2

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Registrant's Restated Certificate of Incorporation, the Registrant's Bylaws, the Registrant's indemnification agreements or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, State of California, on this 5th day of April, 2000.

                                          ReleaseNow.Com Corporation

                                                    /s/ Joan P. Walsh
                                          By: _________________________________
                                                       Joan P. Walsh
                                             Vice President, Finance and Chief
                                                     Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    Chief Executive Officer,      April 5, 2000
______________________________________  President and Director
         (Michael J. Maulick)           (Principal Executive
                                        Officer)

          /s/ Joan P. Walsh            Vice President, Finance       April 5, 2000
______________________________________  and Chief Financial
           (Joan P. Walsh)              Officer (Principal
                                        Financial and Accounting
                                        Officer)

                  *                    Director                      April 5, 2000
______________________________________
          (Clydene Bultman)

                  *                    Director                      April 5, 2000
______________________________________
           (David Shrigley)

                  *                    Director                      April 5, 2000
______________________________________
        (Steven T. Jurvetson)

                  *                    Director                      April 5, 2000
______________________________________
             (Asad Jamal)

                  *                    Director                      April 5, 2000
______________________________________
          (Douglas Lindgren)

                  *                    Chairman of the Board         April 5, 2000
______________________________________
         (Carolyn A. Rogers)

     /s/ Joan P. Walsh
By: ___________________________
         Joan P. Walsh
       Attorney-in-Fact

* Signing under the Authority of a Power of Attorney previously filed with the Securities and Exchange Commission.

                                                                      SCHEDULE I

To the Stockholders and Board of
 ReleaseNow.com Corporation

   In connection with our audits of the consolidated financial statements of ReleaseNow.com Corporation as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, which financial statements are included in the Registration Statement, we have also audited the financial data schedule listed in Item 16 herein.

   In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents in all material respects, the information required to be included therein.

PricewaterhouseCoopers LLP

San Jose, California
January 21, 2000

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                                         Allowance   Deferred
                                                            for      Tax Asset
                                                         Doubtful    Valuation
                                                         Accounts     Account
                                                         ---------  -----------
Balance, December 31, 1996..............................      --        680,000
  Increase to allowance.................................      --      1,330,000
  Decrease to allowance.................................      --            --
                                                         --------   -----------
Balance, December 31, 1997..............................      --      2,010,000
  Increase to allowance.................................  183,000     2,765,000
  Decrease to allowance................................. (111,000)          --
                                                         --------   -----------
Balance, December 31, 1998..............................   72,000     4,775,000
  Increase to allowance.................................   17,000     5,437,000
  Decrease to allowance.................................      --            --
                                                         --------   -----------
Balance, December 31, 1999.............................. $ 89,000   $10,212,000
                                                         ========   ===========

                                 EXHIBIT INDEX

 Exhibit No.                             Description
 -----------                             -----------
   1.1*      Form of Underwriting Agreement.

   3.1**     Restated Certificate of Incorporation of Registrant.

   3.2**     Bylaws of Registrant.

   4.1       Form of Registrant's Common Stock Certificate.

   4.2**     Form of Amended and Restated Investors' Rights Agreement dated
             January 28, 2000.

   4.3** Warrant to Purchase 21,000 shares of Series A preferred stock dated as of July 31, 1996 granted by Registrant to Venture Lending
             & Leasing Inc. with an exercise price of $1.00.

   4.4** Warrant to Purchase 35,000 shares of Series B preferred stock dated as of July 31, 1996 granted by Registrant to Venture Lending
             & Leasing Inc. with an exercise price of $1.40.

   4.5** Warrant to Purchase 6,692 shares of Series C preferred stock dated as of July 10, 1997 granted by Registrant to Imperial Bank with an exercise price of $3.736.

   4.6** Warrant to Purchase 6,142 shares of Series D preferred stock dated as of April 16, 1999 granted by Registrant to Comdisco, Inc. with an exercise price of $7.49.

   4.7** Warrant to Purchase 4,313 shares of Series F preferred stock dated as of September 9, 1999 granted by Registrant to Comdisco, Inc.
             with an exercise price of $8.00.

   5.1 Opinion of Brobeck, Phleger & Harrison LLP regarding legality of the securities being issued.

  10.1** Form of Indemnification Agreement entered into by and between Registrant and each of its directors and executive officers.

  10.2**     1996 Stock Plan and related agreements, as amended.

  10.3** 1998 Stock Option/Stock Issuance Plan, as amended, and related agreements.

  10.4**     2000 Stock Incentive Plan and related agreements.

  10.5**     2000 Employee Stock Purchase Plan and related agreements.

  10.6**     Standard Industrial/Commercial Multi-Tenant Lease dated as of
             August 10, 1998 by and between W.F. Batton Company, Inc. and
             Registrant, as amended.

  10.7+**    Electronic Software Distribution Agreement dated as of June 28,
             1999 by and between Macromedia, Inc. and Registrant, as amended.

  10.8** Loan Agreement, dated June 26, 1996 as amended, by and between Venture Lending and Leasing, Inc. and Registrant.

  10.9** Master Lease Agreement and Addendum dated April 16, 1999 by and between Comdisco, Inc. and Registrant.

  10.10**    Letter Agreement dated November 10, 1998 by and between Carolyn A.
             Rogers and Registrant, Stock Purchase Agreement and promissory note secured by Stock Pledge Agreement.

  10.11** Employment Letter Agreement dated September 29, 1998 by and between Eric J. Holstege and Registrant.

  10.12**    Employment Letter Agreement dated June 9, 1999 by and between
             Frank D. Maylett and Registrant.

  10.13**    Employment Letter Agreement dated May 21, 1999 by and between
             Michael J. Maulick and Registrant.

 Exhibit No.                             Description
 -----------                             -----------
  10.14**    Employment Letter Agreement dated December 7, 1998 by and between
             Joan P. Walsh and Registrant.

  10.15**    Employment Letter Agreement dated February 17, 1999 by and between
             David A. Roman and Registrant.

  10.16**    Form of Stock Purchase Agreement, Promissory Note and Stock Pledge
             Agreement by and between Registrant and Messrs. Holstege, Maulick,
             Roman and Ms. Walsh.

  10.17+**   Electronic Software Distribution Agreement by and between Network
             ICE and Registrant.

  21.1**     Subsidiaries of Registrant.

  23.1**     Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit
             5.1).

  23.2       Consent of PricewaterhouseCoopers, LLP, Independent Accountants.

  24.1**     Power of Attorney.

  27.1**     Financial Data Schedule.

--------
* To be filed by amendment.
** Previously filed.
+ Confidential treatment will be requested for certain portions which have been blacked out in the copy of the exhibit to be filed with the Securities and Exchange Commission. The omitted information will be filed separately with the Securities and Exchange Commission pursuant to the application for confidential treatment.